UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INDEX	Pág.

Performance Review

Balance Sheet

Income Statements

Statements of Comprehensive Income

Statements of Changes in Stockholders' Equity – Bank

Statements of Changes in Stockholders' Equity – Consolidated

Cash Flows Statements

Statements of Value Added

1.General Information

2.Presentation of Financial Statements

3.Significant Accounting Policies

4.Cash and Cash Equivalents

5.Interbank Investments

6.Securities and Derivatives Financial Instruments

7.Interbank Accounts

8.Loan Portfolio and Allowance for Loan Losses

9.Foreign Exchange Portfolio

10.Securities Trading and Brokerage

11.Tax Assets and Liabilities

12.Other Receivables – Other

13.Dependences Information and Foreign Subsidiary

14.Investments in Affiliates and Subsidiaries Subsidiary

15.Fixed Assets

16.Intangibles

17.Funding

18.Debt Instruments Eligible to Capital

19.Other Payables – Other

20.Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

21.Stockholders’ Equity

22.Related Parties

23.Income from Services Rendered and Banking Fees

24.Personnel Expenses

25.Other Administrative Expenses

26.Other Operating Income

27.Other Operating Expenses

28.Non-Operating Income

29.Employee Benefit Plans - Post-Employment Benefits

30.Risk Management, Capital and Sensitivity Analysis

31.Other information

32.Subsequent Events

Composition of Management Bodies

Declaration of directors on the financial statements

Directors' Statement on Independent Auditors

Audit Committee Report

Fiscal Council's Opinion

Performance Review

Dear Stockholders:

We present the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended June 30, 2020, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The Condensed Interim Financial Statements based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the period ended June 30, 2020 will be simultaneously released at www.santander.com.br/ri.

1. Macroeconomic Environment

The Santander Bank ponders that the global economic scenario was marked by the advance of the COVID-19 pandemic, which has continued to hit most of economies in a strongly fashion and whose final damages are yet to be fully known. However, given a larger control of the contamination, especially in the countries that were hit earlier than other ones, the Bank witnessed the release of activity indicators pointing that the worst of the crisis lies behind. Additionally, the Bank judges that the sizeable grant of fiscal and monetary stimuli on both the international and domestic fronts has helped to support financial asset prices and to a reversal of the worsening registered in the first quarter of this year. For instance, the Bovespa index – which had declined to 73,019.8 points in March 2020 from 115,645.3 points in December 2019 – climbed back to a little higher than 90,000 points at the end of the second quarter.

In Brazil, the Santander Bank considers that the setbacks stemming from the COVID-19 have led lawmakers to focus on measures aiming at reducing the economic impact of the pandemic instead of deepening discussions about structural reforms. The efforts were directed towards debating measures to give support to the poorest part of the population and to companies that were strongly impacted by side effects of social distancing rules. In Santander’s view, these temporary measures indispensable to soothe the crisis impact, but they will raise public expenditures substantially during 2020 and, consequently, they will increase the Brazilian public debt. The Bank believes that this backdrop only reinforces the need to resume discussions about structural reforms once country overcomes the pandemic in order to prevent the public debt to follow an unsustainable path.

In view of the contractionary impact that the pandemic brought, the Bank considers that the general wave of downward revisions in the GDP projections for 2020 was not surprising, in view of the expectations of the first quarter. While the median projection indicated a 0.48% retraction for the Brazilian GDP at the end of March 2020, the median expectation is currently that the Brazilian economy will decline 6.10% this year. The Bank believes that such a prospect of a strong contraction in the Brazilian GDP is the reason for an important revision in the median inflation forecast for 2020 between the end of the first quarter and currently (from 2.94% to 1.72%) . This combination of prospects for economic contraction and low inflation is what Santander believes to have provided space for the Central Bank of Brazil to reduce the basic interest rate to the new historical minimum level in the country (2.25% pa) at the Copom meeting in June 2020.

However, in the Bank’s view, the combination of slow economic growth and high public debt is something that raises concerns among international investors, which has translated into a marginal improvement in its 5-year CDS spreads and FX rate. Regarding the former, after having climbed to 275.9 basis points in March 2020 from 99.5 in December 2019, the gage receded to only 260.9 basis points – notwithstanding it has hovered around 400 basis points during some time in the second quarter. Regarding the FX rate, the Bank saw a similar trajectory materializing, as the pair climbed to USD/BRL5.20 from USD/BRL4.03 between March 2020 and December 2019, respectively, only to end the second quarter at USD/BRL5.16.

Therefore,  in order for there to be a more acute improvement in the performance of these indicators, the Bank believes that measures will be necessary to signal changes both in the pace of economic growth and the reversal of the trajectory of the increase in public indebtedness. In the view of Santander, this will only be possible with the resumption of structural reforms.

2. Performance

2.1) Corporate Net Income

Consolidated Income Statements (R$ Millions)	1H20	1H19	annual changes%	2Q20	1Q20	quarter changes %
Financial Income	79,563.5	39,591.0	101.0	27,871.6	51,691.9	(46.1)
Financial Expenses	(79,909.1)	(21,867.7)	265.4	(24,175.0)	(55,734.1)	(56.6)
Gross Profit From Financial Operations (a)	(345.6)	17,723.3	(102.0)	3,696.6	(4,042.2)	(191.4)
Other Operating (Expenses) Income (b)	(6,120.7)	(6,345.9)	(3.5)	(3,647.7)	(2,473.0)	47.5
Operating Income	(6,466.3)	11,377.4	(156.8)	48.9	(6,515.2)	(100.7)
Non-Operating Income	236.6	(111.4)	(312.4)	31.8	204.8	(84.5)
Income Before Taxes on Income and Profit Sharing	(6,229.8)	11,266.0	(155.3)	80.6	(6,310.4)	(101.3)
Income Tax and Social Contribution (a)	13,065.9	(3,336.4)	(491.6)	2,459.5	10,606.4	(76.8)
Profit Sharing	(963.5)	(925.3)	4.1	(484.4)	(479.1)	1.1

Non-Controlling Interest	(73.0)	(179.2)	(59.2)	(30.1)	(42.9)	(29.7)
Consolidated Net Income	5,799.6	6,825.2	(15.0)	2,025.6	3,774.0	(46.3)

OPERATING RESULT BEFORE ADJUSTED TAXATION	1H20	1H19	annual variation%	2Q20	1Q20	quarter changes %
(R$ Million)
Result before Taxation on Profit and Participation	(6,229.8)	11,266.0	(155.3)	80.6	(6,310.4)	(101.3)
Foreign Exchange Hedge	15,447.4	(368.0)	(4,097.7)	3,148.6	12,298.8	(74.4)
Operating Income Before Adjusted Taxation	9,217.6	10,898.0	(15.4)	3,229.3	5,988.4	(46.1)

INCOME TAX	1H20	1H19	annual variation%	2Q20	1Q20	quarter changes %
(R$ Million)
Income tax and social contribution	13,065.9	(3,336.4)	(491.6)	2,459.5	10,606.4	(76.8)
Foreign Exchange Hedge	(15,447.4)	368.0	(4,297.7)	(3,148.6)	(12,298.8)	(74.4)
Adjusted Income Tax and Social Contribution	(2,381.5)	(2,968.4)	(19.8)	(689.1)	(1,692.4)	(59.3)

The Bank's rapid adaptation to different scenarios, supported by a solid balance sheet position and a well-defined business model, made it possible to capture important opportunities in the period, always prioritizing customer needs. Accordingly, we offer a plan to extend installments of various types of financing granted to customers in order to provide greater financial capacity. In this quarter, an extraordinary provision of R$3.2 billion was made, supported by assumptions based on stress scenarios. In addition, the Bank continued to evolve our risk models, which helped to maintain the quality of the credit portfolio at controlled levels. As a result of our actions in the period, we observed an increase in margins while reaching the best historical level of the efficiency index.

Managerial net income reached R$5,989 million, down 15.9% in twelve months and 44.6% in the quarter. Excluding the effect of the extraordinary provision expense, net income totaled R$7,749 million, an increase of 8.8% in twelve months and 1.1% in three months.

The return on average shareholders' equity (adjusted for goodwill, reached 17.1% in the first half, down 4.2 pp and 12.0% in three months. Excluding the extraordinary provision expense, ROAE was 22.1% in the first half, an increase of 0.8 pp in twelve months, and 0.4 pp less in three months.

a) Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branchs AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	1H20	1H19
Exchange Variation - Profit From Financial Operations	19,283.08	(554.5)
Derivative Financial Instruments - Profit From Financial Operations	(35,436.18)	967.1
Income Tax and Social Contribution	15,447.39	(367.7)
PIS/Cofins - Tax Expenses	705.72	(45.0)

2.2) Assets and Liabilities

Consolidated Balance Sheets (R$ Millions)	30/Jun/20	31/Dec/19	jun/20 vs. jun/19 changes %
Current and Long-Term Assets	973,952.9	844,294.7	15.4
Permanent Assets	13,726.0	13,248.4	3.6
Total Assets	987,678.9	857,543.1	15.2
Current and Long-Term Liabilities	911,647.0	785,789.3	16.0
Deferred Income	475.9	285.2	66.9
Non-Controlling Interest	1,103.3	1,695.4	(34.9)
Stockholders' Equity	74,452.6	69,773.2	6.7
Total Liabilities and Stockholders' Equity	987,678.9	857,543.1	15.2

2.3) Stockholders’ Equity

As of June 30, 2020, Banco Santander 's consolidated shareholders' equity increased by 6,7% compared to December 31, 2019.

The change in shareholders' equity between June 30, 2020 and December 31, 2019, was mainly due to the net income for the semester in the amount of R$5,978,799 million and in an employee benefit plan in the amount of R$679,503 million (net of tax effects), due to the remeasurement of actuarial obligations due to the change in interest rates caused by the macroeconomic scenario observed in the first half of 2020.

For additional information, see explanatory note to financial statements nº21.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), PR Level I and Principal Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, risk market risk and operational risk.

As established in CMN Resolution No. 4,193/2013, the requirement for PR in 2019 was 10.5%, comprising 8.0% of Minimum Equity of Reference plus 2.5% of Additional Capital Conservation. Considering this surcharge, PR Level I increased to 8.5% and Minimum Principal Capital to 7.0%.

For the base year 2020, the PR requirement remains at 11.5%, including 8.0% of Reference Equity Minimum, plus 2.5% of Capital Conservation Additional and 1.0% of Systemic Additional. PR Level I reaches 9.5% and Minimum Principal Capital 8.0%.

In view of the pandemic scenario, the Central Bank of Brazil has been monitoring the Brazilian market and has established a set of regulations to minimize the impacts of the pandemic. In the case of capital, it established the reduction of the Main Capital Conservation Additional from 2.5% to 1.25%, aiming at expanding the capacity to grant new credit operations.

The Basel ratio is calculated in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown below:

Basel Index%	Jun/20	Jun/19
Basel I Ratio	13.20	15.1
Basel Principal Capital	11.90	14.0
Basel Regulatory Capital	14.40	16.2

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio for the period ended June 30, 2020, of the main subsidiaries of Banco Santander:

Subsidiaries (R$ Millions)	Total Assets	Stockholde rs' Equity	Net Income	Loan Portfolio (1)	Ownership/ Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	47,224.5	1,376.2	400.7	44,502.0	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	28,248.1	2,778.5	166.9	0.0	100.00%
Banco Bandepe S.A.	28,844.8	5,209.6	35.1	0.0	100.00%
Banco Olé Consignado	15,726.8	2,778.5	257.3	15,662.7	100.00%
Banco RCI Brasil S.A.	11,831.6	1,335.7	99.9	9,471.2	39.89%
Santander Leasing S.A. Arrendamento Mercantil	7,151.7	5,847.1	98.3	2,066.9	100.00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	5,313.5	3,332.8	311.8	0.0	100.00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	5,522.5	4,806.3	141.0	0.0	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	1,611.8	1,589.2	33.6	0.0	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,052.9	697.1	51.8	0.0	100.00%

(1) Includes balances referring to leasing portfolio and other credits.

The financial statements of the Subsidiaries above were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in conjunction with the CMN, Bacen rules and model of the document provided for in the Accounting Plan of Cosif Institutions, of CVM , in which they do not conflict with the rules issued by Bacen, without the elimination of transactions with related companies.

3. Corporate Restructuring

During the semester ended on June 30, 2020 and December 31, 2019, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of Banco Santander.

For additional information, see explanatory note to financial statements nº2.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

Banco Santander's Board of Directors met and resolved:

On July 28, 2020, approve the Banco Santander Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Banco Santander Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), both referring to the semester ended June 30, 2020.

On July 03, 2020, approve the election of Mr. João Marcos Pequeno De Biase as Executive Officer without specific designation of the Bank.

On June 29, 2020, approve (i) the departure of Mr. René Luiz Grande from the position of member of the Bank's Risk and Compliance Committee; and (ii) the election of Mr. René Luiz Grande to the position of member of the Bank's Audit Committee.

On June 12, 2020, approve the election of Ms. Virginie Genès-Petronilho as a member of the Bank's Risk and Compliance Committee.

On May 27, 2020, approve the amendment to the Internal Regulations of the Board of Directors, the Audit Committee and the Risks and Compliance Committee.

On May 21, 2020, approve the election of the members of the Bank's Audit Committee for a new term of officer: Ms. Deborah Stern Vieitas, Mr. Luiz Carlos Nannini and Ms. Maria Elena Cardoso Figueira.

On May 21, 2020, approve the new version of the Remuneration Policy, according to the positive recommendation of the Remuneration Committee, in compliance with of the CMN Resolution n° 3.921/2010.

On May 21, 2020, approve the local implementation of the versions presented for the Policies: (i) Social Responsibility; (ii) Social Investment, and (iii) Corporate Culture, according to the positive recommendation of the Sustainability Committee.

On April 28, 2020, approve the election of Mr. Pedro Augusto de Melo as a member and Coordinator of the Bank's Risk and Compliance Committee.

On April 27, 2020, approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the consolidated Condensed Intermediate Financial Statements of Banco Santander, prepared in accordance with International Financial Reporting Standards (IFRS), both for the period ended March 31, 2020.

On April 23, 2020, (i) acknowledgment of the resignation presented by Mr. Celso Clemente Giacometti to the positions of member of the Board of Directors, Coordinator of the Nomination and Governance Committee and member of the Remuneration Committee of the Bank; (ii) approve the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Nomination and Governance Committee of the Bank, to the position of Coordinator of the referred Committee; (iii) approve the exoneration of Mr. Bernardo Parnes from the position of Coordinator of the Risk and Compliance Committee of the Bank; (iv) approve the appointment of Mr. Álvaro Antonio Cardoso de Souza, current member of the Risk and Compliance Committee of the Bank, to the position of Coordinator of the referred Committee; and (v) approve the exoneration of Mr. José Roberto Machado Filho, Executive Officer of the Bank.

On April 07, 2020, approve the election of Sr. Marcelo Augusto Dutra Labuto as Director with no specific designation.

On February 28, 2020, approve the resignation of Mr. Ulisses Gomes Guimarães, Director with no specific designation of the Bank; (ii) know the resignation of Mr. Gilberto Duarte de Abreu Filho, Director without a specific designation of the Bank; and (iii) approve the election of Mr. Sandro Rogério da Silva Gamba as an Officer without a specific designation of the Bank.

On February 26, 2020, approve Banco Santander Form 20-F for the year ended December 31, 2019.

On February 26, 2020, approve Banco Santander 's Consolidated Financial Statements for the year ended December 31, 2019, prepared in accordance with International Accounting Standards (IFRS).

On February 3, 2020, approve the election of Sres. Sandro Kohler Marcondes, Vítor Ohtsuki and Geraldo José Rodrigues Alckmin Neto as Directors with no specific designation.

On January 28, 2020, approve Banco Santander Individual and Consolidated Financial Statements, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2019.

There was no change in corporate governance decided by the Bank for the base date of March 31, 2020. These decisions are described in the Management Report of the Individual and Consolidated Financial Statements of December 31, 2019.

6. Risk Management

On February 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the structure of risk and capital management (GIRC), effective from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, define an integrated stress test program and declare the Risk Appetite Statement (RAS - Risk Appetite Statement), set up a Risk Committee, define a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for information disclosure policy. Banco Santander develops necessary actions on a continuous and progressive basis, aiming at adhering to the resolution. No relevant impacts were identified as a result of this standard.

For more information, see note 30 to this publication.

Capital Management Structure

Banco Santander 's capital management structure has robust governance, which supports the processes related to this topic and establishes the responsibilities of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for effective capital management. Further details can be found in the Risk and Capital Management Structure, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, with the Audit Committee responsible for its supervision.

Internal Audit is a permanent function and independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. The Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent in Banco Santander activity, Internal Audit has a set of tools developed internally and updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the latest audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be carried out, are periodically reviewed.

The Audit Committee and the Board of Directors have favorably analyzed and approved the Internal Audit work plan for 2020.

7. People

People are an essential element in the Organization. After all, they are the ones who think, design, develop, interact and build what Banco Santander wants to be. This is why the Bank invests in each of the 47,192 employees here in Brazil.

For the development of these people, the Corporate Academy - Academia Santander, works for a strong, transversal culture, providing that everyone, online and in person, can improve what they already know and explore new possibilities.

Banco Santander supports leaders and managers so that they are close and available. This performance is based on three pillars: Feedback, Open Chat and Personalized Recognition, making sure there is alignment between everyone through recurring and frank conversations, career direction and special moments to reward the growth of the teams.

Banco Santander values a diverse environment, where each competence and each difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT + pillar. Another good example is the Talent Show. In it, Banco Santander opens space to get to know the most different performances and explore the universe of skills that exist in the Bank, allowing interaction and fraternization among colleagues.

The result of all these actions is the high level of engagement, proven through two surveys that are carried out annually and that bring excellent indicators. One of them points out that at least 91% of employees say they want to stay at Banco Santander for a long time. It is believed that this satisfaction reflects positively on interactions with Customers, generating greater loyalty, sustainable growth and investments in Society, which leads Banco Santander to be the best Bank for all stakeholders.

Due to the COVID-19 pandemic, the payment of the 13th salary of 100% of employees was anticipated and the possibility of converting the meal voucher into food vouchers was offered. In addition, an isolation protocol for high-risk groups was implemented and a Telemedicine program was launched with 24-hour service for employees and their dependents. During this period, 80% of our employees, except employees from the branch network, work in the home office.

8. Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potentials and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and businesses.

In relation to the Social and Environmental Businesses, Santander: i) structured the first ESG Linked Loan in Brazil, with FS Bioenergia. Interest rates are variable according to the achievement of environmental goals; ii) coordinated the first decarbonization credit transaction (Cbios) in the country, regulated by the RenovaBio Program; iii) established a partnership with Coopercitrus, which will offer lines for the acquisition of solar panels and irrigation equipment to members, bringing scale to renewable energy in agribusiness; and iv) was one of the coordinators of the first Green Bond issued by a Brazilian company in the transport and logistics sector in the international market, with the global Climate Bond Initiative certification.

As a result of the global health crisis scenario, Banco Santander has promoted actions to support customers and society. One of these actions includes supporting five institutions that are working on the front line in combating Covid-19. More than R$7 million was collected, half of the amounts donated by employees and the other half, doubled by the Bank. Others actions can be seen on the Santander's website, through the link https://www.santander.com.br/campanhas/cuidar.

9. Independent Audit

The policy of Banco Santander, including its subsidiaries, in contracting services not related to the auditing of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This reasoning provides for the following: (i) the auditor must not audit his own work, (ii) the auditor must not exercise managerial functions in his client, (iii) the auditor must not promote his client's interests, and (iv ) the need for approval of any services by the Bank's Audit Committee.

In compliance with the Securities and Exchange Commission Instruction 381/2003, Banco Santander informs that in the half ended June 30, 2020, PricewaterhouseCoopers did not provide services not related to the independent auditing of the Financial Statements of Banco Santander and controlled companies over 5% of the total fees related to independent audit services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include assessing the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the audit of the Financial Statements by its independent auditors during the semester ended on June 30, 2020, did not affect the independence and objectivity in conducting the external audit exams carried out at Banco Santander and other entities of the Group, since the above principles were observed.

The Board od Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 07/28/2020).

Balance Sheet

			Bank		Consolidated
	Notes	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Current Assets		598,567,150	496,060,072	600,484,078	514,863,901
Cash	4	20,790,248	9,543,649	22,654,686	9,924,644
Interbank Investments	5	103,337,496	82,235,455	48,624,468	42,571,395
Money Market Investments		41,012,769	28,703,365	41,016,944	28,703,365
Interbank Deposits		59,024,261	43,230,118	4,306,208	3,565,203
Foreign Currency Investments		3,300,466	10,301,972	3,301,316	10,302,827
Securities and Derivative Financial Instruments	6	100,756,360	61,649,371	111,261,974	72,160,634
Own Portfolio		55,817,865	27,746,398	65,887,953	34,097,174
Subject to Repurchase Commitments		16,969,347	26,824,877	16,959,121	21,338,877
Derivative Financial Instruments		23,526,080	2,653,751	22,040,810	8,894,341
Deposited in the Central Bank		5,654	-	5,654	-
Securities Associate to Privatization		568	512	568	512
Pledged in Guarantees		1,976,359	456,012	3,907,381	3,861,909
Securities Under Resale Agreements with Free Movement		2,460,487	3,967,821	2,460,487	3,967,821
Interbank Accounts		70,842,064	78,178,662	80,027,263	88,952,546
Payments and Receipts Pending Settlement		13,938,973	9,027,921	22,882,715	19,267,302
Restricted Deposits:		56,883,779	69,121,251	57,131,770	69,663,608
Central Bank Deposits		56,883,776	69,121,095	57,131,767	69,663,452
National Housing System (SFH)		3	156	3	156
Interbank Transfers		6,534	7,854	-	-
Correspondents		12,778	21,636	12,778	21,636
Receipts and Payments Pending Settlement		63,527	-	63,527	-
Receipts and Payments Pending Settlement		63,527	-	63,527
Lending Operations	8	104,973,917	83,319,998	131,344,397	112,150,045
Public Sector		77,587	153,586	77,587	153,586
Private Sector		109,974,253	86,455,503	137,612,177	116,405,810
(Allowance for Loan Losses)	8.e	(5,077,923)	(3,289,091)	(6,345,367)	(4,409,351)
Leasing Operations	8	-	-	1,001,734	1,202,645
Private Sector		-	-	1,017,482	1,216,238
(Allowance for Lease Losses)	8.e	-	-	(15,748)	(13,593)
Other Receivables		195,976,273	179,592,907	203,324,822	185,981,022
Credits for Avals and Sureties Honored		79,204	23,283	576,534	377,915
Foreign Exchange Portfolio	9	142,188,280	123,396,135	142,188,280	123,396,135
Income Receivable		1,967,288	2,226,778	1,882,818	2,025,186
Trading Account	10	3,955,710	2,325,866	5,996,485	3,912,093
Others	12	48,543,518	52,071,971	53,490,221	56,713,037
(Allowance for Other Receivables Losses)	8.e	(757,727)	(451,126)	(809,516)	(443,344)
Other Assets		1,827,265	1,540,030	2,181,207	1,920,970
Other Assets		1,209,837	1,195,777	1,516,170	1,524,102
(Allowance for Valuation)		(105,161)	(115,705)	(234,665)	(254,950)
Prepaid Expenses		722,589	459,958	899,702	651,818

			Bank		Consolidated
	Notes	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Long-Term Assets		352,898,764	305,377,691	373,468,823	329,430,790
Interbank Investments	5	32,847,463	33,694,075	647,728	796,099
Interbank Deposits		32,847,463	33,694,075	647,728	796,099
Securities and Derivative Financial Instruments	6	137,534,226	112,305,951	140,923,101	121,294,033
Own Portfolio		28,926,474	23,603,436	26,308,357	28,228,324
Subject to Repurchase Commitments		70,847,245	71,638,459	70,847,245	71,617,304
Derivative Financial Instruments		16,579,788	8,532,484	16,579,788	8,546,799
Deposited with the Central Bank		2,273,094	-	2,273,094	-
Securities Associate to Privatization		100	370	100	370
Pledged in Guarantees		15,303,617	8,028,432	21,310,609	12,398,466
Securities Under Resale Agreements with Free Movement		3,603,908	502,770	3,603,908	502,770
Interbank Accounts		317,321	312,411	317,321	312,411
Restricted Deposits:		317,321	312,411	317,321	312,411
National Housing System (SFH)		317,321	312,411	317,321	312,411
Lending Operations	8	124,544,743	110,094,019	165,164,957	148,292,513
Public Sector		1,007,720	964,378	1,009,055	965,758
Private Sector		139,598,854	123,678,363	181,759,755	163,374,180
(Allowance for Loan Losses)	8.e	(16,061,831)	(14,548,722)	(17,603,853)	(16,047,425)
Leasing Operations	8	-	-	1,557,903	1,564,446
Public Sector		-	-	-	1,119
Private Sector		-	-	1,583,426	1,583,641
(Allowance for Lease Losses)	8.e	-	-	(25,523)	(20,314)
Other Receivables		57,327,726	48,661,212	64,415,098	56,678,875
Receivables for Guarantees Honored		508,794	298,195	11,464	298,195
Foreign Exchange Portfolio	9	1,438,288	1,108,978	1,438,288	1,108,978
Income Receivable		161,971	156,939	161,971	156,939
Trading and Intermediation of Values	10	-	-	-	562,425
Deferred Taxes	11	42,284,487	28,074,411	46,365,041	31,904,371
Others	12	13,453,218	19,395,717	17,032,717	23,122,032
(Allowance for Other Receivables Losses)	8.e	(519,032)	(373,028)	(594,383)	(474,065)
Other Assets		327,285	310,023	442,715	492,413
Transitory Assets		1,444	1,622	1,450	56,875
(Allowance for Losses)		(1,444)	(1,622)	(1,450)	(1,630)
Prepaid Expenses		327,285	310,023	442,715	437,168

Permanent Assets		41,553,772	37,097,964	13,725,956	13,248,376
Investments		31,080,361	26,831,540	358,794	354,490
Investments in Affiliates and Subsidiaries:	14	31,059,484	26,810,793	337,846	333,674
Domestic		26,253,213	23,263,738	337,846	333,674
Foreign		4,806,271	3,547,055	-	-
Other Investments		45,194	45,064	50,470	50,344
(Allowance for Losses)		(24,317)	(24,317)	(29,522)	(29,528)
Fixed Assets	15	6,137,788	6,214,168	7,037,476	7,181,088
Real Estate in Use		2,461,079	2,467,216	2,765,241	2,753,149
Others Fixed Assets		12,228,097	13,818,040	13,900,083	15,483,559
(Accumulated Depreciation)		(8,551,388)	(10,071,088)	(9,627,848)	(11,055,620)
Intangible Assets	16	4,335,623	4,052,256	6,329,686	5,712,798
Goodwill		26,481,816	26,496,592	29,489,764	29,050,911
Others Intangible Assets		9,201,411	8,485,328	9,901,248	9,196,813
(Accumulated Amortization)		(31,347,604)	(30,929,664)	(33,061,326)	(32,534,926)
Total Assets		993,019,686	838,535,727	987,678,857	857,543,067

			Bank		Consolidated
	Notes	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Current Liabilities		685,806,649	594,642,669	680,199,524	598,591,332
Deposits	17	278,555,138	214,983,542	275,418,198	212,838,421
Demand Deposits		39,646,518	29,392,188	39,496,679	29,107,534
Savings Deposits		55,755,637	49,039,857	55,755,637	49,039,857
Interbank Deposits		6,282,455	4,573,086	5,319,382	3,457,996
Time Deposits		176,870,526	131,978,411	174,846,498	131,096,194
Other Deposits		2	-	2	136,840
Money Market Funding	17	108,462,579	111,939,869	102,495,422	106,248,412
Own Portfolio		86,773,116	97,227,938	82,805,958	91,536,480
Third Parties		17,287,541	8,743,348	15,287,542	8,743,348
Linked to Trading Portfolio Operations		4,401,922	5,968,583	4,401,922	5,968,584
Funds from Acceptance and Issuance of Securities	17	49,584,347	60,517,226	41,260,980	51,265,094
Exchange Acceptances		100,194	-	347,778	34,240
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		33,041,584	42,445,229	33,691,987	43,567,117
Funding by Structured Operations Certificates		13,877,906	16,295,922	4,656,552	5,887,662
Interbank Accounts		2,564,663	1,776,075	2,564,663	1,776,075
Receipts and Payments Pending Settlement		1,780,786	41,756	2,040,311	369,578
Interbank Transfers		1,668,214	-	1,927,739	327,822
Interbank Accounts		112,572	41,756	112,572	41,756
Third-Party Funds in Transit		3,995,936	4,019,119	3,995,936	4,019,119
Internal Transfers of Assets		3,995,936	4,002,824	3,995,936	4,002,824
Borrowings		-	16,295	-	16,295
Local Borrowings - Other Institutions	17	55,174,437	43,870,657	52,120,751	41,322,712
Foreign Borrowings		-	-	22,414	33,585
Domestic Onlendings - Official Institutions		55,174,437	43,870,657	52,098,337	41,289,127
National Economic and Social Development Bank (BNDES)	17	4,205,356	3,697,638	4,205,356	3,697,638
Federal Savings and Loan Bank (CEF)		2,133,852	1,355,447	2,133,852	1,355,447
National Equipment Financing Authority (FINAME)		90,799	94,725	90,799	94,725
Other Institutions		1,666,261	1,755,646	1,666,261	1,755,646
Derivative Financial Instruments		314,444	491,820	314,444	491,820
Derivative Financial Instruments	6	21,404,512	3,774,395	20,697,183	10,112,463
Derivative Financial Instruments		21,404,512	3,774,395	20,697,183	10,112,463
Other Payables		162,643,558	151,798,467	177,965,387	168,717,895
Collected Taxes and Other		1,948,194	96,928	1,951,298	131,179
Foreign Exchange Portfolio	9	136,487,834	116,991,021	136,487,834	116,991,021
Social and Statutory		479,694	8,188,762	531,034	8,376,961
Tax and Social Security	11	2,469,331	2,854,815	3,766,279	4,092,434
Trading Account	10	302,616	1,063,403	2,652,730	3,149,991
Debt Instruments Eligible to Compose Capital	18	232,218	170,939	232,218	170,939
Others	19	20,723,671	22,432,599	32,343,994	35,805,370

			Bank		Consolidated
	Notes	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Long-Term Liabilities		232,470,998	173,943,594	231,447,522	187,197,923
Deposits	17	82,702,988	59,228,624	82,643,110	60,089,570
Interbank Deposits		203,091	100,686	624,018	841,294
Time Deposits		82,499,897	59,127,938	82,019,092	59,248,276
Money Market Funding	17	22,424,799	17,692,578	22,424,799	17,692,578
Own Portfolio		271,173	159,745	271,173	159,745
Linked to Trading Portfolio Operations		22,153,626	17,532,833	22,153,626	17,532,833
Funds from Acceptance and Issuance of Securities	17	49,982,008	31,062,142	40,569,621	34,697,521
Exchange Acceptances		-	-	748,542	1,557,513
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		29,741,048	26,271,049	32,564,158	28,644,786
Securities Issued Abroad		19,209,416	3,123,591	6,225,377	2,827,720
Funding by Structured Operations Certificates		1,031,544	1,667,502	1,031,544	1,667,502
Borrowings	17	1,260,306	1,788,469	1,292,033	1,802,272
Local Borrowings - Other Institutions		-	-	31,727	13,803
Foreign Borrowings		1,260,306	1,788,469	1,260,306	1,788,469
Domestic Onlendings - Official Institutions	17	7,861,961	8,056,939	7,861,961	8,056,939
National Economic and Social Development Bank (BNDES)		4,856,316	4,897,785	4,856,316	4,897,785
Federal Savings and Loan Bank (CEF)		64,254	68,325	64,254	68,325
National Equipment Financing Authority (FINAME)		2,931,638	3,063,173	2,931,638	3,063,173
Other Institutions		9,753	27,656	9,753	27,656
Derivative Financial Instruments	6	20,763,794	10,208,817	20,941,672	10,510,899
Derivative Financial Instruments		20,763,794	10,208,817	20,941,672	10,510,899

Other Payables		47,475,142	45,906,025	55,714,326	54,348,144
Foreign Exchange Portfolio	9	1,488,983	1,004,861	1,488,983	1,004,861
Tax and Social Security	11	3,885,076	3,659,656	4,387,254	4,199,423
Trading Account	10	-	-	-	557,370
Debt Instruments Eligible to Compose Capital	18	13,590,024	10,005,022	13,590,024	10,005,022
Others	19	28,511,059	31,236,486	36,248,065	38,581,468

Deferred Income		229,856	261,741	475,885	285,219
Deferred Income		229,856	261,741	475,885	285,219

Stockholders' Equity	21	74,512,183	69,687,723	74,452,581	69,773,232
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		197,961	197,369	196,337	194,115
Profit Reserves		17,962,614	12,909,736	17,898,028	12,986,778
Adjustment to Fair Value		144,116	261,753	150,724	273,474
(-) Treasury Shares		(792,508)	(681,135)	(792,508)	(681,135)

Non Controlling Interest	21.e	-	-	1,103,345	1,695,361

Total Stockholders' Equity		74,512,183	69,687,723	75,555,926	71,468,593

Total Liabilities		993,019,686	838,535,727	987,678,857	857,543,067
The accompanying notes from Management are an integral part of these financial statements.

Income Statements

			Bank		Consolidated
	Notes	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Income Related to Financial Operations		73,967,441	34,986,088	79,563,473	39,590,982
Loan Operations		28,009,033	20,073,183	34,491,929	26,270,470
Leasing Operations		-	-	156,260	171,076
Securities Transactions	6.a	50,573,998	13,165,460	49,202,392	11,572,815
Derivatives Transactions		518,129	(3,026,391)	711,669	(3,290,429)
Foreign Exchange Operations		(6,145,592)	2,758,692	(6,017,339)	2,838,703
Compulsory Deposits		1,011,873	2,015,144	1,018,562	2,028,347
Expenses on Financial Operations		(77,610,921)	(20,825,972)	(79,909,105)	(21,867,716)
Funding Operations Market	17.b	(40,619,135)	(14,124,656)	(41,193,858)	(14,050,577)
Borrowings and Onlendings Operations		(27,328,721)	(1,481,904)	(27,347,015)	(1,426,854)
Operations of Sale or Transfer of Financial Assets		(1,005,682)	(17,383)	(1,005,631)	(31,691)
Allowance for Loan Losses	8.e	(8,657,383)	(5,202,029)	(10,362,601)	(6,358,594)
Gross Income Related to Financial Operations		(3,643,480)	14,160,116	(345,632)	17,723,266

Other Operating Revenues (Expenses)		(3,782,437)	(4,017,667)	(6,120,713)	(6,345,880)
Banking Service Fees	23	4,494,803	5,041,572	6,127,134	6,667,723
Income Related to Bank Charges	23	2,162,490	2,169,623	2,457,211	2,483,927
Personnel Expenses	24	(3,142,349)	(3,285,744)	(3,621,626)	(3,737,443)
Other Administrative Expenses	25	(5,279,853)	(4,942,522)	(6,133,482)	(5,818,051)
Tax Expenses	11.d	(719,006)	(1,592,902)	(1,294,924)	(2,326,059)
Investments in Affiliates and Subsidiaries	14	1,822,223	1,609,047	9,548	21,720
Other Operating Revenues	26	2,333,231	1,224,982	3,178,973	1,625,997
Other Operating Expenses	27	(5,453,976)	(4,241,723)	(6,843,547)	(5,263,694)
Operating Income		(7,425,917)	10,142,449	(6,466,345)	11,377,386

Non-Operating Income	28	230,830	14,596	236,583	(111,382)

Income Before Taxes on Income and Profit Sharing		(7,195,087)	10,157,045	(6,229,762)	11,266,004
Income Tax and Social Contribution	11	14,018,215	(2,443,720)	13,065,872	(3,336,392)
Provision for Income Tax		(373,844)	(1,279,541)	(1,126,484)	(2,115,525)
Provision for Social Contribution Tax		(327,040)	(769,665)	(744,220)	(1,151,350)
Deferred Tax Credits		14,719,099	(394,514)	14,936,576	(69,517)
Profit Sharing		(880,250)	(841,678)	(963,508)	(925,262)
Non Controlling Interest	21.e	-	-	(73,040)	(179,178)
Net Income		5,942,878	6,871,647	5,799,562	6,825,172

Number of Shares (Thousands)	21.a	7,498,531	7,468,079
$)		792.54	920.14

Statements of Comprehensive Income

		Bank		Consolidated
	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Profit for the Period	5,942,878	6,871,647	5,799,562	6,825,172
Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(797,140)	1,424,503	(802,253)	1,428,372
Available-for-sale financial assets	(658,290)	1,548,437	(663,403)	1,552,306
Available-for-sale financial assets	(1,536,565)	2,592,818	(1,541,918)	2,596,687
Income taxes	878,275	(1,044,381)	878,515	(1,044,381)

Cash flow hedges	(138,850)	(123,934)	(138,850)	(123,934)
Cash flow hedges	99,414	(76,035)	99,414	(78,116)
Income taxes	(238,264)	(47,899)	(238,264)	(45,818)

Other Comprehensive Income that won't be reclassified for Net income:	679,503	(801,684)	679,503	(801,684)
Defined Benefits plan	679,503	(801,684)	679,503	(801,684)
Defined Benefits plan	1,278,431	(1,305,655)	1,278,431	(1,305,655)
Income taxes	(598,928)	503,971	(598,928)	503,971

Comprehensive Income for the Period	5,825,241	7,494,466	5,676,812	7,451,860

The accompanying notes from Management are an integral part of these financial statements.

Statements of Changes in Stockholders' Equity – Bank

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Total

Balances as of December 31, 2018		57,000,000	140,707	3,113,605	6,506,949	1,885,972	114,491	(3,071,043)	-	(461,432)	65,229,249
Employee Benefit Plans		-	-	-	-	-	-	(801,683)	-	-	(801,683)
Treasury Shares		-	-	-	-	-	-	-	-	(151,848)	(151,848)
Result of Treasury Shares		-	3,898	-	-	-	-	-	-	-	3,898
Reservations for Share - Based Payment		-	(35,126)	-	-	-	-	-	-	-	(35,126)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	1,445,346	(20,843)	-	-	-	1,424,503
Emission Costs of Treasury Shares		-	-	-	-	-	-	-	-	(1,528)	(1,528)
Net Income		-	-	-	-	-	-	-	6,871,647	-	6,871,647
Allocations:
Legal Reserve	21.c	-	-	343,582	-	-	-	-	(343,582)	-	-
Interest on Capital	21.b	-	-	-	-	-	-	-	(2,000,000)	-	(2,000,000)
Reserve for Dividend Equalization	21.c	-	-	-	4,528,755	-	-	-	(4,528,755)	-	-
Others	21.c	-	-	-	-	-	-	-	690	-	690
Balances as of June 30, 2019		57,000,000	109,479	3,457,187	11,035,704	3,331,318	93,648	(3,872,726)	-	(614,808)	70,539,802
Changes in the Period		-	(31,228)	343,582	4,528,755	1,445,346	(20,843)	(801,683)	-	(153,376)	5,310,553

Balances as of December 31, 2019		57,000,000	197,369	3,818,064	9,091,672	3,920,714	91,380	(3,750,341)	-	(681,135)	69,687,723
Employee Benefit Plans		-	-	-	-	-	-	679,503	-	-	679,503
Treasury Shares		-	-	-	-	-	-	-	-	(111,373)	(111,373)
Result of Treasury Shares		-	(16,746)	-	-	-	-	-	-	-	(16,746)
Reservations for Share - Based Payment		-	17,338	-	-	-	-	-	-	-	17,338
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(830,970)	33,830	-	-	-	(797,140)
Net Income		-	-	-	-	-	-	-	5,942,878	-	5,942,878
Allocations:
Legal Reserve	21.c	-	-	297,144	-	-	-	-	(297,144)	-	-
Interest on Capital	21.b	-	-	-	-	-	-	-	(890,000)	-	(890,000)
Reserve for Dividend Equalization	21.c	-	-	-	4,755,734	-	-	-	(4,755,734)	-	-
Balances as of June 30, 2020		57,000,000	197,961	4,115,208	13,847,406	3,089,744	125,210	(3,070,838)	-	(792,508)	74,512,183
Changes in the Period		-	592	297,144	4,755,734	(830,970)	33,830	679,503	-	(111,373)	4,824,460

Statements of Changes in Stockholders' Equity – Consolidated

				Reservas de Lucros		Ajustes de Avaliação Patrimonial
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2018		57,000,000	142,414	3,113,606	6,509,735	1,885,972	114,491	(3,071,043)	-	(461,432)	65,233,743	2,069,929	67,303,672
Employee Benefit Plans		-	-	-	-	-	-	(801,683)	-	-	(801,683)	-	(801,683)
Treasury Shares		-	-	-	-	-	-	-	-	(151,848)	(151,848)	-	(151,848)
Result of Treasury Shares		-	3,898	-	-	-	-	-	-	-	3,898	-	3,898
Reservations for Share - Based Payment		-	(35,277)	-	-	-	-	-	-	-	(35,277)	-	(35,277)
Fair Value Adjustment - Securities and Derivative Financial Instruments		-	-	-	-	1,445,346	(20,843)	-	-	-	1,424,503	-	1,424,503
Capital Restructuring		-	-	-	-	-	-	-	-	-	-	-	-
Emission Costs of Treasury Shares		-	-	-	-	-	-	-	-	(1,528)	(1,528)	-	(1,528)
Net Income		-	-	-	-	-	-	-	6,825,172	-	6,825,172	-	6,825,172
Allocations:
Legal Reserve	21.c	-	-	343,582	-	-	-	-	(343,582)	-	-	-	-
Provision of Interest on Capital	21.b	-	-	-	-	-	-	-	(2,000,000)	-	(2,000,000)	-	(2,000,000)
Reserve for Dividend Equalization	21.c	-	-	-	4,528,755	-	-	-	(4,528,755)	-	-	-	-
Unrealized Profit		-	-	-	(46,244)	-	3,868	-	46,483	-	4,107	-	4,107
Non Controlling Interest Results	21.e	-	-	-	-	-	-	-	-	-	-	181,163	181,163
Others		-	-	-	-	-	-	-	682	-	682	(490,969)	(490,287)
Balances as of June 30, 2019		57,000,000	111,035	3,457,188	10,992,246	3,331,318	97,516	(3,872,726)	-	(614,808)	70,501,769	1,760,123	72,261,892
Changes in the Period		-	(31,379)	343,582	4,482,511	1,445,346	(16,975)	(801,683)	-	(153,376)	5,268,026	(309,806)	4,958,220

				Reservas de Lucros		Ajustes de Avaliação Patrimonial
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of December 31, 2019		57,000,000	194,115	3,818,065	9,168,713	3,932,436	91,380	(3,750,342)	-	(681,135)	69,773,232	1,695,361	71,468,593
Employee Benefit Plans		-	-	-	-	-	-	679,503	-	-	679,503	-	679,503
Treasury Shares		-	(16,746)	-	-	-	-	-	-	(111,373)	(128,119)	-	(128,119)
Reservations for Share - Based Payment		-	18,968	-	-	-	-	-	-	-	18,968	-	18,968
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(836,083)	33,830	-	-	-	(802,253)	-	(802,253)
Net Income		-	-	-	-	-	-	-	5,799,562	-	5,799,562	-	5,799,562
Allocations:						-
Legal Reserve	21.c	-	-	297,144	-	-	-	-	(297,144)	-	-	-	-
Interest on Capital	21.b	-	-	-	-	-	-	-	(890,000)	-	(890,000)	-	(890,000)
Reserve for Dividend Equalization	21.c	-	-	-	4,755,734	-	-	-	(4,755,734)	-	-	-	-
Unrealized Profit		-	-	-	(141,628)	-	-	-	141,628	-	-	-	-
Non-Controlling Interest	21.e	-	-	-	-	-	-	-	-	-	-	(73,040)	(73,040)
Others		-	-	-	-	-	-	-	1,688	-	1,688	(518,976)	(517,288)
Balances as of June 30, 2020		57,000,000	196,337	4,115,209	13,782,819	3,096,353	125,210	(3,070,839)	-	(792,508)	74,452,581	1,103,345	75,555,926
Changes in the Period		-	2,222	297,144	4,614,106	(836,083)	33,830	679,503	-	(111,373)	4,679,349	(592,016)	4,087,333

Cash Flows Statements		Bank		Consolidated
		01/01 to 06/30/2020	01/01 to 12/31/2019	01/01 to 06/30/2020	01/01 to 12/31/2019
	Notes
Operational Activities
Net Income		5,942,878	6,871,647	5,799,562	6,825,172
Adjustment to Net Income		2,662,402	4,741,423	6,292,704	7,830,085
Allowance for Loan Losses	8.e	8,657,383	5,202,029	10,362,601	6,358,594
Provision for Legal Proceedings and Administrative and Legal Obligations	20.c	693,936	885,513	788,593	989,409
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	20.c	198,219	249,482	229,162	304,253
Deferred Tax Credits and Liabilities	11.a & b	(13,232,363)	(67,736)	(13,391,622)	(329,233)
Equity in Affiliates and Subsidiaries	14	(1,822,223)	(1,609,047)	(9,548)	(21,720)
Depreciation and Amortization	25	1,257,520	1,078,880	1,512,014	1,351,054
Recognition (Reversal) Allowance for Other Assets Losses	28	(10,660)	1,714	(20,408)	119,930
Gain (Loss) on Sale of Other Assets	28	(30,607)	(6,573)	(21,150)	(1,111)
Gain (Loss) on Impairment of Assets	28	-	135	-	135
Gain (Loss) on Sale of Investments	28	(168,588)	-	(168,588)	(4,369)
Provision for Financial Guarantees	27	22,140	(25,482)	22,140	(25,482)
Monetary Adjustment of Escrow Deposits	26	(194,100)	(287,940)	(222,440)	(330,032)
Recoverable Taxes	26	(104,250)	(34,525)	(121,134)	(52,685)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		2,432	7,952	2,432	7,952
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		7,437,463	(704,062)	7,437,463	(704,062)
Others		(43,900)	51,083	(106,811)	167,452
Changes on Assets and Liabilities		21,026,605	(2,720,863)	29,549,008	(5,026,894)
Decrease (Increase) in Interbank Investments		(15,026,083)	8,808,901	(686,774)	10,614,238
Decrease (Increase) in Securities and Derivative Financial Instruments		(35,949,907)	(2,580,253)	(37,638,082)	(2,929,688)
Decrease (Increase) in Lending and Leasing Operations		(44,489,416)	(14,563,468)	(45,910,563)	(19,078,046)
Decrease (Increase) in Deposits on Central Bank of Brazil		12,237,319	(4,738,229)	12,531,685	(4,754,793)
Decrease (Increase) in Other Receivables		(50,393,080)	(18,111,539)	(48,195,538)	(21,752,667)
Decrease (Increase) in Other Assets		(279,893)	166,065	(253,431)	158,640
Net Change on Other Interbank and Interbranch Accounts		(3,253,311)	244,404	(2,027,289)	3,874,250
Increase (Decrease) in Deposits		87,045,960	12,924,073	85,133,317	16,183,275
Increase (Decrease) in Money Market Funding		1,254,931	(29,573,142)	979,231	(29,303,735)
Increase (Decrease) in Borrowings		7,057,076	15,689,628	6,569,259	14,997,468
Increase (Decrease) in Other Liabilities		62,854,894	29,782,927	60,036,725	28,857,765
Increase (Decrease) in Change in Deferred Income		(31,885)	(32,327)	190,666	(57,264)
Income Tax Recovered/(Paid)		-	(737,903)	(1,180,198)	(1,836,337)
Net Cash Provided by (Used in) Operational Activities		29,631,885	8,892,207	41,641,274	9,628,363
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	14	(385,100)	(705,999)	(6,000)	-
Purchase of Investment		(130)	-	(130)	-
Purchase of Fixed Assets		(506,672)	(670,106)	(596,703)	(943,473)
Purchase of Intangible Assets		(474,226)	(563,077)	(804,719)	(641,861)
Net Cash Received on Sale/Reduction of Investments		266,100	-	171,220	4,800
Acquisition of Minority Residual Interest in Subsidiary	2.c	(1,600,000)	(1,291,630)	(1,600,000)	(1,291,630)
Proceeds from Assets not in Use		255,038	284,554	270,325	296,277
Proceeds from Property for Own Use		56,190	14,288	60,114	22,143
Dividends and Interest on Capital Received		289,524	1,136,676	152,761	52,807
Net Cash Provided by (Used in) Investing Activities		(2,099,276)	(1,795,294)	(2,353,132)	(2,500,937)
Financing Activities
Purchase of Own Share	21.d	(111,373)	(151,848)	(111,373)	(151,848)
Issuance of Long - Term Emissions		46,892,014	29,246,867	36,662,956	30,590,223
Long - Term Payments		(49,038,353)	(26,234,584)	(49,038,353)	(27,402,237)
Subordinated Debts – Payments		-	(9,924,747)	-	(9,924,747)
Debt Instruments Eligible to Compose Capital - Payments		(436,407)	(328,892)	(436,407)	(328,892)
Dividends and Interest on Capital Paid		(8,360,113)	(5,188,878)	(8,425,919)	(5,317,302)
Increase (decrease) in Minority Interest		-	-	-	(277,510)
Capital Increase in Controlled Companies Held by Minority Interest	14	-	-	-	100,000
Net Cash Provided by (Used in) Financing Activities		(11,054,232)	(12,582,082)	(21,349,096)	(12,712,313)
Exchange Variation on Cash and Cash Equivalents		(2,432)	(7,952)	(2,432)	(7,952)
Increase (Decrease) in Cash and Cash Equivalents		16,475,945	(5,493,121)	17,936,614	(5,592,839)
Cash and Cash Equivalents at the Beginning of Semester	4	21,421,432	25,854,948	21,443,663	25,285,982
Cash and Cash Equivalents at the End of Semester	4	37,897,377	20,361,827	39,380,277	19,693,143

Statements of Value Added

					Bank				Consolidated
		01/01 to 06/30/2020		01/01 to 06/30/2019		01/01 to 06/30/2020		01/01 to 06/30/2019
	Notes
Income Related to Financial Operations		73,967,441		34,986,088		79,563,473		39,590,982
Income Related to Bank Charges and Banking Service Fees	23	6,657,293		7,211,195		8,584,345		9,151,650
Allowance for Loans Losses	8.f	(8,657,383)		(5,202,029)		(10,362,601)		(6,358,594)
Other Revenues and Expenses		11,127,747		(3,002,145)		10,741,886		(3,755,859)
Financial Expenses		(68,953,538)		(15,623,943)		(69,546,504)		(15,509,122)
Third-party Input		(3,627,068)		(3,484,391)		(4,217,331)		(4,073,502)
Materials, Energy and Others		(139,471)		(129,815)		(146,489)		(134,506)
Third-Party Services	25	(883,218)		(920,319)		(1,171,919)		(1,161,527)
Others		(2,604,379)		(2,434,257)		(2,898,923)		(2,777,469)
Gross Added Value		10,514,492		14,884,775		14,763,268		19,045,555
Retentions
Depreciation and Amortization	25	(1,257,520)		(1,078,880)		(1,512,014)		(1,351,054)
Added Value Produced Net		9,256,972		13,805,895		13,251,254		17,694,501
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	14	1,822,223		1,609,047		9,548		21,720
Added Value to Distribute		11,079,195		15,414,942		13,260,802		17,716,221
Added Value Distribution
Employee		3,614,803	32.6%	3,792,723	24.6%	4,105,649	31.0%	4,265,082	24.1%
Compensation	24	1,826,713		1,912,978		2,066,652		2,159,757
Benefits	24	631,309		664,550		724,363		750,843
Government Severance Indemnity Funds for Employees - FGTS		144,814		245,484		175,481		212,713
Others		1,011,967		969,711		1,139,153		1,141,769
Taxes and Contributions		1,126,249	10.2%	4,371,321	28.4%	2,859,499	21.6%	6,053,294	34.2%
Federal		798,860		4,031,373		2,449,589		5,432,736
State		166		258		235		299
Municipal		327,223		339,690		409,675		620,259
Compensation of Third-Party Capital - Rental	25	395,265	3.6%	379,251	2.5%	404,137	3.0%	393,495	2.2%
Remuneration of Interest on Capital		5,942,878	53.6%	6,871,647	44.5%	5,891,517	44.4%	7,004,350	39.5%
Dividends	21.b	-		-		-		-
Interest on Equity	21.b	890,000		2,000,000		890,000		1,000,000
Profit Reinvestment		5,052,878		4,871,647		5,074,557		6,183,528
Participation Results of Non-Controlling Stockholders	21.f	-		-		(73,040)		(179,178)
Total		11,079,195	100.0%	15,414,942	100.0%	13,260,802	100.0%	17,716,221	100.0%

1.     General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerate (Conglomerate Santander) under the authority of the Brazilian Central Bank (Bacen), established as a corporation, with head headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia – São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing and foreign exchange. Through its subsidiaries, the Bank also operates on the segments of payment industry, shares club management, securities and insurance brokerage operations, consumer finance, payroll-deductible loans, digital platforms, management and recovery of non-performing loans, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

2.     Presentation of Financial Statements

a)     Presentation

The individual and condensed consolidated interim financial statements of Banco Santander (Brasil) S.A., which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN), Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management.

CMN Resolution No. 4,720/2019 and Circular Bacen No. 3,959/2019 established general criteria and procedures for the preparation and disclosure of the Financial Statements effective from January/2020, including: the presentation of the Statement of Comprehensive Income and the presentation of Statements Interim Financial Statements and in a condensed form for the quarters ended on March 31 and September 30. The standard also provides that the Balance Sheet is now presented in comparison to the equity position at the end of the immediately preceding fiscal year.

The consolidated financial statements include the Bank and its subsidiaries indicated in Note 2.b.1 and investment funds in Note 2.b.2, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

In the preparation of the consolidated financial statements, equity interests, relevant balances receivable and payable, income and expenses arising from transactions between branches in the country, foreign branches and subsidiaries, unrealized results between these companies were eliminated and the participation minority shareholders' equity and income.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander´s management.

During the preparation of the consolidated financial statements the information regarding equity in subsidiaries, significant receivable and payable balances, revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, unrealized profits between these entities and non-controlling stockholders participation are stated separately in stockholders’ equity and in the income  statements.

Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates are provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the Financial Statements of the semester ended June 30, 2020 at the meeting held on July 28, 2020.

The consolidated interim financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the semester ended on June 30, 2020 will be disclosed in a legal term, at the website www.santander.com.br/ri.

b)    Affiliates, Subsidiaries and Jointly Controlled Entities

b.1) Affiliates and Subsidiaries - Scope of Consolidation

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	85	-	78.58%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	238,886	-	100.00%	100.00%
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
Santander CCVM	Broker	14,067,640	14,067,673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Getnet S.A.	Payment Institution	69,565	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recovery of Defaulted Credits	1,365,787	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	354,645	-	100.00%	100.00%
Santander Brasil Tecnologia S.A.	Tecnology	45,371	-	100.00%	100.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos)	Payment Institution	-	-	-	-
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado)	Bank	435,599	-	60.00%	100.00%
Bosan Participações S.A.	Other Activities	303,056	93,718	100.00%	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	-	50.00%
Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	-	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	-	100.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	-	100.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (atual denominação social da Gestora de Investimentos Ipanema S.A.)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Other Activities	14,400	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%

b.2) Jointly Controlled - Equity Method

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Jointly Controlled Companies by Banco Santander
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito)	Credit Bureau	3,560	3,560	20.00%	20.00%
Campo Grande Empreendimentos Ltda.	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A.	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	68,771	-	18.98%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros)	Insurance Broker	450	-	-	50.00%
Hyundai Corretora de Seguros Ltda.	Insurance Broker	1,000	-	-	50.00%
Controlled by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Other Activities	23,243	-	-	51.00%
Controlled by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	532,426	-	-	18.98%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	517,505	-	-	18.98%
Controlled by Olé Consignado
Crediperto Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Olé Tecnologia Ltda.	Other Activities	450	-	-	100.00%
Affiliate of Banco Santander
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

b.3) Investment Funds Consolidated

•         Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•         Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•         Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

•         Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•         Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (4);

•         Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);

•         Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (2);

•         Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (3);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (5);

•         Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo Investimento Ipanema NPL V);

•         Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos; and

•         Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (6).

(1)     The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund. This Fund buys only trade receivables from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 14) owns 100% of its subordinated shares.

(2)     Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only one investor. Banco RCI Brasil S.A. holds 100% of subordinated shares.

(3)     Banco Santander was a creditor for certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of properties as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a payment in payment of the aforementioned credit operations.

(4)     Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(5)     Refers to a structure in which Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recuperação de Creditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Creditos Financeiros) (Note 2.b.1), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(6)     This fund started to be consolidated in June 201 and is indirectly controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.

Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Disposal of the equity interest held in Super Payments and Administration of Means of Electronic Media S.A.

On February 28, 2020, the sale to Superdigital Holding Company, SL of a company indirectly controlled by Banco Santander, SA, of the shares representing the entire share capital of Super Payments and Administração de Meios Eletrônico SA (“Superdigital”) for the amount R$270 million. As a result, the Company is no longer a shareholder of Superdigital.

b) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brazil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of the all the shares issued by Bosan Participações S.A. (holding company whose only asset are shares representing 40% of the capital of Banco Olé), for the total amount of R$1,600,000 (“Operation”), to be paid on the closing date of the Operation.

On January 31, 2020, the Company and the shareholders of Bosan Participações SA (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to Company and payment to sellers in the total amount of R$1,608,772. As a result, Banco Santander became, directly and indirectly, the holder of 100% of Banco Olé's shares.

c) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA.

On March 24, 2020, the Company acquired shares representing the total share capital of Toque Fale Serviços de Telemarketing LTDA (“Toque Fale”) for the amount of R$1,099,854.72, corresponding to the equity value of the quotas on February 29, 2020, previously held by Getnet Adquirência e Serviços para Means of Payment SA and Auttar HUT Processamento de Dados LTDA. As a result, the Company became a direct shareholder of Toque Fale and holder of 100% of its capital.

d) Acquisition of residual equity interest in Return Capital Serviços e Recuperação de Crédito S.A.

On November 1, 2019, Atual Serviços de Recuperação de Creditos e Meios Digitais SA (“Atual”), wholly owned subsidiary of Banco Santander, and the minority shareholders of Return Capital Serviços e Recuperação de Crédito SA (“Return Capital”) celebrated Return Capital Stock Purchase and Sale Agreement, in which Atual acquired all the shares of minority shareholders, corresponding to 30% of Return Capital's share capital. The acquisition was completed on November 1, 2019, so Atual now holds 100% of the shares representing Return Capital's share capital.

e) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the purchase and sale negotiation of quotas representing Summer's total share capital. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's share capital. Due to the Entity's sale plan in the term term, Summer was initially recorded as Non-Current Assets Held by the Sale, at its cost value. In June 2020, with the failure to execute the established plan, Summer became part of the scope of Banco Santander Consolidated Financial Statements.

3.     Significant Accounting Policies

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes, calculated at official rates and rates, pro rata on assets and liabilities adjusted up to the balance sheet date.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution nº 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad: I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements Banco Santander in the year 2019. The functional currency is considered the currency of the main economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander and its subsidiaries, including its overseas subsidiary and branch.

Assets and liabilities of foreign branchs and subsidiary are converted in real as follows:

•         Assets and liabilities are converted at the exchange rate on the balance sheet date; and

•         Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values (fair value) or realization.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in current asset, according to the Bacen rule Circular 3,068/2001.

Resolution nº. 4,803 of April 9, 2020, which came into force as of its publication date and allows operations renegotiated in the period from March 1 to September 30, 2020 to be reclassified to the level at which they were classified on the day February 29, 2020, except for operations that on February 29, 2020 had a delay equal to or greater than fifteen days in the payment of the installment of principal or charges and operations that show evidence that they will not be honored in the new conditions.

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as funded position in the balance sheet.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

According to the Bacen rule Circular 3,068, securities are stated and classified into the following categories and accounting evaluation:

     I.   Trading securities;

    II.   Available-for-sale securities; and

   III.   Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1)    The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2)    A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

According to the Bacen rule Circular 3,082 derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, as self-employed, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

Derivative financial instruments designated as part of a framework of protection against risks (hedge) can be classified as:

  I.   Fair value hedge; and

II.    Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the valuation or devaluation is recorded as a contra entry to the appropriate income or expense account, net of tax effects, in the income for the period; and

(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

We don’t have net investment hedge in foreign operations as defined by the resolution CMN nº 4,524.

h) Minimum Requirements in the Process of Financial Instruments Valuation (Securities and Derivatives Financial Instruments)

The CMN Resolution nº 4,277 of October 31, 2013 (required since June 30, 2015) provides the minimum requirements to be observed in the process of financial instruments valuation measured at market value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution includes:

a)     Securities classified as trading and available-for-sale, according to the Central Bank´s Circular 3,068 of November 8, 2001;

b)     Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c)     Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN nº 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, observing the prudential, relevance and reliability criteria. This review includes, among other factors, the credit risk spread in the registration of the market value of these instruments.

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs, financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions, which take into account the Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies the measurements at fair value using the hierarchy of fair value that reflects the model used in the measurement process, and is in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in highly active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: They are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: They are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Level 1: The securities with high liquidity and quoted prices in active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stock exchange and other securities traded in the active market. Derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: When quoted price cannot be observed, the Management, using its own internal models, make its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified at level 2 of the fair and compound securities hierarchy, mainly by Government Bonds (mainly NTN-A), committed and Cancelable LCI and in a less liquid market than those classified at level 1. For derivatives traded over the counter, for the valuation of financial instruments (basically swaps and options), observable market data such as exchange rates, interest rates, volatility, correlation between indices and market liquidity are normally used. In the pricing of the mentioned financial instruments, the Black-Scholes model methodology (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values by market curves).

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, from curves generated according to the internal model. At level 3, low liquidity instruments are classified. Derivatives that are not traded on the stock exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

The Bank's financial instruments measured and recorded at their fair value are substantially priced based on public prices quoted in active markets and for identical instruments (level 1) or have their pricing derived from observable inputs as an important reference (level 2). For financial instruments not measured at fair value, there are no significant differences between this and the book value at which they are recorded.

i) Credit portfolio and provision for losses

The credit portfolio includes credit operations, leasing operations, advances on foreign exchange contracts and other credits with credit granting characteristics. It is stated at present value, considering the indexes, interest rates and agreed charges, calculated pro rata day until the balance sheet date. For operations overdue from 60 days, the recognition in revenue will only occur when it is actually received.

Normally, the Bank writes off credits for losses when they are overdue for more than 360 days. In the case of long-term credit operations (over 3 years), they are written off when they are 540 days overdue. The credit operation written off for loss is recorded in a memorandum account for a minimum period of 5 years and while all collection procedures have not been exhausted.

Credit assignments without risk retention result in the write-off of the financial assets subject to the transaction, which are now kept in a memorandum account. The result of the assignment is fully recognized when it is realized.

As of January 2012, as determined by CMN Resolution No. 3,533/2008 and CMN Resolution No. 3,895/2010, all credit assignments with substantial risk retention will have their results recognized for the remaining terms of the operations, and financial assets assignment objects remain recorded as credit operations and the amount received as obligations for sale or transfer of financial assets.

Provisions for credit operations are based on the analysis of outstanding credit operations (past due and falling due), past experience, future expectations and specific risks of the portfolios and the risk assessment policy of Management in setting up provisions, as established by CMN Resolution No. 2,682/1999.

i.1) Credit Operation Restructuring

Resolution No. 4,782 of March 16, 2020, subsequently amended by Resolution No. 4,791 of March 26, 2020, which came into force as of its publication date, determines that in cases of restructuring of credit operations carried out up to September 30, 2020, the restructuring is no longer an indicator for considering problematic assets. In case this classification has already been made considering exclusively the restructuring characteristic, the risk exposure as a problematic asset can be reversed. The Resolution determines that this rule does not apply to operations that were already classified as problematic on the date of publication of the Resolution and operations that present evidence that they will not be honored in the new conditions.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit in accordance to the terms of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution nº 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

l) Permanent Assets

They are stated at acquisition cost, are tested for impairment annually or more frequently if the conditions or circumstances indicate that assets may be impaired, and evaluated considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments results in affiliates and subsidiaries. Other investments are stated at cost, method reduced to their recoverable value, when applicable.

Change in Scope of Consolidation - Consists of the disposal, acquisition or change of control of an investment.

l.2) Fixed Assets

The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications  - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized until 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are mainly recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being constituted based on the actuarial calculations for traditionals types of plans.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

•       Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the basic yield rate of savings account - Basic Reference Rate (TR);

•       Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

•       Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

•       Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund during the duration of the beneficiary's employment contract, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 34. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits might cost more than estimated.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses not recognized (actuarial deficit) will occur, with the counterpart in a equity´s account (other valuation adjustments).

Main Definitions

-      The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

-      Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

-      The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

-      Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

-      Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-      The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans (Note 31) and personnel expenses (Note 27).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the wages payable provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

Variable Compensation Referenced in Shares

In addition to managers, all employees in position of risk takers receive at least 40% of their variable compensation deferred by at least three years and 50% of the total variable compensation in shares (SANB11), conditioned to their permanence in the Group throughout the duration of the plan.

The plan is subject to Malus and Clawbackclauses application, according to which deferred installment of variable compensation may be reduced or canceled in the event of non-compliance internal rules and exposure to excessive risks.

The fair value of the shares is calculated by the average of the final daily quotation of the shares in the last 15 (fifteen) trading sessions immediately preceding the first business day of the granting month.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 17.d).

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).

The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into common shares).

In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.

Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

The relevant details of the nature of these compound instruments issued are described in Note 20.

q) Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the financial statements (Note 22.h) and for proceedings for which the risk of loss is remote, no disclosure is made.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements.

In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 15% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation. The rate of Social Contribution Tax on Net Profit (CSLL), for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and/or the liability is settled.

According to the current regulation, the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Interest on shareholders' equity

Published on December 19, 2018, effective as of January 1, 2019, the CMN Resolution nº 4,706 has prospective application and determines procedures for the accounting of capital remuneration. The Resolution decides that Interest on Shareholders 'Equity should be recognized as soon as they are declared or proposed and thus constitute a present obligation at the balance sheet date and, in compliance with this determination, this capital remuneration must be recorded in a specific account in Shareholders' Equity.

u) Impairment of Assets

The financial and non-financial assets are valued at the end of each period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

v) Results-based Payments and Advances

Resolution No. 4,797 was revoked, and replaced by Resolution No. 4820, which takes effect from May 29, 2020 and determines that financial institutions and other institutions authorized to operate by the Central Bank of Brazil are prevented from:

(i)             remunerate own capital, including in the form of prepayment, above:

(a)    amount equivalent to the minimum mandatory dividend, including in the form of interest on capital, in the case of institutions incorporated in the form of a joint stock company;

(b)    amount equivalent to the minimum profit distribution established in the articles of association in the case of institutions incorporated in the form of limited liability companies

(ii)            repurchase own shares (it will only be allowed if through stock exchanges or an organized over-the-counter market, up to the limit of 5% (five percent) of the shares issued, including the shares recorded in treasury at the entry into force of this Resolution);

(iii)           Reduce the social capital, except in cases that are mandatory, in accordance with the governing legislation or when approved by the Central Bank;

(iv)           increase any remuneration, fixed or variable, of directors and members of the board of directors, in the case of corporation, administrators, in the case of limited companies;

The amounts subject to the aforementioned prohibitions cannot be subject to a future disbursement obligation, and these prohibitions apply as of the publication date of Resolution No. 4,797 (on April 6, 2020) and December 31, 2020 and must be observed regardless of the maintenance of funds in an amount higher than the Additional Principal Capital (ACP), which are dealt with in Resolutions No. 4,193, of March 1, 2013, and 4,783, of March 16, 2020.

Any anticipation of the amounts mentioned in items "a" and "b" of item I must be carried out onservatively, consistent and compatible with the uncertainties of the current economic situation.

w) Deferred Income

It refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

x) Non-Controlling Interest

The non-controlling interests (minority interests) is recorded in a separate equity account of the controlling entity in the consolidated financial statements.

y) Financial Guarantees

CMN Resolution nº 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, applied prospectively as from January 1, 2017. Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable. The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically.

4.     Cash and Cash Equivalents

			Bank
	6/30/2020	12/31/2019	12/31/2018
Cash	20,790,248	9,543,649	11,358,459
Interbank Investments	17,107,129	11,877,783	14,496,489
Money Market Investments	12,744,453	110,746	4,925,769
Interbank Deposits	1,062,210	1,465,065	1,702,653
Foreign Currency Investments	3,300,466	10,301,972	7,868,067
Total	37,897,377	21,421,432	25,854,948

			Consolidated
	6/30/2020	12/31/2019	12/31/2018
Cash	22,654,686	9,924,644	11,629,112
Interbank Investments	16,725,591	11,519,019	13,656,870
Money Market Investments	12,744,453	110,746	4,925,769
Interbank Deposits	679,822	1,105,446	862,449
Foreign Currency Investments	3,301,316	10,302,827	7,868,652
Total	39,380,277	21,443,663	25,285,982

5.     Interbank Investments

					Bank
				6/30/2020	12/31/2019
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	24,726,697	16,286,072	-	41,012,769	28,703,365
Own Portfolio	3,639,593	-	-	3,639,593	821,425
Financial Treasury Bills - LFT	14,930	-	-	14,930	10,500
National Treasury Bills - LTN	1,805,192	-	-	1,805,192	-
National Treasury Notes - NTN	1,819,471	-	-	1,819,471	810,925
Third-party Portfolio	11,480,987	5,850,231	-	17,331,218	9,011,703
National Treasury Bills - LTN	1,069,321	1,463,384	-	2,532,705	457,427
National Treasury Notes - NTN	10,411,666	4,386,847	-	14,798,513	8,554,276
Sold Position	9,606,117	10,435,841	-	20,041,958	18,870,237
National Treasury Bills - LTN	115,913	2,314,246	-	2,430,159	2,906,634
National Treasury Notes - NTN	9,490,204	8,121,595	-	17,611,799	15,963,603
Interbank Deposits	13,053,643	45,970,618	32,847,463	91,871,724	76,924,193
Foreign Currency Investments	3,300,466	-	-	3,300,466	10,301,972
Total	41,080,806	62,256,690	32,847,463	136,184,959	115,929,530

					Consolidated
				6/30/2020	12/31/2019
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	24,730,872	16,286,072	-	41,016,944	28,703,365
Own Portfolio	3,643,768	-	-	3,643,768	821,425
Financial Treasury Bills - LFT	19,105	-	-	19,105	10,500
National Treasury Bills - LTN	1,531,523	-	-	1,531,523	-
National Treasury Notes - NTN	2,093,140	-	-	2,093,140	810,925
Third-party Portfolio	11,480,987	5,850,231	-	17,331,218	9,011,703
National Treasury Bills – LTN	1,069,321	1,463,384	-	2,532,705	457,427
National Treasury Notes – NTN	10,411,666	4,386,847	-	14,798,513	8,554,276
Sold Position	9,606,117	10,435,841	-	20,041,958	18,870,237
National Treasury Bills – LTN	115,913	2,314,246	-	2,430,159	2,906,634
National Treasury Notes – NTN	9,490,204	8,121,595	-	17,611,799	15,963,603
Interbank Deposits	1,013,576	3,292,632	647,728	4,953,936	4,361,302
Foreign Currency Investments	3,301,316	-	-	3,301,316	10,302,827
Total	29,045,764	19,578,704	647,728	49,272,196	43,367,494

6.     Securities and Derivatives Financial Instruments

a)     Securities

I) By Category

					Bank					Consolidated
				06/30/2020	12/31/2019				06/30/2020	12/31/2019
		Effect of Adjustment to Fair Value on:					Effect of Adjustment to Fair Value on:
	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount
Trading Securities	46,099,410	523,469	-	46,622,879	32,557,896	56,490,486	269,258	-	56,759,744	35,977,471
Government Securities	45,653,023	517,245	-	46,170,268	30,755,634	52,841,961	263,034	-	53,104,995	33,158,573
Private Securities	446,387	6,224	-	452,611	1,802,262	3,648,525	6,224	-	3,654,749	2,818,898
Available-for-Sale Securities	128,755,989	1,840,984	5,206,390	135,803,363	118,508,274	134,136,751	1,840,984	5,068,522	141,046,257	128,296,445
Government Securities	98,894,890	1,800,629	4,657,448	105,352,967	89,526,633	105,734,614	1,800,629	4,519,466	112,054,709	98,943,695
Private Securities	29,861,099	40,355	548,942	30,450,396	28,981,641	28,402,137	40,355	549,056	28,991,548	29,352,750
Held-to-Maturity Securities	15,758,476	-	-	15,758,476	11,739,597	15,758,476	-	-	15,758,476	11,739,597
Government Securities	15,352,363	-	-	15,352,363	11,275,488	15,352,363	-	-	15,352,363	11,275,488
Private Securities	406,113	-	-	406,113	464,109	406,113	-	-	406,113	464,109
Total Securities	190,613,875	2,364,453	5,206,390	198,184,718	162,805,767	206,385,713	2,110,242	5,068,522	213,564,477	176,013,513

II) Trading Securities

										Bank
			06/30/2020	12/31/2019	By Maturity					06/30/2020
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	45,653,023	517,245	46,170,268	30,755,634	-	6,886,852	8,660,729	9,833,919	20,788,768	46,170,268
Financial Treasury Bills - LFT	2,020,695	520	2,021,215	3,158,889	-	795,650	613,577	413,452	198,536	2,021,215
National Treasury Bills – LTN	13,711,213	60,109	13,771,322	6,838,515	-	2,096,655	3,424,389	3,333,079	4,917,199	13,771,322
National Treasury Notes - NTN	29,211,095	441,800	29,652,895	20,687,308	-	3,658,744	4,265,822	6,072,458	15,655,871	29,652,895
Agricultural Debt Securities – TODA	54,380	4,675	59,055	70,922	-	5,157	24,274	14,386	15,238	59,055
Brazilian Foreign Debt Notes	653,714	10,140	663,854	-	-	330,526	332,667	252	409	663,854
Debentures	1,926	1	1,927	-	-	120	-	292	1,515	1,927
Private Securities	446,387	6,224	452,611	1,802,262	203,001	7,099	10,900	26,609	205,002	452,611
Investment Fund Shares	198,755	4,246	203,001	834,063	203,001	-	-	-	-	203,001
Debentures	210,519	2,108	212,627	439,819	-	6,698	10,753	19,980	175,196	212,627
Eurobonds	-	-	-	492,774	-	-	-	-	-	-
Certificates of Real Estate Receivables - CRI	13,396	(138)	13,258	22,869	-	-	(3)	3,015	10,246	13,258
Certificates of Agribusiness Receivables - CRA	23,717	8	23,725	12,737	-	401	150	3,614	19,560	23,725
Total	46,099,410	523,469	46,622,879	32,557,896	203,001	6,893,951	8,671,629	9,860,528	20,993,770	46,622,879

										Consolidated
			06/30/2020	12/31/2019	By Maturity					06/30/2020
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	52,841,961	263,034	53,104,995	33,158,573	-	6,991,957	12,858,225	10,186,009	23,068,804	53,104,995
Financial Treasury Bills - LFT	6,839,340	754	6,840,094	3,530,356	-	900,755	4,811,072	613,772	514,495	6,840,094
National Treasury Bills – LTN	13,711,213	60,109	13,771,322	6,838,515	-	2,096,655	3,424,390	3,333,078	4,917,199	13,771,322
National Treasury Notes - NTN	31,581,388	187,355	31,768,743	22,718,780	-	3,658,744	4,265,822	6,224,229	17,619,948	31,768,743
Agricultural Debt Securities – TODA	54,380	4,675	59,055	70,922	-	5,157	24,274	14,386	15,238	59,055
Brazilian Foreign Debt Notes	653,714	10,140	663,854	-	-	330,526	332,667	252	409	663,854
Debentures	1,926	1	1,927	-	-	120	-	292	1,515	1,927
Private Securities	3,648,525	6,224	3,654,749	2,818,898	2,161,602	7,098	1,254,438	26,609	205,002	3,654,749
Shares	1,093,370	-	1,093,370	665,075	1,093,370	-	-	-	-	1,093,370
Investment Fund Real Estate	1,063,986	4,246	1,068,232	1,068,068	1,068,232	-	-	-	-	1,068,232
Investment Fund Shares	-	-	-	36,067	-	-	-	-	-	-
Debentures	1,421,757	2,108	1,423,865	439,819	-	6,697	1,221,992	19,980	175,196	1,423,865
Eurobonds	-	-	-	492,774	-	-	-	-	-	-
Certificates of Real Estate Receivables - CRI	13,396	(138)	13,258	22,869	-	-	(3)	3,015	10,246	13,258
Certificates of Agribusiness Receivables - CRA	23,717	8	23,725	12,737	-	401	150	3,614	19,560	23,725
Bill of Exchange	32,299	-	32,299	81,489	-	-	32,299	-	-	32,299
Total	56,490,486	269,258	56,759,744	35,977,471	2,161,602	6,999,055	14,112,663	10,212,618	23,273,806	56,759,744

III) Available-for-Sale Securities

													Bank
												Bank
					06/30/2020	12/31/2019	By Maturity					06/30/2020
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity		Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	98,894,890	1,800,629	4,657,448		105,352,967	89,526,633	-	10,032,878	7,942,246	30,707,521	56,670,322	105,352,967
Treasury Certificates – CFT	1,070	-	166		1,236	1,165	-	-	-	1,236	-	1,236
Securitized Credit	632	-	36		668	-	-	136	432	100	-	668
Financial Treasury Bills – LFT	20,514,534	-	150		20,514,684	11,151,613	-	11,402	3,167,758	6,941,865	10,393,659	20,514,684
National Treasury Bills - LTN	32,606,879	443,041	680,413		33,730,333	30,984,931	-	8,665,354	-	14,559,685	10,505,294	33,730,333
National Treasury Notes - NTN (2)	43,073,580	1,357,588	3,934,217		48,365,385	47,388,924	-	1,355,986	2,815,872	9,204,635	34,988,892	48,365,385
Mexican Foreign Debt Bonds	1,915,718	-	42,466		1,958,184	-	-	-	1,958,184	-	-	1,958,184
C-bonds	782,477	-	-	-	782,477	-	-	-	-	-	782,477	782,477
Private Securities	29,861,099	40,355	548,942		30,450,396	28,981,641	2,283,140	1,347,430	6,634,352	8,969,130	11,216,344	30,450,396
Shares	320	(268)	-		52	60	52	-	-	-	-	52
Investment Funds	2,212,533	-	-		2,212,533	3,963,540	2,212,533	-	-	-	-	2,212,533
Debentures (1)	12,277,516	40,623	370,403		12,688,542	11,915,052	-	307,540	1,032,696	4,437,509	6,910,797	12,688,542
Promissory Notes - NP	5,455,232	-	58,183		5,513,415	4,696,855	-	205,946	2,699,886	2,445,706	161,877	5,513,415
Financial Bills – LF	452,672	-	8,022		460,694	192,804	-	196,214	-	264,480	-	460,694
Certificates of Real Estate Receivables - CRI	20,400	-	226		20,626	36,680	-	-	16,875	-	3,751	20,626
Certificates of Agribusiness Receivables – CRA	33,246	-	(2,056)	-	31,190	36,680	-	-	-	-	31,190	31,190
Brazilian Foreign Debt Bonds (Global Bonds)	3,339,028	-	70,938		3,409,966	3,311,195	-	-	-	-	3,409,966	3,409,966
Rural Product Note – CPR	6,070,152	-	43,226		6,113,378	4,828,775	70,555	637,730	2,884,895	1,821,435	698,763	6,113,378
Total	128,755,989	1,840,984	5,206,390		135,803,363	118,508,274	2,283,140	11,380,308	14,576,598	39,676,651	67,886,666	135,803,363

															Consolidated
							06/30/2020		12/31/2019	By Maturity					06/30/2020
			Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost		Income		Equity		Carrying Amount		Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	105,734,614	-	1,800,629	-	4,519,466	-	112,054,709	-	98,943,695	-	10,391,875	10,903,435	33,190,109	57,569,290	112,054,709
Treasury Certificates - CFT	1,070		-		166		1,236		1,165	-	-	-	1,236	-	1,236
Securitized Credit	632		-		36		668		-	-	136	432	100	-	668
Financial Treasury Bills - LFT	22,582,218		-		419		22,582,637		16,547,365	-	370,399	4,089,654	7,557,107	10,565,477	22,582,637
National Treasury Bills - LTN	34,504,825		443,041		592,249		35,540,115		32,500,648	-	8,665,354	237,441	16,132,025	10,505,295	35,540,115
National Treasury Notes - NTN (2)	45,947,674		1,357,588		3,884,130		51,189,392		49,894,517	-	1,355,986	4,617,724	9,499,641	35,716,041	51,189,392
Mexican Foreign Debt Bonds	1,915,718		-		42,466		1,958,184		-	-	-	1,958,184	-	-	1,958,184
Spanish Foreign Debt Bonds	782,477		-		-		782,477		-	-	-	-	-	782,477	782,477
Private Securities	28,402,137		40,355		549,056		28,991,548		29,352,750	1,113,372	1,347,433	6,337,950	8,976,449	11,216,344	28,991,548
Investment Fund Shares in Participation - FIP	66,032		(268)		-		65,764		82,387	65,764	-	-	-	-	65,764
Investment Fund Shares	938,531		-		-		938,531		3,082,832	933,090	-	-	5,441	-	938,531
Investment Fund Real Estate	43,850		-		114		43,964		57,531	43,964	-	-	-	-	43,964
Debentures (1)	11,981,024		40,623		370,403		12,392,050		13,063,691	-	307,541	736,203	4,437,509	6,910,797	12,392,050
Eurobonds	3,339,028		-		70,938		3,409,966		3,311,195	-	-	-	-	3,409,966	3,409,966
Promissory Notes - NP	5,455,230		-		58,183		5,513,413		4,696,855	-	205,947	2,699,886	2,445,703	161,877	5,513,413
Financial Bills - LF	452,672		-		8,022		460,694		192,804	-	196,214	-	264,480	-	460,694
Certificates of Real Estate Receivables - CRI	20,400		-		226		20,626		36,680	-	-	16,875	-	3,751	20,626
Certificates of Agribusiness Receivables - CRA	33,246		-		(2,056)		31,190		-	-	-	-	-	31,190	31,190
Certificates of Time Deposits - CDB	1,972		-		(2,056)		31,190		-	-	-	-	-	31,190	31,190
Rural Product Note - CPR	6,070,152		-		-		1,972		-	-	-	91	1,881	-	1,972
Total	134,136,751		1,840,984		5,068,522		141,046,257		128,296,445	1,113,372	11,739,308	17,241,385	42,166,558	68,785,634	141,046,257

(1) In the Bank and Consolidated, includes securities issued by a mixed capital company and R$247,604 (12/31/2019 - R$ 262,027) in securities available for sale.

(2) As of June 30, 2020, the amount of 1,040,000 in the amount of R$1,710 (12/31/2019 - 1,140,000 in the amount of R$ 1,229,297) of National Treasury Notes - NTN, is linked to the obligation assumed by Banco Santander to cover the reserves to be amortized under Plan V of the Social Security Fund (Banesprev).

IV) Held-to-Maturity Securities

						Bank/Consolidated
			By Maturity			06/30/2020

	Amortized Cost		From 3 to 12 Months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	06/30/2020	12/31/2019				Total
Government Securities	15,352,363	11,275,488	1,795,666	641,109	12,750,012	15,352,363
National Treasury Notes - NTN	4,635,059	3,414,897	11,561	-	4,623,498	4,635,059
Brazilian Foreign Debt Bonds	10,717,304	7,860,591	1,784,105	641,109	8,126,514	10,717,304
Private Securities	406,113	464,109	406,113	-	-	406,113
Certificates of Agribusiness Receivables - CRA	406,113	464,109	406,113	-	-	406,113
Total	15,758,476	11,739,597	2,201,779	641,109	12,750,012	15,758,476

(1) The market value of held to maturity securities is R$16,390,467 (12/31/2019 - R$12,514,855).

For the semester ended June 30, 2020, there were no disposals of federal government securities and other securities classified in the category of securities held to maturity.

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance.

For the semester ended June 30, 2020, there was a reclassification of securities available for sale to securities under negotiation for the Investment Fund Quotas of the company Banco Hyundai S.A. in the Santander Group investment fund SBAC Referenced DI Private Credit, due to the revision of the Administration's intention regarding this application. Said reclassification does not change the asset's pricing.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019

Income From Fixed-Income Securities (1)	50,164,662	8,967,151	50,476,005	9,640,374
Income From Interbank Investments	3,800,263	3,984,717	1,982,369	1,725,392
Income From Variable-Income Securities	(57,969)	62,482	(27,381)	5,297
Financial Income of Pension and Capitalization	-	-	87,236	66,601
Provision for Impairment Losses (2)	(159,678)	26,614	(159,678)	26,614
Others (3)	(3,173,280)	124,496	(3,156,159)	108,537
Total	50,573,998	13,165,460	49,202,392	11,572,815

(1) Includes exchange variation revenue in the amount of R$35,300,291 in the Bank and in the Consolidated (2019 - revenue of R$473,791 in the Bank and in the Consolidated).

(2) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(3) Includes the net valuation of investment fund shares and interest and exchange variation expenses in the amount of R$171,433 in the Bank and in the Consolidated (2019 - expense of R$144,262 in the Bank and in the Consolidated).

b) Derivatives Financial Instruments

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model, the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber or using the same methodology applied for swap contracts. The fair value of options derivatives is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

I)              Summary of Derivative Financial Instruments

For better presentation, as of the Financial Statements of 30 June 2020, swap operations will be presented showing the balances of the differentials receivable and payable separately, without compensation. The reference values are now presented without the addition of the updated equity position of the referred contracts, the disclosure of the previous period was modified for comparison purposes.

Below, the composition of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, demonstrated by their market value:

				Bank				Consolidated
		06/30/2020		12/31/2019	06/30/2020		12/31/2019
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap - Differential Receivable	18,469,130	21,286,994	8,620,854	10,167,632	16,670,092	20,511,582	14,625,238	16,701,678
Options to Exercise Awards	4,064,815	3,755,628	886,927	1,593,625	4,333,238	4,001,589	1,065,752	1,699,729
Term Contract and Other Contracts	17,571,923	17,125,684	1,678,454	2,221,955	17,617,268	17,125,684	1,750,150	2,221,955
Total	40,105,868	42,168,306	11,186,235	13,983,212	38,620,598	41,638,855	17,441,140	20,623,362

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			06/30/2020			12/31/2019

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap		(3,697,691)	(2,817,864)		(1,941,477)	(1,546,779)
Assets	317,252,715	13,222,891	18,469,130	265,269,199	2,910,364	8,620,854
CDI (Interbank Deposit Rates)	51,756,098	5,266,907	946,719	41,137,936	209,224	199,018
Fixed Interest Rate - Real	61,616,483	4,364,213	9,207,345	39,637,946	1,900,884	6,792,917
Indexed to Price and Interest Rates	4,848,346	1,217,284	1,411,807	2,954,640	218,540	301,476
Foreign Currency	199,031,788	2,374,487	6,903,259	181,538,677	581,716	1,327,443
Others	-	-	-	-	-	-
Liabilities	317,252,715	(16,920,582)	(21,286,994)	265,269,199	(4,851,841)	(10,167,632)
CDI (Interbank Deposit Rates)	45,125,255	(13,753,555)	(15,054,892)	33,151,770	(3,025,371)	(94,260)
Fixed Interest Rate - Real	65,923,196	(2,927,068)	(4,076,832)	53,487,374	(990,820)	(7,410,825)
Indexed to Price and Interest Rates	71,241,806	(3,620)	(44,668)	125,014,868	(11,658)	(851,739)
Foreign Currency	133,843,853	(232,516)	(2,105,497)	52,431,130	(816,100)	(1,685,199)
Others	1,118,605	(3,823)	(5,105)	1,184,057	(7,892)	(125,609)
Options	1,259,185,031	(256,110)	309,187	1,446,691,032	(713,535)	(706,698)
Purchased Position	609,995,618	1,339,024	4,064,815	678,193,198	641,222	886,927
Call Option - Foreign Currency	1,823,658	22,864	16,596	223,477	1,318	34
Put Option - Foreign Currency	1,105,448	42,451	57,193	1,508,663	473	4,865
Call Option - Other	55,146,515	261,779	931,511	98,154,363	295,668	136,084
Interbank Market	55,146,515	261,779	931,511	98,154,363	295,668	136,174
Others (2)	-	-	-	-	-	(90)
Put Option - Other	551,919,997	1,011,930	3,059,515	578,306,695	343,763	745,944
Interbank Market	1,671,056	490	43,915	578,306,695	343,763	746,006
Others (2)	550,248,941	1,011,440	3,015,600	-	-	(62)
Sold Position	649,189,413	(1,595,134)	(3,755,628)	768,497,834	(1,354,757)	(1,593,625)
Call Option - Foreign Currency	1,479,491	(43,089)	(38,538)	254,944	(3,102)	(1,471)
Put Option - Foreign Currency	1,692,538	(79,726)	(137,866)	315,601	(1,528)	(4,340)
Call Option - Other	66,980,315	(222,951)	(10,275)	174,166,801	(562,827)	(428,690)
Interbank Market	1,731,059	(56,473)	(10,275)	174,166,801	(562,827)	(428,617)
Others (2)	65,249,256	(166,478)	-	-	-	(73)
Put Option - Other	579,037,069	(1,249,368)	(3,568,949)	593,760,488	(787,300)	(1,159,124)
Interbank Market	579,037,069	(1,249,368)	(3,568,949)	593,760,488	(787,300)	(1,159,037)
Others (2)	-	-	-	-	-	(87)
Futures Contracts	259,465,161	-	-	432,564,396	-	-
Purchased Position	118,131,232	-	-	72,332,139	-	-
Exchange Coupon (DDI)	15,478,695	-	-	7,105,006	-	-
Interest Rates (DI1 and DIA)	101,504,008	-	-	55,430,519	-	-
Foreign Currency	-	-	-	9,781,856	-	-
Indexes (3)	1,098,993	-	-	-	-	-
Treasury Bonds/Notes	49,536	-	-	14,758	-	-
Sold Position	141,333,929	-	-	360,232,257	-	-
Exchange Coupon (DDI)	44,462,389	-	-	145,668,039	-	-
Interest Rates (DI1 and DIA)	74,084,637	-	-	196,170,105	-	-
Foreign Currency	20,474,263	-	-	17,208,599	-	-
Indexes (3)	-	-	-	290,254	-	-
Treasury Bonds/Notes	2,312,640	-	-	895,261	-	-
Forward Contracts and Others	136,357,073	1,794,359	446,239	99,514,896	(900,818)	(543,501)
Purchased Commitment	79,023,024	3,605,118	17,571,923	50,216,458	(269,708)	1,678,454
Currencies	72,497,383	3,605,118	17,541,869	50,215,375	(269,708)	1,677,364
Others	6,525,641	-	30,054	1,083	-	1,090
Sell Commitment	57,334,049	(1,810,759)	(17,125,684)	49,298,438	(631,110)	(2,221,955)
Currencies	54,312,921	(1,810,759)	(17,125,638)	49,294,662	(631,085)	(2,221,955)
Others	3,021,128	-	(46)	3,776	(25)	-

						Consolidated
			06/30/2020			12/31/2019

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap		(3,697,691)	(3,841,490)		(1,941,477)	(2,076,440)
Assets	292,627,687	13,222,891	16,670,092	279,253,821	2,910,364	14,625,238
CDI (Interbank Deposit Rates)	46,684,906	5,266,907	4,219,016	40,341,402	209,224	6,231,769
Fixed Interest Rate - Real	67,511,912	4,364,213	9,207,345	45,240,041	1,900,884	6,792,920
Indexed to Price and Interest Rates	3,961,645	1,217,284	1,411,806	2,169,578	218,540	301,476
Foreign Currency	174,469,224	2,374,487	1,831,925	191,502,800	581,716	1,299,073
Others	-	-	-	-	-	-
Liabilities	291,389,274	(16,920,582)	(20,511,582)	279,197,765	(4,851,841)	(16,701,678)
CDI (Interbank Deposit Rates)	30,507,028	(13,753,555)	(15,054,891)	24,273,545	(3,025,371)	(94,260)
Fixed Interest Rate - Real	46,511,641	(2,927,068)	(4,076,832)	69,561,856	(990,820)	(13,061,820)
Indexed to Price and Interest Rates	71,241,806	(3,620)	730,744	125,014,868	(11,658)	(1,681,390)
Foreign Currency	142,010,194	(232,516)	(2,105,497)	59,163,439	(816,100)	(1,685,199)
Others	1,118,605	(3,823)	(5,106)	1,184,057	(7,892)	(179,009)
Options	1,289,215,390	(256,110)	331,649	1,446,536,131	(713,535)	(633,977)
Purchased Position	614,545,145	1,339,024	4,333,238	678,089,905	641,140	1,065,752
Call Option - Foreign Currency	1,823,658	22,864	16,595	171,871	1,318	(280)
Put Option - Foreign Currency	1,105,448	42,451	(136,539)	1,456,975	391	184,002
Call Option - Other	58,236,830	261,779	931,511	98,154,363	295,668	136,086
Interbank Market	55,146,515	261,779	931,511	98,154,363	295,668	136,177
Others (2)	3,090,315	-	-	-	-	(91)
Put Option - Other	553,379,209	1,011,930	3,521,671	578,306,695	343,763	745,944
Interbank Market	1,671,056	490	43,915	578,306,695	343,763	746,006
Others (2)	551,708,153	1,011,440	3,477,756	-	-	(62)
Sold Position	674,670,245	(1,595,134)	(4,001,589)	768,446,227	(1,354,674)	(1,699,729)
Call Option - Foreign Currency	1,479,491	(43,089)	(38,538)	254,944	(3,102)	(1,471)
Put Option - Foreign Currency	1,692,538	(79,726)	(137,866)	263,994	(1,445)	(2,841)
Call Option - Other	74,968,178	(222,951)	(101,728)	174,166,801	(562,827)	(428,393)
Interbank Market	1,731,059	(56,473)	(10,275)	174,166,801	(562,827)	(428,620)
Others (2)	73,237,119	(166,478)	(91,453)	-	-	227
Put Option - Other	596,530,038	(1,249,368)	(3,723,457)	593,760,488	(787,300)	(1,267,024)
Interbank Market	579,037,069	(1,249,368)	(3,568,949)	593,760,488	(787,300)	(1,159,037)
Others (2)	17,492,969	-	(154,508)	-	-	(107,987)
Futures Contracts	260,108,657	-	-	432,564,399	-	-
Purchased Position	118,209,428	-	-	71,603,247	-	-
Exchange Coupon (DDI)	15,478,695	-	-	7,105,006	-	-
Interest Rates (DI1 and DIA)	101,582,204	-	-	54,701,627	-	-
Foreign Currency	-	-	-	9,781,856	-	-
Indexes (3)	1,098,993	-	-	-	-	-
Treasury Bonds/Notes	49,536	-	-	14,758	-	-
Sold Position	141,899,229	-	-	360,961,152	-	-
Exchange Coupon (DDI)	44,462,389	-	-	146,032,485	-	-
Interest Rates (DI1 and DIA)	74,238,051	-	-	196,170,106	-	-
Foreign Currency	20,474,263	-	-	17,305,604	-	-
Indexes (3)	411,886	-	-	290,254	-	-
Treasury Bonds/Notes	2,312,640	-	-	1,162,703	-	-
Forward Contracts and Others	136,357,073	1,794,359	491,584	99,514,898	(900,818)	(471,805)
Purchased Commitment	79,023,024	3,605,118	17,617,268	50,216,459	(269,708)	1,750,150
Currencies	72,497,383	3,605,118	17,541,868	50,215,376	(269,708)	1,677,365
Others	6,525,641	-	75,400	1,083	-	72,785
Sell Commitment	57,334,049	(1,810,759)	(17,125,684)	49,298,439	(631,110)	(2,221,955)
Currencies	54,312,921	(1,810,759)	(17,125,638)	49,294,662	(631,085)	(2,221,955)
Others	3,021,128	-	(46)	3,777	(25)	-

(1) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(2) Includes Bovespa and S&P indexes.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Notional
					By Counterparty			By Maturity		Trading Market
				06/30/2020	12/31/2019			06/30/2020		06/30/2020
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	31,993,296	103,954,605	181,304,814	317,252,715	265,269,199	42,786,000	93,547,540	180,919,176	123,508,734	193,743,982
Options	21,892,330	273,800	1,237,018,901	1,259,185,031	1,446,691,032	355,547,226	836,304,360	67,333,451	1,237,456,127	21,728,910
Futures Contracts	2,262,268	-	257,202,893	259,465,161	432,564,396	111,069,816	69,557,549	78,837,799	259,465,165	-
Forward Contracts and Others	64,821,288	51,740,446	19,795,339	136,357,073	99,514,896	68,545,042	39,555,229	28,256,803	2,960,264	133,396,810

										Consolidated
										Notional
					By Counterparty			By Maturity		Trading Market
				06/30/2020	12/31/2019			06/30/2020		06/30/2020
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	31,993,296	110,040,504	150,593,887	292,627,687	279,253,821	43,314,668	127,830,848	121,482,171	123,508,734	169,118,953
Options	21,892,330	273,800	1,267,049,260	1,289,215,390	1,446,536,131	378,165,867	843,704,371	67,345,158	1,237,456,127	51,759,269
Futures Contracts	2,262,268	-	257,846,389	260,108,657	432,564,399	111,533,299	69,689,069	78,886,292	260,108,660	-
Forward Contracts and Others	64,821,288	51,740,447	19,795,338	136,357,073	99,514,898	68,545,042	39,555,229	28,256,803	2,960,264	133,396,810
(1) Includes operations with B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges as counterparty.

(2) It consists of operations that are included in registration chambers, according to Bacen regulations.

IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082/2002 and the following hedge accounting structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of a hedge of exposure to variation in market risk, in receipts and interest payments related to assets and liabilities recognized.

The Bank's market risk hedging methodology segregates transactions by risk factor (eg, real/dollar exchange rate risk, fixed interest rate risk in reais, dollar exchange rate risk, inflation, interest rate risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

To protect the market risk variation in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed assets and liabilities.

The Bank applies the market risk hedge as follows:

• Designates Foreign Currency + Coupon versus %CDI and Pre - Real Interest Rate or contracts dollar futures (DOL, DDI/DI) as derivatives instruments in Hedge Accounting structures, with foreign currency loan operations being the object of such transactions.

• The Bank has an active loan portfolio originating in Dollar at a fixed rate at Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each Euro Floating Foreign Currency swap versus Fixed Dollar corresponding credit protection instrument.

• The Bank has a portfolio of assets indexed to the Euro and traded at offshore branches. In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction. As from the conversion, the principal amount of the funding, already expressed in US dollars, will be adjusted by a floating or fixed rate. The assets will be covered with Swap Cross Currency in order to cross the risk in Euro for LIBOR + Coupon.

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial Assets portfolio available for sale. To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a hedging instrument in a hedge accounting structure.

• The Bank has a risk to the IPCA index generated by debentures in the portfolio of securities available for sale. To manage this mismatch, the Bank contracts IPCA (DAP) futures on the Stock Exchange and designates them as a hedging instrument in a Hedge Accounting structure.

• Santander Leasing has a pre-fixed interest rate risk generated by government securities (NTN-F) in the portfolio of available-for-sale securities. To manage this mismatch, the Entity contracts interest swaps and designates them as a hedging instrument in a hedge accounting structure.

In market risk hedging, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of a hedge of exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes of unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• It contracts fixed dollar swaps versus foreign exchange and designates them as a hedging instrument in a Cash Flow Hedge structure, with the purpose of protecting foreign exchange loans and negotiated with third parties through agency in offshore branches and securities held to maturity of Brazilian foreign debt securities.

• Contracts USD Futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a derivative instrument in a Cash Flow Hedge structure, the object of which in this relation is part of the Bank's credit portfolio in Dollars and Promissory Notes in the portfolio of securities available for sale.

• The Bank has post-fixed interest rate risk generated by public securities (LFT) in the portfolio of available-for-sale securities, which present expected cash flows subject to Selic variations over their duration. To manage these oscillations, it contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

• Banco RCI Brasil S.A. has operations CDI indexed whose purpose is funding with financial letters (LF), bills of exchange (LC) and Interbank Deposit Certificates (CDI) and designates interest rate swaps as instruments.

In cash flow hedge, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption equity valuation adjustments until the forecasted transactions occur, when that portion is recognized in the income statement. The non-effective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. As of June 30, 2020 and December 31, 2019, no results were recorded for the ineffective portion.

												Bank
						06/30/2020						12/31/2019
Strategies	Adjustment to Fair Value		Accounting Value		Notional		Adjustment to Fair Value		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	(821,612)	(251,684)	6,182,580	5,812,935	8,309,486	5,668	601,119	1,447,179	2,336,460	2,867,523	1,735,340	1,420,344
Credit Operations Hedge	(1,177,432)	(246,101)	168,025	212,574	1,554,496	-	60,414	575,714	1,254,893	1,146,503	1,194,479	876,548
Securities Hedge	355,820	(5,583)	6,014,555	5,600,361	6,754,990	5,668	540,705	551,594	1,081,567	1,095,391	540,862	543,796
Futures Contracts	-	-	75,504,986	75,682,850	75,298,558	-	3,000,490	-	48,427,614	36,569,735	45,854,445	-
Securities Hedge	-	-	75,504,986	75,682,850	75,298,558	-	3,000,490	-	48,427,614	36,569,735	45,854,445	-

Cash Flow Hedge
Swap Contracts	-	-	1,882,123	1,504,805	1,704,156	1,504,805	602,634	504,512	1,888,817	2,056,007	1,735,340	-
Credit Operations Hedge	-	-	-	-	-	-	56,887	294,403	687,239	738,262	1,194,479	-
Securities Hedge	-	-	1,882,123	1,504,805	1,704,156	1,504,805	545,747	210,109	1,201,578	1,317,745	540,862	-
Futures Contracts	-	-	48,156,172	51,067,813	46,536,529	-	-	-	17,726,566	18,680,868	3,219,566	789,631
Credit Operations Hedge (2)	-	-	24,478,506	26,143,520	22,859,369	-	-	-	14,506,878	15,195,149	-	-
Securities Hedge	-	-	23,677,667	24,924,293	23,677,160	-	-	-	3,219,688	3,485,719	3,219,566	789,631

												Consolidated
						06/30/2020						12/31/2019
Strategies	Adjustment to Fair Value		Accounting Value		Notional		Adjustment to Fair Value		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	(821,612)	(251,684)	6,182,580	5,981,341	8,309,486	5,668	602,633	1,283,074	3,208,463	4,227,057	2,605,830	3,249,742
Credit Operations Hedge	(1,177,432)	(246,101)	168,025	212,574	1,554,496	-	56,887	585,670	2,021,557	1,398,121	1,964,670	1,118,210
Securities Hedge	355,820	(5,583)	6,014,555	5,768,767	6,754,990	5,668	545,747	697,404	1,186,907	2,828,936	641,160	2,131,532
Futures Contracts	474,589	-	75,504,986	75,682,850	75,298,558	-	3,000,490	-	48,427,614	36,569,735	45,427,125	789,631
Securities Hedge	474,589	-	75,504,986	75,682,850	75,298,558	-	3,000,490	-	48,427,614	36,569,735	45,427,125	789,631

Cash Flow Hedge
Swap Contracts	-	244,171	6,432,541	6,819,427	1,704,156	-	-	5,163,218	7,123,121	7,460,859	5,499,281	5,624,154
Credit Operations Hedge	-	-	-	-	-	-	-	3,494	977,621	1,058,007	687,239	90,518
Securities Hedge	-	-	1,882,123	1,504,805	1,704,156	-	-	210,109	1,201,578	1,317,745	198,415	1,107,636
Funding Hedge	-	244,171	4,550,417	5,314,622	-	-	-	4,949,615	4,943,922	5,085,106	4,613,628	4,426,000
Futures Contracts	-	-	48,156,172	51,067,813	46,536,529	-	-	-	17,726,566	18,680,868	54,194,819	4,501,878
Credit Operations Hedge (2)	-	-	24,478,506	26,143,520	22,859,369	-	-	-	14,506,878	15,195,149	50,975,253	4,501,878
Securities Hedge	-	-	23,677,667	24,924,293	23,677,160	-	-	-	3,219,688	3,485,719	3,219,566	-

(*) The Bank operates some Cash Flow Hedge strategies, hedging assets from its portfolio (object), regards that, the table is presented showing the liability amounts from the respective instruments. For structures whose objects are futures, the table is presented showing the balance of the daily adjustment, registered in the suspense accounts.

(1) Credit amounts refer to active operations and operations owed to passive operations.

(2) Updated value of the instruments on June 30, 2020 is R$8,764,922 (12/31/2019 - R$8,425,386).

At the Bank and Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$18,423  (12/31/2019 - R$11,063) and is recorded in shareholders' equity, net of tax effects, of which R$6,343 will be realized against revenue in the next twelve months.

V) Credit Derivatives Information

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

Credit derivatives refer to the exchange of the return of the reference obligation by a cash flow and in which, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the restated amount and the fair value (market value) of the reference obligation on the settlement date of the agreement.

Credit Default Swaps – CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect in the calculation of Required Stockholders' Equity.

				Bank/Consolidated
				Valor Nominal
		06/30/2020		12/31/2019
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,309,320	-	2,435,880	-
Total	3,309,320	-	2,435,880	-

Amount related to the premium paid on CDS for use as guarantee (risk transfer) in the amount of R$0 (12/31/2019 - R$0).

The effect on the PLE of the risk received was R$12,258 (12/31/2019 - R$5,257).

During the period there was no occurrence of a credit event related to taxable events provided for in the contracts.

		06/30/2020		12/31/2019
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	3,309,320	3,309,320	2,435,880	2,435,880
Per Risk Classification: Below Investment Grade	3,309,320	3,309,320	2,435,880	2,435,880
Per Reference Entity: Brazilian Government	3,309,320	3,309,320	2,435,880	2,435,880

VI) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Financial Literature of the Treasury - LFT	6,003,523	5,342,992	6,622,399	5,950,561
National Treasury Bills – LTN	4,697,049	1,086,556	4,697,049	1,086,556
National Treasury Notes – NTN	4,168,246	660,918	4,356,198	841,790
Total	14,868,818	7,090,465	15,675,646	7,878,907

7.     Interbank Accounts

The amount of interbank accounts is composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses payment transactions (assets and liabilities position).

8.     Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Lending Operations	250,658,414	211,251,830	320,458,574	280,899,334
Loans and Discounted Titles	149,845,645	116,282,045	165,084,507	130,994,834
Financing	47,273,415	42,287,183	101,834,713	97,221,898
Rural and Agroindustrial - Financing	12,797,791	12,940,784	12,797,791	12,940,784
Real Estate Financing	40,741,563	39,741,818	40,741,563	39,741,818
Leasing Operations	-	-	2,600,908	2,800,998
Advances on Foreign Exchange Contracts (1)	8,246,303	6,054,424	8,246,303	6,054,424
Other Receivables	48,788,075	58,912,075	51,534,453	62,281,242
Credits for Honored Sureties and Guarantees	587,998.00	321,478.00	587,998.00	676,110.00
Income Receivable from Advances Granted	162,774.00	97,756.00	162,774.00	97,756.00
Other Receivables Several	48,037,303	58,492,841	50,783,681	61,507,376
Total	307,692,792	276,218,329	382,840,238	352,035,998

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

Sale or Transfer Operations of Financial Assets

(i) With Substantial Transfer of Risks and Benefits

During the second quarter of 2020, credit assignment operations were carried out without recourse in the amount of R$569,192 thousand (with corresponding provision amount of R$233,969 thousand), which were represented mainly by discounted loans and securities. The sale value was R$405,891 thousand and a consequent positive impact on the result of R$70,688 thousand. Of the aforementioned operations, R$108,160 thousand of the assignments were carried out between Group companies.

Credit assignments were also made at a loss, fully provisioned, without recourse, in the amount of R$319,555 thousand, of which R$150,289 thousand with group companies, with sales value and consequent impact on the result of R$19,919 thousand.

(ii) With Substantial Retention of Risks and Benefits

In December 2011, the Bank assigned credits with recourse to real estate financing in the amount of R$688,821, maturing in October 2041. On June 30, 2020, the present value of the assigned operations is R$134,748 (12/31/2019 - R$75,833).

These assignment transactions were carried out with a co-obligation clause, and compulsory repurchase is expected in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability, pursuant to CMN Resolution No. 3,401/2006; and

- Contracts subject to intervention.

The amount of compulsory repurchase will be calculated by the credit balance due duly updated on the date of the respective repurchase.

From the date of the assignment, the cash flows from the assigned operations will be paid directly to the assignee.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Overdue	2,036,133	7,684,024	2,611,942	8,585,560
Due to:
Up to 3 Months	83,550,599	76,147,368	92,758,244	87,843,597
From 3 to 12 Months	85,912,141	69,667,171	107,365,947	90,380,199
Over 12 Months	136,193,919	122,719,766	180,104,105	165,226,642
Total	307,692,792	276,218,329	382,840,238	352,035,998

c) Loan Portfolio by Business Sector

		Bank		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Private Sector	306,607,485	275,100,365	381,753,596	350,916,654
Industry	65,565,404	53,728,646	66,476,269	54,671,234
Commercial	40,672,835	33,864,887	44,608,110	39,183,683
Financial Institutions	1,807,785	1,983,283	1,876,196	1,991,233
Services and Other (1)	53,683,055	41,607,698	56,177,043	44,886,880
Individuals	140,115,805	140,385,488	207,788,291	206,623,415
Credit Cards	29,240,476	34,914,437	29,240,476	34,914,437
Mortgage Loans	38,372,613	37,218,524	38,372,612	37,218,524
Payroll Loans	29,788,107	27,941,932	45,450,782	42,446,859
Financing and Vehicles Lease	2,251,953	2,379,093	52,367,287	51,774,184
Others (2)	40,462,656	37,931,503	42,357,134	40,269,411
Agricultural	4,762,601	3,530,363	4,827,687	3,560,209
Public Sector	1,085,307	1,117,964	1,086,642	1,119,344
State	418,336	441,599	418,337	441,599
Municipal	666,971	676,365	668,305	677,745
Total	307,692,792	276,218,329	382,840,238	352,035,998

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

d) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

													Bank
							06/30/2020						12/31/2019
	%	Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	145,809,105	-	145,809,105	-	52,181	52,181	121,753,569	-	121,753,569	-	-	-
A	0.5%	79,356,344	-	79,356,344	396,782	322,119	718,901	77,795,391	-	77,795,391	388,977	-	388,977
B	1.0%	28,666,938	1,623,235	30,290,173	302,902	537,120	840,022	23,816,916	2,120,722	25,937,638	259,376	17	259,393
C	3.0%	21,092,974	1,660,630	22,753,604	682,608	1,507,123	2,189,731	19,823,183	1,966,467	21,789,651	653,690	1,665	655,355
D	10.0%	8,667,387	1,760,087	10,427,474	1,042,747	1,886,999	2,929,746	7,926,118	2,088,778	10,014,896	1,001,490	1,547,683	2,549,173
E	30.0%	2,740,764	1,032,167	3,772,931	1,131,879	614,396	1,746,275	2,266,765	2,323,208	4,589,973	1,376,992	659,874	2,036,866
F	50.0%	2,489,406	958,425	3,447,831	1,723,916	535,596	2,259,512	1,769,671	1,475,413	3,245,084	1,622,542	447,224	2,069,766
G	70.0%	2,246,458	771,890	3,018,348	2,112,843	714,252	2,827,095	1,450,313	1,225,377	2,675,689	1,872,983	418,317	2,291,300
H	100.0%	3,613,331	5,239,719	8,853,050	8,853,050	-	8,853,050	2,734,332	5,676,805	8,411,137	8,411,137	-	8,411,137
Total		294,682,707	13,046,153	307,728,860	16,246,727	6,169,786	22,416,513	259,336,258	16,876,770	276,213,028	15,587,187	3,074,780	18,661,967

													Consolidated
							06/30/2020						12/31/2019
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	157,683,572	-	157,683,572	-	52,187	52,187	141,210,954	- 23,199	141,187,755	-	-	-
A	0.5%	128,543,081	-	128,543,081	642,716	342,882	985,598	120,434,015	-	120,434,015	602,170	20,772	622,942
B	1.0%	34,046,578	3,154,430	37,201,008	372,010	537,120	909,130	29,095,941	3,746,497	32,842,438	328,424	18	328,442
C	3.0%	22,686,846	2,703,409	25,390,255	761,708	1,507,123	2,268,831	21,140,394	3,371,115	24,511,508	735,345	1,664	737,009
D	10.0%	9,295,836	2,468,151	11,763,987	1,176,399	1,886,998	3,063,397	8,368,581	2,820,515	11,189,096	1,118,910	1,547,683	2,666,593
E	30.0%	2,916,312	1,435,102	4,351,414	1,305,424	614,395	1,919,819	2,332,530	2,835,000	5,167,530	1,550,259	659,875	2,210,134
F	50.0%	2,621,178	1,347,712	3,968,890	1,984,444	535,596	2,520,040	1,859,486	1,812,213	3,671,699	1,835,850	447,224	2,283,073
G	70.0%	2,331,164	1,046,173	3,377,337	2,364,136	714,251	3,078,387	1,482,247	1,458,609	2,940,856	2,058,599	418,318	2,476,917
H	100.0%	4,006,913	6,590,088	10,597,001	10,597,001	-	10,597,001	2,943,753	7,139,229	10,082,982	10,082,982	-	10,082,982
Total		364,131,480	18,745,065	382,876,545	19,203,838	6,190,552	25,394,390	328,867,901	23,159,979	352,027,880	18,312,539	3,095,554	21,408,092

(1) Includes installments falling due and overdue.

(2) The additional provision is constituted based mainly on the expectation of realization of the loan portfolio, in addition to the minimum required by the current regulation.

(3) The total loan portfolio includes the amount of R$36,070 (12/31/2019 - R$5,301) in the Bank and R$36,070 (12/31/2019 - R$8,118) in Consolidated, referring to the adjustment to market value credit operations that are subject to protection, registered in accordance with article 5 of Bacen Circular Letter 3,624 of December 26, 2013 and which are not included in the note on risk levels (Note 6.b.VI.a).

As of June 30, 2020, the increase in the Allowance for Loan Losses - Additional is related to the change in the macroeconomic scenario, which impacted our provisioning calculation model.

e) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 a 06/30/2020	01/01 a 06/30/2019	01/01 a 06/30/2020	01/01 a 06/30/2019
Opening Balance	18,661,967	16,734,154	21,408,092	18,789,123
Allowances Recognized	8,657,383	5,202,029	10,362,601	6,358,594
Write-offs	(4,902,837)	(5,734,764)	(6,376,303)	(6,656,614)
Closing Balance	22,416,513	16,201,419	25,394,390	18,491,103
Recoveries Credits	1,006,916	974,926	1,223,444	1,035,810

f) Renegotiated Credits

		Bank		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Renegotiated Credits	16,473,227	13,752,395	21,181,969	16,292,323
Allowance for Loan Losses	(8,918,646)	(7,525,483)	(9,716,811)	(8,283,230)
Percentage of Coverage on Renegotiated Credits	54.1%	54.7%	45.9%	50.8%

g) Loan Portfolio Concentration

				Consolidated
		06/30/2020		12/31/2019
Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	6,510,206	1.4%	4,207,082	0.9%
10 Largest	34,572,214	7.2%	30,837,795	6.9%
20 Largest	52,514,244	10.9%	48,360,114	10.9%
50 Largest	85,171,603	17.7%	78,111,867	17.6%
100 Largest	114,158,682	23.7%	102,168,739	23.0%

(1) Includes installments of credit to builders/developers.

(2) Refers to debentures, promissory notes and certificates of real estate receivables – CRI.

(3) Refers to credit of derivatives risk.

9.     Foreign Exchange Portfolio

		Bank/Consolidated
	6/30/2020	12/31/2019
Assets
Rights to Foreign Exchange Sold	79,640,551	72,686,870
Exchange Purchased Pending Settlement	64,458,851	51,666,587
Advances in Local Currency	(666,987)	(153,239)
Income Receivable from Advances and Importing Financing	162,773	97,756
Currency and Documents Term Foreign Currency	31,380	207,139
Total	143,626,568	124,505,113
Liabilities
Exchange Sold Pending Settlement	96,700,504	74,013,458
Foreign Exchange Purchased	49,522,455	50,036,741
Advances on Foreign Exchange Contracts (Note 8.a)	(8,246,303)	(6,054,424)
Others	161	107
Total	137,976,817	117,995,882
Memorandum Accounts
Outstanding Import Credits – Foreign Currency	655,931	845,095
Confirmed Export Credits – Foreign Currency	1,139,977	2,512,489

10.   Securities Trading and Brokerage

		Bank		Consolidated
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Assets
Financial Assets and Pending Settlement Transactions	222,569	992,552	1,997,128	2,804,768
Clearinghouse Transactions	195	457	221	712
Debtors Pending Settlement	21,355	16,650	247,334	334,757
Stock Exchanges - Guarantee Deposits	2,341,838	486,995	2,346,254	486,995
Others (1)	1,369,753	829,212	1,405,548	847,286
Total	3,955,710	2,325,866	5,996,485	4,474,518
Liabilities
Financial Assets and Pending Settlement Transactions	241,542	1,056,647	1,987,889	2,897,003
Creditors Pending Settlement	57,753	4,392	248,303	253,128
Creditors for Loan of Shares	-	-	373,103	492,209
Clearinghouse Transactions	779	282	37,348	61,191
Records and Settlement	2,331	1,966	5,875	3,712
Others	211	116	212	118
Total	302,616	1,063,403	2,652,730	3,707,361

(1) Refers to deposits made as a guarantee for derivative transactions carried out with clients on the over-the-counter market.

11.   Tax Assets and Liabilities

a) Tax Credits

a.1) Nature and Origin of Recorded Deferred Tax Assets

				Bank
	Balances on			Balances on
	12/31/2019	Recognition (4)	Realization	06/30/2020
Allowance for Loan Losses	14,047,657	3,827,927	(1,187,606)	16,687,978
Reserve for Legal and Administrative Proceedings - Civil	1,503,264	314,470	(157,495)	1,660,239
Reserve for Tax Risks and Legal Obligations	1,541,030	121,579	(17,278)	1,645,331
Reserve for Legal and Administrative Proceedings - Labor	2,249,941	419,949	(373,498)	2,296,392
Agio	-	25,124	-	25,124
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,092,265	573,442	(302,984)	2,362,723
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	76,976	137,851	-	230,439
Accrual for Pension Plan (2)	1,882,812	153,463	(724,854)	1,295,809
Profit Sharing, Bonuses and Personnel Gratuities	436,935	398,446	(443,907)	391,474
Other Temporary Provisions (3)	3,881,291	-	(109,412)	3,771,879
Total Tax Credits on Temporary Differences	27,712,171	5,972,251	(3,317,034)	30,367,388
Tax Losses and Social Contribution Carryforwards	-	11,741,941	-	11,741,941
Social Contribution Tax - Executive Act 2,158/2001	362,240	-	(187,082)	175,158
Balance of Recorded Deferred Tax Assets	28,074,411	17,714,192	(3,504,116)	42,284,487

				Consolidated
	Balances on			Balances on
	12/31/2019	Recognition (4)	Realization	06/30/2020
Allowance for Loan Losses	15,961,619	4,497,146	(1,604,016)	18,854,749
Reserve for Legal and Administrative Proceedings - Civil	1,617,815	371,417	(213,011)	1,776,221
Reserve for Tax Risks and Legal Obligations	2,367,353	147,869	(37,941)	2,477,281
Reserve for Legal and Administrative Proceedings - Labor	2,388,470	436,581	(395,691)	2,429,360
Agio	-	25,124	-	25,124
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,095,470	589,177	(302,984)	2,381,663
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	153,977	179,477	(2,448)	331,006
Accrual for Pension Plan (2)	1,897,061	139,382	(728,057)	1,308,386
Profit Sharing, Bonuses and Personnel Gratuities	496,819	439,888	(502,392)	434,315
Other Temporary Provisions (3)	4,155,209	107,892	(201,783)	4,061,318
Total Tax Credits on Temporary Differences	31,133,793	6,933,953	(3,988,323)	34,079,423
Tax Losses and Negative Social Contribution Bases	408,338	11,772,381	(70,259)	12,110,460
Social Contribution Tax - Executive Act 2,158/2001	362,240	-	(187,082)	175,158
Balance of Recorded Deferred Tax Assets	31,904,371	18,706,334	(4,245,664)	46,365,041

(1)  Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2)  Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.

(3)  Composed mainly by administrative provisions nature.

(4)  Includes the effects of the change in the CSLL rate for banks of any kind, in accordance with Constitutional Amendment 103/19.

On June 30, 2020, there are deferred tax assets not registered in assets in the amount of R$5,759 in the Consolidated, whose expectation of achievement exceeds 10 years.

The accounting record of the deferred tax assets in the Santander Brasil financial statements was made at the rates applicable to the expected period of its realization and is based on the projection of future results and a technical study prepared pursuant to CMN Resolution nº 3,059/2002, with the amendments to the Resolution CMN nº 4,441/2015.

a.2) Expected Realization of Recorded Tax Credits

						Bank
						06/30/2020
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/Cofins		CSLL 18%	Recorded
2020	2,562,441	2,066,683	57,051	2,396,574		7,082,749
2021	5,060,273	4,077,777	114,102	1,085,582	175,158	10,512,892
2022	4,713,905	3,793,014	114,102	873,434	-	9,494,455
2023	2,440,625	1,963,446	57,051	2,151,637	-	6,612,759
2024	1,137,794	852,814	-	2,648,947	-	4,639,555
2025 a 2027	401,002	320,802	-	2,585,767	-	3,307,571
2028 a 2029	340,759	293,747	-	-	-	634,506
Total	16,656,799	13,368,283	342,306	11,741,941	175,158	42,284,487

						Consolidated
						06/30/2020
	Temporary Differences			Tax Loss - Carryforwards		Total
Year	IRPJ	CSLL	PIS/Cofins		CSLL 18%	Recorded
2020	2,888,758	2,270,170	58,780	2,453,867	-	7,671,575
2021	5,662,987	4,448,957	117,560	1,158,848	175,158	11,563,510
2022	5,242,702	4,117,265	117,560	921,938	-	10,399,465
2023	2,748,214	2,152,106	58,848	2,195,011	-	7,154,179
2024	1,649,209	1,134,868	136	2,657,637	-	5,441,850
2025 a 2027	414,393	326,635	406	2,663,089	-	3,404,523
2028 a 2029	362,407	307,123	339	60,070	-	729,939
Total	18,968,670	14,757,124	353,629	12,110,460	175,158	46,365,041

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

Based on CMN Resolution 4,720 and BACEN Circular 3,959, Tax Credits must be fully presented in the long term, for balance sheet purposes.

a.3) Present Value of Tax Credits

The present value of the tax credits recorded is R$40,990,149 (12/31/2019 - R$25,724,592) in the Bank and R$44,934,372 (12/31/2019 - R$29,133,062) in the Consolidated, calculated according to with the expectation of realizing the temporary differences, tax loss carryforwards, negative social contribution tax, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

b) Other Liabilities - Tax and Social Security

		Bank		Consolidated
	6/30/2020	12/31/2019	6/30/2020	12/31/2019

Deferred Tax Liabilities	5,786,720	5,444,706	6,431,209	6,013,811
Provision for Taxes and Contributions on Income	-	-	834,655	460,654
Taxes Payable	567,687	1,069,765	887,669	1,817,392
Total	6,354,407	6,514,471	8,153,533	8,291,857

b.1) Nature and Origin of Deferred Tax Liabilities

				Bank
	Balances on			Balances on
	12/31/2019	Recognition	Realization	06/30/2020
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,573,996	835,356	-	2,409,352
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	3,737,329	-	(482,236)	3,255,093
Excess Depreciation of Leased Assets	5,441	-	(9)	5,432
Others	127,940	14,190	(25,287)	116,843
Total	5,444,706	849,546	(507,532)	5,786,720

				Consolidated
	Balances on			Balances on
	12/31/2019	Recognition	Realization	06/30/2020
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,686,421	862,372	(5,307)	2,543,486
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	3,807,649	26,254	(500,874)	3,333,029
Excess Depreciation of Leased Assets	318,240	24,293	(1,942)	340,591
Others	201,501	43,522	(30,920)	214,103
Total	6,013,811	956,441	(539,043)	6,431,209

(1)   Includes IRPJ, CSLL, PIS and Cofins

b.2) Expected Realization of Deferred Tax Liabilities

				Bank
				06/30/2020
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/Cofins	Recorded
2020	477,359	381,154	92,308	950,821
2021	954,719	762,308	184,617	1,901,644
2022	954,719	762,308	184,617	1,901,644
2023	480,610	383,745	92,308	956,663
2024	6,501	5,183	-	11,684
2025 a 2027	19,505	15,548	-	35,053
2028 a 2029	16,254	12,957	-	29,211
Total	2,909,667	2,323,203	553,850	5,786,720

				Consolidated
				06/30/2020
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/Cofins	Recorded
2020	630,012	399,440	93,610	1,123,062
2021	1,131,309	794,601	187,219	2,113,129
2022	1,047,476	794,601	187,219	2,029,296
2023	578,992	400,277	93,609	1,072,878
2024	10,029	5,953	-	15,982
2025 a 2027	25,235	17,388	-	42,623
2028 a 2029	19,826	14,412	-	34,238
Total	3,442,879	2,426,672	561,657	6,431,208

c) Income Tax and Social Contribution

		Bank		Consolidated
	01/01 a 06/30/2020	01/01 a 06/30/2019	01/01 a 06/30/2020	01/01 a 06/30/2019
Income Before Taxes on Income and Profit Sharing	(7,195,087)	10,157,045	(6,229,762)	11,266,004
Profit Sharing (1)	(880,250)	(841,678)	(963,508)	(925,262)
Unrealized Income	-	-	59,868	16,261
Income Before Taxes	(8,075,337)	9,315,367	(7,133,402)	10,357,003
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (5)	3,633,902	(3,726,147)	3,210,031	(4,142,801)
Equity in Subsidiaries (2)	820,000	643,619	4,297	8,688
Nondeductible Expenses, Net of Non-Taxable Income	(8,806)	790,087	4,136	901,833
Exchange Variation - Foreign Branches	8,045,908	(202,412)	8,045,908	(202,412)
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	460,257	27,023	506,223	60,852
Interest on Capital	387,000	-	400,500	-
Effect of Change in Social Contribution (3)	-	-	172,894	53,743
Other Adjustments Social Contribution Taxes 5%	56,792	-	72,496	-
Other Adjustments, Including Profits Provided Abroad	623,162	24,110	649,387	(16,295)
Income and Social Contribution Taxes	14,018,215	(2,443,720)	13,065,872	(3,336,392)

(1)  The basis of calculation is the net income, after IR and CSLL.

(2)  As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3)  Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9% and 15%.

(4)  Increase in the CSLL rate, as of March 2020, for an indefinite period (Note 3.s).

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates two branchs, one in the Cayman Islands and one in Luxembourg, and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 13).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable or deductible to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income before Taxation" and in the caption "Income Taxes". Following are the effects of the operations carried out, as well as the total effect of the Currency Hedge for the period ended in June 30, 2020 and 2019:

R$	01/01 a 06/30/2020	01/01 a 06/30/2019
Financial Operations
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency	19,283,078	(554,543)
Result generated by derivative contracts used as hedge	(35,436,184)	967,148
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	705,715	(44,950)
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	15,447,391	(367,655)

d) Tax Expenses

		Bank		Consolidated
	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019

Cofins (Contribution for Social Security Financing) (1)	292,951	1,029,014	686,327	1,372,389
ISS (Tax on Services)	277,598	294,777	358,535	573,589
PIS (Tax on Revenue) (1)	47,605	163,160	121,395	231,878
Others (2)	100,852	105,951	128,667	148,203
Total	719,006	1,592,902	1,294,924	2,326,059

12.   Other Receivables – Other

		Bank		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Notes and Credits Receivable (Note 8.a)
Credit Cards	22,789,053	28,854,952	22,890,202	28,973,079
Receivables (1)	24,565,811	28,984,542	27,150,449	31,820,361
Escrow Deposits for:
Tax Claims	5,899,468	5,644,233	7,725,147	7,445,344
Labor Claims	2,316,689	2,022,832	2,534,861	2,208,429
Others - Civil	1,134,189	1,057,348	1,392,534	1,319,644
Contract Guarantees - Former Controlling Stockholders (Note 20.i) (2)	103,829	103,272	103,829	103,272
Recoverable Taxes	2,241,438	2,238,982	3,314,825	3,320,147
Reimbursable Payments	208,842	196,039	235,312	225,380
Salary Advances/Others	170,276	100,128	345,897	325,185
Employee Benefit Plan	258,385	283,046	318,027	346,422
Debtors for Purchase of Assets (Note 8.a)	682,440	653,347	743,030	713,936
Receivable from Affiliates	16,037	44,457	6,117	18,842
Others	1,610,279	1,284,510	3,762,708	3,015,028
Total	61,996,736	71,467,688	70,522,938	79,835,069

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

13.   Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade. It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Brazilian Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman Agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

Subsidiary:

Banco Santander has a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include (without eliminating transactions with related parties):

	Grand Cayman Branch (3)		Luxembourg Branch (3)		Santander Brasil EFC (3)
	06/30/2020	12/31/2019	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Assets	192,183,073	124,944,302	41,616,545	19,955,679	5,522,528	3,850,302
Current and Long-term Assets	192,183,073	124,944,302	41,616,208	19,955,392	5,522,528	3,850,302
Cash	11,073,896	3,205,293	2,313,416	162,231	1,810,578	319,152
Interbank Investments	46,204,839	34,116,739	2,537,631	1,941,192	3,076,950	2,582,385
Securities and Derivatives Financial Instruments	92,205,089	63,736,330	4,207,037	1,002,697	192,313	16,799
Lending Operations (1)	26,403,347	16,466,558	28,791,792	16,570,321	-	590,941
Foreign Exchange Portfolio	10,730,425	4,145,245	3,499,824	167,985	-	-
Others	5,565,477	3,274,137	266,508	110,966	442,687	341,025
Permanent Assets	-	-	337	287	-	-
Liabilities	192,183,073	124,944,302	41,616,545	19,955,679	5,522,528	3,850,302
Current and Long-term Liabilities	116,200,960	70,332,537	35,123,151	15,429,041	716,234	303,219
Deposits and Money Market Funding	30,018,067	10,798,572	3,876,748	2,469,606	40,432	29,766
Funds from Acceptance and Issuance of Securities	21,636,596	14,999,864	14,742,461	6,235,813	-	-
Debt Instruments Eligible to Compose Capital	13,822,241	10,175,961	-	-	-	-
Borrowings (2)	26,331,933	24,297,747	11,752,225	6,318,373	-	-
Foreign Exchange Portfolio	10,741,994	4,120,196	3,329,643	168,134	-	-
Others	13,650,129	5,940,197	1,422,074	237,115	675,802	273,453
Deferred Income	374	119	15,023	12,331	23	29
Stockholders' Equity	75,981,739	54,611,646	6,478,371	4,514,307	4,806,271	3,547,054

	01/01 a 06/30/2020	01/01 a 06/30/2019	01/01 a 06/30/2020	01/01 a 06/30/2019	01/01 a 06/30/2020	01/01 a 06/30/2019
Net Income	1,948,999	1,248,289	426,564	125,115	141,009	3,059

(1)  Refers mainly to lending and export financing operations.

(2)  Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3)  The functional currency is Real.

14.   Investments in Affiliates and Subsidiaries Subsidiary

						Bank
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	06/30/2020	01/01 a 06/30/2020	06/30/2020	12/31/2019	01/01 a 06/30/2020	01/01 a 06/30/2019
Controlled by Banco Santander
Santander Leasing	5,847,084	98,327	4,594,674	4,528,041	77,641	2,409
Banco Bandepe S.A.	5,309,645	35,067	5,309,645	5,277,643	35,067	146,169
Santander Brasil EFC	4,806,271	141,009	4,806,271	3,547,055	141,009	3,059
Santander Corretora de Seguros	3,309,369	309,650	3,309,369	3,002,236	309,650	203,540
Getnet S.A.	2,778,500	166,899	2,778,500	2,611,765	166,899	297,138
Goodwill on the acquisition of Getnet S.A. non controlling interest	-	-	1,021,170	1,080,439	-	-
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	1,589,146	33,557	1,570,610	1,322,052	33,557	17,659
Aymoré CFI	1,376,229	400,744	1,376,229	937,539	400,744	617,715
Sancap	1,055,843	59,585	1,037,460	1,040,469	58,700	113,260
Banco Olé Consignado (1)	1,751,094	257,299	1,050,656	926,278	154,380	-
Bosan S.A.	700,625	95,350	700,625	-	95,350	-
Goodwill on the acquisition of Bosan S.A. non controlling interest	-	-	560,250	-	-	-
Santander CCVM	697,059	51,750	697,057	646,400	51,750	41,795
Banco RCI Brasil S.A.	1,335,711	99,949	532,827	524,503	39,871	37,280
Santander Brasil Consórcio	534,517	109,560	534,517	424,956	109,560	96,622
Others (2)	1,420,240	111,834	1,179,624	941,417	148,045	32,401
Total	-	-	31,059,484	26,810,793	1,822,223	1,609,047

						Consolidated
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	06/30/2020	01/01 a 06/30/2020	06/30/2020	12/31/2019	01/01 a 06/30/2020	01/01 a 06/30/2019
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	516,754	25,874	98,080	94,155	4,911	4,057
Gestora de Crédito	193,309	(45,410)	38,662	47,744	(9,080)	(3,656)
Webmotors S.A.	191,088	21,529	133,762	126,440	15,070	19,892
Norchem Holdings	97,485	(225)	21,203	21,252	(49)	283
Cibrasec (3)	-	-	-	-	-	75
Norchem Participações	42,694	534	21,347	21,080	267	590
EBP	11,525	148	1,280	3,889	16	56
Santander Auto	33,341	(3,376)	16,670	12,374	(1,689)	89
Hyundai Corretora de Seguros Ltda.	1,825	(43)	913	934	(21)	-
PSA Corretora	1,327	247	664	540	123	229
Goodwill on the acquisition of 100% of Santander Brasil Tecnologia S.A.			255	255	-	105
Campo Grande Empreendimentos Ltda.			5,010	5,010	-	-
Others (2)			-	1	-	-
Total			337,846	333,674	9,548	21,720

(1) On January 31, 2020, the purchase of the minority stake in Banco Olé Consignado SA was completed, thus, the Bank became, directly and indirectly, holder of 100% of the shares of Banco Olé (Note 2.cb).

(2) Comprised mainly of the goodwill portion allocated to Webmotors.

(3) On July 24, 2019, Banco Santander sold its entire stake in CIBRASEC - Companhia Brasileira de Securitização (“CIBRASEC”), corresponding to 4,000 common shares and 50 preferred shares, to ISEC Securitizadora SA for the amount of R$9,846. Due to the closing of the transaction, Banco Santander is no longer a shareholder of CIBRASEC.

15.   Fixed Assets

				Bank
			06/30/2020	12/31/2019
	Cost	Depreciation	Net	Net
Real Estate	2,461,079	(825,641)	1,635,438	1,673,270
Land	646,980	-	646,980	651,442
Buildings	1,814,099	(825,641)	988,458	1,021,828
Others Fixed Assets	12,228,097	(7,725,746)	4,502,350	4,540,898
Installations, Furniture and Equipment	4,602,670	(2,619,956)	1,982,714	1,983,667
Data Processing Equipment	2,235,092	(1,375,829)	859,263	644,890
Leasehold Improvements	4,213,033	(2,841,926)	1,371,107	1,472,669
Security and Communication Equipment	843,435	(641,749)	201,686	222,998
Others	333,866	(246,285)	87,581	216,674
Total	14,689,176	(8,551,388)	6,137,788	6,214,168

				Consolidated
			06/30/2020	12/31/2019
	Cost	Depreciation	Net	Net
Real Estate	2,765,241	(873,880)	1,891,361	1,924,457
Land	722,299	-	722,299	718,846
Buildings	2,042,942	(873,880)	1,169,062	1,205,611
Others Fixed Assets	13,900,083	(8,753,968)	5,146,115	5,256,631
Installations, Furniture and Equipment	4,712,974	(2,646,779)	2,066,195	2,057,422
Data Processing Equipment	2,500,004	(1,490,023)	1,009,981	766,320
Leasehold Improvements	4,287,497	(2,899,381)	1,388,116	1,492,137
Security and Communication Equipment	2,036,518	(1,461,281)	575,237	694,409
Others	363,090	(256,504)	106,586	246,343
Total	16,665,324	(9,627,848)	7,037,476	7,181,088

16.   Intangibles

				Bank
			06/30/2020	12/31/2019
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,481,816	(26,231,685)	250,130	274,745
Other Intangible Assets	9,201,418	(5,115,925)	4,085,493	3,777,511
Acquisition and Development of Software	5,197.447	(3,264,408)	1,933,093	1,851,076
Exclusivity Contracts for Provision of Banking Services	3,426,001	(1,624,039)	1,801,962	1,926,342
Others	577,.970	(227,478)	350,492	93
Total	35,683,234	(31,347,610)	4,335,603	4,052,256

				Consolidated
			06/30/2020	12/31/2019
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	29,489,764	(27,492,074)	1,997,691	1,611,812
Other Intangible Assets	9,901,248	(5,569,253)	4,331,996	4,100,986
Acquisition and Development of Software	5,806,527	(3,647,100)	2,159,427	2,118,798
Exclusivity Contracts for Provision of Banking Services	3,426,001	(1,624,039)	1,801,962	1,926,342
Others	668,720	(298,113)	370,607	55,846
Total	39,391,012	(33,061,326)	6,329,686	5,712,798

(*) For the quarter ended June 30, 2020, there was no impairment.

In January 2020, Banco Santander acquired the remaining stake in Banco Olé Consignado, in the amount of R$1,608 million. The purchase generated goodwill of R$982 million, to be deferred over 5 years. In June, the PPA was concluded to allocate this goodwill, in which two new intangible assets were identified, in the amount of R$371 million and a useful life of up to 6 years.

17.   Funding

a) Opening of Equity Accounts

						Bank
					06/30/2020	12/31/2019
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	95,481,774	72,305,793	110,767,571	82,702,988	361,258,126	246,950,548
Demand Deposits	39,646,518	-	-	-	39,646,518	29,392,188
Savings Deposits	55,755,637	-	-	-	55,755,637	49,039,857
Interbank Deposits	-	3,463,253	2,819,202	203,091	6,485,546	4,673,772
Time Deposits (1)	79,617	68,842,540	107,948,369	82,499,897	259,370,423	191,106,349
Money Market Funding	-	99,578,986	8,883,593	22,424,799	130,887,378	129,632,447
Own Portfolio	-	82,291,445	4,481,671	271,173	87,044,289	97,387,683
Government Securities	-	71,977,831	4,471,225	271,173	76,720,229	87,881,427
Debt Securities in Issue	-	9,526	-	-	9,526	86,595
Others	-	10,304,088	10,446	-	10,314,534	9,419,661
Third Parties	-	17,287,541	-	-	17,287,541	8,743,348
Linked to Trading Portfolio Operations	-	-	4,401,922	22,153,626	26,555,548	23,501,416
Funds from Acceptance and Issuance of Securities	-	12,799,404	36,784,943	49,982,008	99,566,355	91,579,368
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	9,648,441	23,393,143	29,741,048	62,782,632	68,716,278
Real Estate Credit Notes - LCI (2)	-	2,569,422	8,085,326	16,353,666	27,008,414	24,995,265
Agribusiness Credit Notes - LCA	-	2,447,054	7,107,217	5,868,496	15,422,767	14,776,877
Treasury Bills - LF (3)	-	4,631,965	8,200,600	6,136,460	18,969,025	27,587,340
Guaranteed Real Estate Credit Notes - LIG (4)(5)	-	-	-	1,382,426	1,382,426	1,356,796
Securities Issued Abroad	-	1,978,178	11,899,728	19,209,416	33,087,322	19,419,513
Funding by Structured Operations Certificates	-	1,172,785	1,391,878	1,031,544	3,596,207	3,443,577
Borrowings and Onlendings	-	21,075,440	38,304,353	9,122,267	68,502,060	57,413,704
Foreign Borrowings	-	19,296,706	35,877,731	1,260,306	56,434,743	45,659,127
Import and Export Financing Lines	-	11,682,720	23,387,440	657,313	35,727,473	31,794,109
Other Credit Lines	-	7,613,986	12,490,291	602,993	20,707,270	13,865,018
Domestic Onlendings	-	1,778,734	2,426,622	7,861,961	12,067,317	11,754,577
Total	95,481,774	205,759,623	194,740,460	164,232,062	660,213,919	525,576,067

						Consolidated
					06/30/2020	12/31/2019
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	95,331,935	71,533,757	108,552,506	82,643,110	358,061,308	272,927,991
Demand Deposits	39,496,679	-	-	-	39,496,679	29,107,534
Savings Deposits	55,755,637	-	-	-	55,755,637	49,039,857
Interbank Deposits	-	2,646,509	2,672,873	624,018	5,943,400	4,299,290
Time Deposits (1)	79,617	68,887,248	105,879,633	82,019,092	256,865,590	190,344,470
Other Deposits	2	-	-	-	2	136,840
Money Market Funding	-	93,611,829	8,883,593	22,424,799	124,920,221	123,940,990
Own Portfolio	-	78,324,287	4,481,671	271,173	83,077,131	91,696,225
Government Securities	-	68,010,673	4,471,224	271,173	72,753,070	82,189,969
Debt Securities in Issue	-	9,526	-	-	9,526	86,595
Others	-	10,304,088	10,447	-	10,314,535	9,419,661
Third Parties	-	15,287,542	-	-	15,287,542	8,743,348
Linked to Trading Portfolio Operations	-	-	4,401,922	22,153,626	26,555,548	23,501,417
Funds from Acceptance and Issuance of Securities	-	12,827,643	28,433,337	40,569,621	81,830,601	85,962,615
Exchange Acceptances	-	29,484	318,294	748,542	1,096,320	1,591,753
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	9,648,441	24,043,546	32,564,158	66,256,145	72,211,903
Real Estate Credit Notes - LCI (2)	-	2,569,422	8,085,326	16,353,666	27,008,414	24,995,265
Agribusiness Credit Notes - LCA	-	2,447,054	7,107,217	5,868,496	15,422,767	14,776,877
Treasury Bills - LF (3)	-	4,631,965	8,851,003	8,959,570	22,442,538	31,082,965
Guaranteed Real Estate Credit Notes - LIG (4) (5)	-	-	-	1,382,426	1,382,426	1,356,796
Securities Issued Abroad	-	1,976,933	2,679,619	6,225,377	10,881,929	8,715,382
Funding by Structured Operations Certificates	-	1,172,785	1,391,878	1,031,544	3,596,207	3,443,577
Borrowings and Onlendings	-	18,007,794	38,318,313	9,153,994	65,480,101	54,879,561
Domestic Borrowings	-	8,454	13,960	31,727	54,141	47,388
Foreign Borrowings	-	16,220,606	35,877,731	1,260,306	53,358,643	43,077,596
Import and Export Financing Lines	-	11,682,720	23,387,440	657,313	35,727,473	31,794,109
Other Credit Lines	-	4,537,886	12,490,291	602,993	17,631,170	11,283,487
Domestic Onlendings	-	1,778,734	2,426,622	7,861,961	12,067,317	11,754,577
Total	95,331,935	195,981,023	184,187,749	154,791,524	630,292,231	537,711,157

(1) Consider the maturities established in the respective applications, with the possibility of immediate withdrawal, in advance of their maturity.

(2) Letters of real estate credit are fixed income securities backed by real estate credits and guaranteed by mortgage or fiduciary alienation of real estate. As of June 30, 2020 and December 31, 2019, they have a maturity between 2020 and 2026.

(3) The main characteristics of the financial bills are a minimum term of two years, a minimum nominal value of R$50 and an early redemption permit of only 5% of the amount issued. As of June 30, 2020 and December 31, 2019, they have a maturity between 2020 and 2025.

(4) Guaranteed Real Estate Bills are fixed income securities backed by real estate credits guaranteed by the issuer and a pool of real estate credits apart from the other assets of the issuer. As of June 30, 2020, they have a term between 2020 and 2023 (12/31/2019 - with a maturity between 2021 and 2022).

(5) Funding made under the Special Compulsory Liquidity line under Resolution 4,795/20.

					Bank		Consolidated
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Eurobonds	2017	2020	BRL	6,9% to 10,0%	9,818	929,042	9,818	929,042
Eurobonds	2017	2021	BRL	4.4%	17,113	63,181	17,113	63,181
Eurobonds	2017	2024	USD	2,4% a 10,0%	903,468	664,996	903,468	664,996
Eurobonds	2018	2020	USD	6,6% to 6,7%	-	37,476	-	37,476
Eurobonds	2018	2020	USD	1,1% to 4,0%	-	35,438	-	35,438
Eurobonds	2018	2024	USD	6,6% a 6,7%	1,711,977	1,260,099	1,711,977	1,260,099
Eurobonds	2018	2025	USD	1,1% to 4,0%	1,946,507	1,427,601	1,946,507	1,427,601
Eurobonds	2019	2020	USD	0% a 4,4%	3,104,663	7,563,963	3,104,663	3,556,724
Eurobonds	2019	2027	USD	CDI + 6,4%	25,374,910	7,424,010	3,169,517	727,118
Outros					18,866	13,707	18,866	13,707
Total					33,087,322	19,419,513	10,881,929	8,715,382

At the Bank and Consolidated, the export and import financing lines are funds raised from financial institutions abroad, intended for investment in commercial exchange operations, related to discounting export bills and pre-financing for export and import, whose maturities are up to the year 2024 (12/31/2019 - until the year 2023) and are subject to financial charges, corresponding to the exchange variation plus interest that vary from 0.2% pa to 6.63% p.a (12/31/2019 - from 0,28% p.a. to 3,8% p.a).

Country onlending obligations - official institutions incur financial charges corresponding to TJLP, exchange variation of the BNDES currency basket or exchange variation of the US dollar, plus interest, in accordance with the operational policies of the BNDES System.

b) Opening profit and loss accounts

		Bank		Consolidated
	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019

Time Deposits (1) (2)	8,844,469	4,208,020	9,299,917	4,230,789
Savings Deposits	794,664	1,056,399	794,664	1,056,399
Interbank Deposits	100,920	258,159	125,175	105,572
Money Market Funding	4,278,896	5,557,542	4,212,865	5,401,585
Upgrade and Provisions Interest and Pension Plans and Capitalization	-	-	66,603	62,696
Acceptance and Issuance of Securities	26,265,641	2,395,139	26,332,948	2,514,675
Others (3)	334,545	649,397	361,686	678,861
Total	40,619,135	14,124,656	41,193,858	14,050,577

(1) In the Bank and in the Consolidated, it includes the registration of interest in the amount of R$435,486 (2019 - R$318,568), referring to the issuance of Level I and II Eligible Debt Instrument (Note 18).

(2) Includes exchange variation expense of R$1,839,403 in the Bank and Consolidated (2019 - exchange variation expense of R$543,210 in the Bank and Consolidated).

(3) In 2019, it includes an exchange variation expense in the amount of R$ 151,561 in the Bank and in the Consolidated.

18.   Debt Instruments Eligible to Capital

The details of the balance of the item Debt Instruments Eligible to Capital referring to the issuance of equity instruments to compose Level I and Level II of the PR due to the Capital Optimization Plan, are as follows:

					Bank/Consolidated
					06/30/2020	12/31/2019
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (1)	Total	Total
Tier I (2)	November - 18	No Maturity (Perpetual)	$1.250	7.25%	6,916,683	5,092,153
Tier II (2)	November - 18	November - 28	$1.250	6.13%	6,905,559	5,083,808
Total					13,822,242	10,175,961

(1) Interest paid semi-annually, as of May 8, 2020.

(2) The issues were made through the Cayman Agency and there is no incidence of Income Tax at Source.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

19.   Other Payables – Other

		Bank		Consolidated
	6/30/2020	12/31/2019	6/30/2020	12/31/2019
Provision Technical for Capitalization Operations	-	-	2,672,509	2,402,614
Provision Technical for Pension Operations (3)	-	-	1,861,737	1,901,721
Payables for Credit Cards	22,273,086	27,526,591	29,708,460	36,188,873
Provision for Tax Risks and Legal Obligations (Note 20.b)	4,376,363	4,346,769	6,672,467	6,630,722
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 20.b)	6,426,815	6,179,885	6,974,044	6,739,989
Provision for Financial Guarantees (Note 19.a)	-	166,105	-	166,105
Employee Benefit Plans (Note 30)	3,649,274	4,901,691	3,699,232	4,956,851
Payables for Acquisition of Assets and Rights	23,849	23,034	23,849	23,034
Reserve for Tax Contingencies - Responsibility of Former Controllers (Note 20.i) (2)	102,977	102,482	102,977	102,482
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 20.i) (b)	852	791	852	792
Accrued Liabilities
Personnel Expenses	1,490,289	1,697,771	1,711,268	1,960,884
Administrative Expenses	360,781	388,954	529,214	593,593
Others Payments	27,324	40,179	90,700	135,235
Creditors for Unreleased Funds	951,622	1,188,637	951,622	1,188,637
Provision of Payment Services	563,134	580,988	563,134	580,988
Suppliers	739,321	437,208	1,162,086	1,242,839
Others (1)	8,249,043	6,088,000	11,867,908	9,571,479
Total	49,234,730	53,669,085	68,592,059	74,386,838
(1) Includes impacts of the exchange variation referring to Notes.

(2) In the first half of 2019, the Bank entered into an agreement with a former controller where the registered obligations became the responsibility of the Bank, with no impact on results (Notes 19 and 20.i).

(3) In June 2020, the Bank reassessed its actuarial obligations related to the supplementary retirement plans (Banesprev II, Banesprev V and Banesprev Pré-75) and the other post-employment health and dental care plans due to a significant fluctuation in the interest rates occurred since the last revaluation, in March 2020. With this remeasurement, there was a gross reduction in actuarial obligations in the amount of R$977,488 in the Bank and R$988,128 in the Consolidated, as a contra entry to Equity Valuation Adjustments - Shareholders' Equity.

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk. It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability. After this evaluation, the operations are classified according to the provisioning ratings, having as reference the CMN Resolution nº 2,682/1999. Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of CMN Resolution nº 4,512/2016.

				Bank/Consolidated
		06/30/2020		12/31/2019
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	542,766	5,447	439,507	3,017
Linked to Bids, Auctions, Provision of Services or Execution of Works	5,013,880	6,391	5,243,996	4,426
Linked to the Supply of Goods	1,387,605	1,658	1,488,371	2,602
Linked to the Distribution of Securities by Public Offer	-	-	340,000	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	12,119,057	105,888	12,934,282	107,231
Other Guarantees	403,494	1,945	276,506	1,334
Other Bank Guarantees	14,504,452	31,543	13,944,007	37,585
Other Financial Guarantees	5,233,431	35,373	3,600,051	9,910
Total	39,204,685	188,245	38,266,720	166,105

Changes in Allowances for Financial Guarantees

		Bank/Consolidated
	01/01 a 06/30/2020	01/01 a 06/30/2019
Balance at Beginning	166,105	201,410
Constitution (Note 29)	30,498	3,441
Reversal (1) (Note 29)	(8,358)	(28,923)
Balance at End	188,245	175,928

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

20.   Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on June 30, 2020 and December 31, 2019, no contingent assets were registered (Note 3).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Reserve for Tax Contingencies and Legal Obligations	4,376,363	4,346,769	6,672,467	6,630,722
Accrual for Legal and Administrative Proceedings - Labor and Civil	6,426,815	6,179,885	6,974,044	6,739,989
Labor	3,360,140	3,216,008	3,652,320	3,517,432
Civil	3,066,675	2,963,877	3,321,724	3,222,557
Total	10,803,178	10,526,654	13,646,511	13,370,710

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 a 06/30/2020			01/01 a 12/31/2019
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,346,768	3,216,008	2,963,877	4,079,141	3,543,801	3,144,599
Recognition Net of Reversal (1) (3)	(12,478)	513,953	192,461	190,028	1,082,166	312,423
Inflation Adjustment	53,925	19,804	124,490	139,412	80,637	261,528
Write-offs Due to Payment	(11,852)	(389,625)	(214,153)	(61,812)	(1,490,596)	(754,674)
Balance at End	4,376,363	3,360,140	3,066,675	4,346,769	3,216,008	2,963,877
Escrow Deposits - Other Receivables	1,621,903	1,183,226	660,089	1,580,209	1,074,497	621,366
Escrow Deposits - Securities	10,022	18,876	18,098	10,630	17,913	24,441
Total Escrow Deposits (2)	1,631,925	1,202,102	678,187	1,590,839	1,092,410	645,807

						Consolidated
			01/01 a 06/30/2020			01/01 a 12/31/2019
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,630,722	3,517,432	3,222,557	6,294,007	3,829,975	3,401,483
Recognition Net of Reversal (1) (3)	(20,283)	534,785	274,091	197,158	1,137,392	491,755
Inflation Adjustment	79,085	23,353	126,724	217,949	102,247	266,496
Write-offs Due to Payment	(17,057)	(423,250)	(301,648)	(78,393)	(1,552,183)	(937,177)
Balance at End	6,672,467	3,652,320	3,321,724	6,630,721	3,517,431	3,222,556
Escrow Deposits - Other Receivables	2,605,570	1,286,718	668,416	2,552,068	1,161,209	629,088
Escrow Deposits - Securities	10,932	18,876	18,098	11,488	17,913	24,441
Total Escrow Deposits (2)	2,616,502	1,305,594	686,514	2,563,556	1,179,122	653,528

(1) Tax risks include the constitution of provisions for taxes related to judicial and administrative proceedings and legal obligations, recorded in tax expenses, other operating income and other operating expenses and income tax and social contribution.

(2) Refer to the amounts of deposits in guarantees, limited to the amount of the provision and do not include deposits in guarantee related to possible and/or remote contingencies and appeal deposits.

(3) In the first half of 2019, the Bank entered into an agreement with a former controller where the registered obligations became the Bank's responsibility, with no impact on the result (Notes 19 and 20.i).

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount in risk of lawsuits who’s the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and Cofins - R$1,923,310 in the Bank and R$3,809,318 in the Consolidated (12/31/2019 - R$1,903,369 in the Bank and R$3,769,611 in the Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$919,496 (12/31/2019 - R$906,355) at the Bank and Consolidated: in May 2003, the Brazilian Federal Revenue Service issued an infraction notice at Santander Distribuidora de Titulos e Valores Mobiliários Ltda. (Santander DTVM) and another auto at Banco Santander (Brasil) SA The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. In June 2015, defenses were assessed with unfavorable decisions at the administrative level (CARF). On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. This lawsuit was ruled groundless and is currently awaiting judgment by the Regional Federal Court (TRF 3). Based on the legal advisors' assessment, a provision was set up to cover the loss considered probable in the lawsuit.

National Social Security Institute (INSS) - R$286,863 in the Bank and R$286,871 in the Consolidated (12/31/2019 - R$282,046 in the Bank and R$282,053 in the Consolidated): Banco Santander and the subsidiaries discuss the collection of administrative and judicial claims social security and education salary contributions on various amounts that, according to the opinion of legal advisors, do not have a salary nature.

Services Tax (ISS) - Financial Institutions - R$209,655 in the Bank and R$236,965 in the Consolidated (12/31/2019 - R$208,561 in the Bank and R$224,631 in the Consolidated): Banco Santander and the subsidiaries discuss the requirement administratively and judicially , by several municipalities, the payment of ISS on various revenues arising from operations that are not usually classified as service provision. In addition, other actions involving ISS, classified as possible loss risk, are described in note 20.h.

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Former Banespa employees. Action distributed in 1998 by the Banespa Retired Association (AFABESP) requiring the payment of a semiannual bonus provided for in the Banespa regulations, according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. management or, alternatively, PLR, to retired employees of the extinct Banco do Estado de São Paulo SA - Banespa, hired until May 22, 1975. The bonus was not paid in 1994 and 1995 because the bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. The aforementioned clause was excluded from the regulation in 2001. The lawsuit was upheld by the Superior Labor Court. The Bank filed the appropriate funds with the STF, which, due to a monocratic decision, dismissed the appeal. A rescissory action was brought to dismiss the decision of the main action and suspend execution. There is a preliminary injunction in force that authorizes the execution of necessary enforcement acts to proceed with the execution until the attachment, however, any acts of seizure of assets or blocking of cash are prohibited until the judgment of the rescission action.

As of June 30, 2020, the case is classified as a probable loss and the provision was recorded based on the estimated loss.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

Banco Santander is also a party to public civil actions on the same matter, filed by consumer protection entities, the Public Ministry or Public Defenders. The provision is set up only for cases with probable risk, based on requests for individual executions. The matter is still under analysis in the STF, with the suspension of all appeals having been determined, excluding processes that have not yet been ruled or are in final execution. There is jurisprudence in the STF in favor of banks regarding an economic phenomenon similar to that of savings, as in the case of the correction of time deposits (CDBs) and the corrections applied to contracts (tablita).

However, the STF's jurisprudence has not yet been consolidated on the constitutionality of the rules that changed Brazil's monetary standard. On April 14, 2010, the Supreme Court of Justice (STJ) decided that the deadline for filing public civil actions that discuss the purges is 5 years from the date of the plans, but this decision has not yet been decided. Thus, with this decision, most of the actions, as they were proposed after the 5-year period, will probably be dismissed, reducing the amounts involved. The STJ also decided that the deadline for individual savers to qualify for Public Civil Actions is also 5 years, counted from the final judgment of the respective sentence. Banco Santander believes in the success of the arguments defended before these courts for their content and foundation.

At the end of 2017, the Attorney General's Office (AGU), Bacen, the Consumer Protection Institute (Idec), the Brazilian Savers Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to close the legal disputes over the Economic Plans.

The discussions focused on defining the amount that would be paid to each author according to the balance in the booklet on the date of the plan. The total amount of payments will depend on the number of members, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indexes. The agreement term negotiated between the parties was approved by the STF.

In a decision issued by the STF, there was a national suspension of all cases that deal with the issue for the duration of the agreement, except for cases in final compliance with the sentence.

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. Such extension has a term of 5 years. The approval of the terms of the additive occurred on June 3, 2020.

Management considers that the provisions set up are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$27,316 million in Consolidated, being the main lawsuits as follow:

INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2020, the amounts related to these proceedings totaled approximately R$5,575 million.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On June 30, 2020, the amounts related to these proceedings totaled approximately R$3,496 million.

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On June 30, 2020, the amounts related to these proceedings totaled approximately R$4,801 million.

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On June 30, 2020, the balance was approximately R$1,432 million.

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of June 30, 2020, the amount related to this claim is approximately R$612 million.

Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of June 30, 2020, the amount was R$1,066 million.

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On June 30, 2020, the amounts related to these proceedings totaled approximately R$642 million.

IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder.  As of June 30, 2020, the amount related to this lawsuit is approximately R$402 million.

The labor claims with classification of loss risk as possible totaled R$134 million in Consolidated, excluding the lawsuits below:

Readjustment of Banesprev retirement complements by the IGPDI -lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$2,055 million in Consolidated, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$102,977, R$213 and R$639 (12/31/2019 - R$102,481, R$213 e R$578) in the Consolidated, respectively, recorded in other obligations - miscellaneous (Note 19) under the responsibility of the former controlling shareholders of banks and acquired companies. Based on the contracts signed, these actions are guaranteed full reimbursement by the former controlling shareholders, whose respective rights were accounted for in other credits - miscellaneous (Note 12).

21.   Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Thousands of Shares
			06/30/2020			12/31/2019
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	112,276	137,995	250,271	90,069	115,785	205,854
Foreign Residents	3,706,419	3,541,841	7,248,260	3,728,626	3,564,051	7,292,677
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(18,871)	(18,871)	(37,742)	(16,702)	(16,702)	(33,404)
Total Outstanding	3,799,824	3,660,965	7,460,789	3,801,993	3,663,134	7,465,127

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on: (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

CMN Resolution nº 4,820, of May 29, 2020, prohibits the institutions authorized to operate by the Central Bank of Brazil to pay interest on own capital and dividends above the mandatory minimum established in the bylaws, including in advance, until December 31 December 2020. The rule also prohibits the reduction of share capital, except in specific situations and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council.

The following distribution of dividends and interest on capital made on June 30, 2020 and December 31, 2019.

							06/30/2020
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1)(2)	890,000	113.7129	125.0842	238.7972	96.6560	106.3216	202.9776
Total	890,000

(1) Deliberated by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any monetary restatement.

(2) They were fully imputed to the minimum mandatory dividends to be distributed by the Bank for the fiscal year 2020.

							12/31/2019
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Interest on Capital (1) (6)	1,000,000	127.5853	140.3438	267.9291	108.4475	119.2922	227.7397
Interest on Capital (2) (6)	1,000,000	127.6399	140.4039	268.0438	108.4939	119.3433	227.8372
Interest on Capital (3) (6)	1,000,000	127.6610	140.4271	268.0881	108.5119	119.3631	227.8750
Interest on Capital (4) (6)	1,010,000	128.9673	141.8641	270.8314	109.6222	120.5844	230.2066
Interim Dividends (5) (6)	6,790,000	867.0180	953.7197	1,820.7377	-	-	-
Total	10,800,000

(1) Deliberated by the Board of Directors on March 29, 2019, paid on May 28, 2019, without any monetary restatement.

(2) Deliberated by the Board of Directors on June 28, 2019, paid on July 31, 2019, without any monetary restatement.

(3) Deliberated by the Board of Directors on September 30, 2019, paid on October 30, 2019, without any monetary restatement.

(4) Deliberated by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any monetary restatement.

(5) Deliberated by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any monetary restatement.

(6) The amount of interest on own capital and interim dividends was fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2019.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase; or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration.

d) Treasury Shares

In the meeting held on November 1, 2019, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 5, 2019, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,256,072 Units, representing 37,256,072 common shares and 37,256,072 preferred shares, which, on December 31, 2019, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2019, the Bank held 15,843,587 common shares and 15,843,587 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 5, 2019, and will expire on November 4, 2020.

		Bank/Consolidated
		Shares in Thousands
	06/30/2020	12/31/2019
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	16,702	13,317
Shares Acquisitions	5,052	6,465
Payment - Share-Based Compensation	(2,883)	(3,080)
Treasury Shares at Beginning of the Period	18,871	16,702
Subtotal - Treasury Shares in Thousands of Reais	$790,737	$679,364
Issuance Cost in Thousands of Reais	$1,771	$1,771
Balance of Treasury Shares in Thousands of Reais	$792,508	$681,135

Cost/Share Price	Units	Units
Minimum Cost	$7.55	$7.55
Weighted Average Cost	$33.23	$32.10
Maximum Cost	$49.55	$49.55
Share Price	$25.50	$42.60

(*) Considering since the beginning of operations on the stock exchange.

e) Minority Interest

	Stockholders’ Equity		Non Controlling Interest
	06/30/2020	12/31/2019	01/01 a 06/30/2020	01/01 a 06/30/2019
Banco RCI Brasil S.A. (Note 2.b)	802,884	790,340	(60,078)	(56,175)
Banco Hyundai Capital Brasil S.A.	156,817	148,589	(8,229)	1,173
Banco PSA (Note 2.b)	136,434	131,222	(5,212)	(7,717)
Rojo Entretenimento S.A.	7,210	7,245	35	(64)
Santander Leasing (Note 2.b)	-	447	444	-
Olé Consignado (Note 2.b)	-	617,518	-	(100,304)
FI RN Brasil - Financiamento de Veículos (1)	-	-	-	(6,951)
Getnet S.A. (Note 2.c)	-	-	-	(3,962)
FI Direitos Creditórios RCI Brasil I (1)	-	-	-	(4,117)
Return Capital Serviços de Recuperação de Créditos S.A. (Note 2.c)	-	-	-	(1,061)
Total	1,103,345	1,695,361	(73,040)	(179,178)

(1) Investment funds closed during 2019.

22.   Related Parties

a) Key Management Personnel Compensation

The Bank's Board of Directors' Meeting held on March 26, 2020 approved, in accordance with the favorable recommendation of the Compensation Committee, the proposal for the maximum global compensation for the Directors (Board of Directors and Executive Board) for the year 2020, in the amount up to R$400,000,000 (four hundred million reals), covering fixed, variable and share-based compensation and other benefits. The proposal was the subject of a resolution at the Annual General Meeting (AGM) to be held on April 30, 2020.

a.1) Long Term Benefits

The Bank, as well as Banco Santander Espanha, as well as other subsidiaries of the Santander Group in the world, has long-term remuneration programs linked to the performance of the market price of its shares, based on the achievement of goals (Note 30.b).

a.2) Short Term Benefits

The following table shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the period ended June 30, 2020 and 2019, by Banco Santander and its subsidiaries to their Directors for the positions they hold Banco Santander and other companies of the Santander Conglomerate.

The amounts related to the Variable and Share-Based Compensation will be paid in the subsequent periods.

	01/01 a 06/30/2020	01/01 a 06/30/2019
Fixed Compensation	45,633	45,678
Variable Compensation - in cash	60,187	51,558
Variable Compensation - in shares	48,574	58,876
Others	23,160	19,933
Total Short-Term Benefits	177,554	176,047
Variable Compensation - in cash	77,983	67,569
Variable Compensation - in shares	56,145	76,875
Total Long-Term Benefits	134,128	144,444
Total	311,682	320,491

(*) The table includes the balance of deferred variable remuneration from previous years, duly accounted for in the respective years of competence.

Additionally, in the second quarter of 2020, charges on Management's remuneration were paid in the amount of R$15,037 (2019 - R$35,128).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation and its benefits will be discontinued.

c) Lending Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6 and 7 of CMN Resolution nº 4,693/18, article 34 of Law 6,404/76 "Law of Corporations" and the Policy for Transactions with Related Parties of Santander published on the Investor Relations website, being considered related parties:

(1)            its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

(2)            its directors and members of statutory or contractual bodies;

(3)            in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

(4)            natural persons with qualified equity interest in their capital;

(5)            corporate entities with qualified equity interest in their capital;

(6)            legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

(7)            legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

(8)            legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
						06/30/2020
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,725	0.1%	2,734	0.1%	5,459	0.1%
Directors (*)	5,020	0.1%	5,020	0.1%	10,040	0.1%
Others	352,859	9.2%	380,654	10.3%	733,513	9.8%
Total Outstanding	3,799,824	99.5%	3,660,965	99.5%	7,460,789	99.5%
Treasury Shares	18,871	0.5%	18,871	0.5%	37,742	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,583	9.3%	383,387	10.4%	738,970	9.9%

						Shares in Thousands
						12/31/2019
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,526	0.1%	2,533	0.1%	5,059	0.1%
Directors (*)	4,525	0.1%	4,525	0.1%	9,050	0.1%
Others	355,722	9.3%	383,519	10.4%	739,241	9.9%
Total Outstanding	3,801,993	99.6%	3,663,134	99.6%	7,465,127	99.6%
Treasury Shares	16,702	0.4%	16,702	0.4%	33,404	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	358,248	9.4%	386,053	10.5%	744,301	9.9%

(1)  Companies of the Santander Spain Group.

(2)  Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions included in the policy are carried out in view of the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The envisaged rules are also applied to all employees and managers of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are carried out in the normal course of business and under conditions of exchange, including interest rates, terms and guarantees, and do not involve risks greater than the normal collection or have other disadvantages.

				Bank				Consolidated
	Assets	Income	Assets	Income	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
	06/30/2020	01/01 a 06/30/2020	12/31/2019	01/01 a 06/30/2019	06/30/2020	01/01 a 06/30/2020	12/31/2019	01/01 a 06/30/2019
Cash	475,087	-	840,686	-	2,285,664	-	1,106,373	-
Banco Santander Espanha (2)	432,720	-	770,425	-	2,243,297	-	1,089,578	-
Others	42,367	-	70,261	-	42,367	-	16,795	-
Interbank Investments	90,045,302	2,166,942	76,904,602	2,279,350	2,557,292	7,904	4,111,489	62,506
Aymoré CFI (3)	43,496,304	1,228,843	42,683,530	1,519,557	-	-	-	-
Banco Santander Espanha (1) (2)	2,557,292	7,876	4,111,489	62,404	2,557,292	7,904	4,111,489	62,506
Banco PSA	1,054,686	1,725	-	46,082	-	-	-	-
Banco RCI Brasil S.A	4,062,278	103,524	4,314,399	99,206	-	-	-	-
Bandepe(3)	23,368,728	292,099	10,051,166	43,993	-	-	-	-
Olé Consignado (3)	13,517,163	480,182	12,412,492	507,836	-	-	-	-
Others	1,988,851	52,693	3,331,526	272	-	-	-	-
Securities	332,438	6,518	375,377	10,950	-	-	-	-
Santander Leasing (3)	332,438	6,518	375,377	10,950	-	-	-	-
Derivatives Financial Instruments - Net	(2,675,414)	1,235,757	(1,004,057)	(469,295)	(3,053,701)	(1,823,457)	(1,172,059)	(402,501)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(152,724)	(544,108)	(113,931)	27,021	(152,473)	(544,108)	(113,931)	27,021
Banco Santander Espanha (2)	(2,906,226)	(1,207,616)	(1,026,552)	(400,021)	(2,901,228)	(1,279,487)	(1,058,128)	(429,565)
Santander FI Amazonas (3)	-	-	-	35,205	-	-	-	-
Santander FI Hedge Strategies (3) (Nota 2)	1,160,914	1,373,287	255,838	1,008	-	-	-	-
Getnet S.A.	-	-	-	(4,547)	-	-	-	-
Santander Hermes Multi Créd Priv Infra Fundo de Invest	-	-	-	102,921	-	-	-	-
Santander FI Diamantina (3)	(845,106)	1,465,516	(201,763)	(230,926)	-	-	-	-
Key Management Personnel	-	138	82,351	43	-	138	-	43
Others	67,728	148,540	-	-	-	-	-	-
Interfinancial Relations	11,818,293	9,879	9,206,678	1,851	-	-	-	-
Getnet S.A. (Nota 12) (3) (7)	11,811,759	5,303	9,198,824	894	-	-	-	-
Santander Leasing (3)	6,534	4,576	7,854	958	-	-	-	-
Loan Operations	893,547	446	616,157	1,339	41,142	461	11,284	1,342
Getnet S.A.	852,787	-	605,157	-	-	-	-	-
Gestora de Inteligência de Crédito	30,244	-	-	-	30,244	-	-	-
Loop Gestão de Pátios S.A.	-	-	-	-	-	-	-	-
Key Management Personnel (9)	10,516	446	11,000	261	10,898	461	11,284	264
Others	-	-	-	1,078	-	-	-	1,078
Dividends and Bonuses Receivables	10,043	-	280,500	-	28,129	-	20,367	-
Aymoré CFI(3)	-	-	37,949	-	-	-	-	-
Banco RCI Brasil S.A.(3)	-	-	25,091	-	-	-	-	-
Santander Brasil Tecnologia S.A.	2,729	-	-	-	-	-	-	-
Santander Leasing (3)	2,105	-	-	-	-	-	-	-
Santander Corretora de Seguros (3)	4,286	-	-	-	-	-	-	-
Santander Auto S.A	-	-	-	-	13	-	-	-
Webmotors S.A(5)	-	-	-	-	28,116	-	20,367	-
Getnet S.A.(3)	-	-	67,518	-	-	-	-	-
Sancap Investimentos e Participações S.A. (3)	-	-	64,594	-	-	-	-	-
Olé Consignado	-	-	75,000	-	-	-	-	-
Others	923	-	10,347	-	-	-	-	-
Trading Account	678,096	4,116	504,782	1,075	678,096	89,364	504,782	(12,541)
Banco Santander Espanha(2)	678,096	4,116	504,782	1,075	678,096	89,364	504,782	(12,541)
Foreign Exchange Portfolio - Net	480,203	881,385	294,581	(4,202)	480,203	881,385	294,581	(4,685)
Banco Santander Espanha(2)	480,203	881,325	294,581	(4,202)	480,203	881,325	294,581	(4,763)
Key Management Personnel	-	60	-	-	-	60	-	78
Income Receivable	810,634	959,630	884,878	1,078,744	831,067	1,114,259	901,574	1,550,460
Zurich Santander Brasil Seguros e Previdência S.A.(8)	756,197	849,750	826,100	961,115	776,630	963,317	842,796	1,393,931
Zurich Santander Brasil Seguros S.A.(8)	54,437	109,880	58,778	117,630	54,437	150,942	58,778	156,529
Receivables from Affiliates	50,036	319,289	19,396	360,117	5,624	5,047	4,853	3,352
Santander Capitalização S.A. (3)	-	3,015	-	-	-	-	-	-
Aymoré CFI	-	220,732	-	243,051	-	-	-	-
Santander FI Diamantina(3)	1,650	14,781	-	-	-	-	-	-
Santander Brasil Gestão de Recursos Ltda.(4)	169	4,443	-	-	239	4,443	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	-	-	532	-	-	-
Santander Brasil Tecnologia S.A.	32,190	489	-	-	-	-	-	-
Santander CCVM	-	33,046	-	26,505	-	-	-	-
Gesban Servicios Administrativos Globales, S.L.	-	-	-	-	23	-	-	-
Santander Brasil Consórcio	530	10,518	-	9,176	-	-	-	-
Santander Corretora de Seguros	-	16,799	-	15,816	-	-	-	-
Esfera Fidelidade S.A.	3,892	1,540	10,064	-	-	-	-	-
Banco Santander Espanha (2)	4,516	-	4,516	-	4,516	-	4,516	-
Santander FI Hedge Strategies(3) (Nota 2)	5,312	2,429	2,883	-	-	-	-	-
Getnet S.A. (3) (7)	316	3,003	316	31,870	-	-	-	-
Others	1,461	8,494	1,617	33,700	314	604	337	3,352
Non Operating Income	-	168,588	-	-	-	168,588	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	168,588	-	-	-	168,588	-	-
Other Receivables - Others	1,953,190	154,774	307,201	185,078	2,006,540	37,959	347,335	22,746
Gesban Servicios Administrativos Globales, S.L.	-	-	-	-	-	8,006	-	-
Banco Santander Espanha (2)	1,946,002	-	273,232	-	2,006,501	(35)	347,335	(44)
Santander Capitalização S.A. (3)	4,540	129,984	29,749	165,225	-	-	-	-
Banco Santander International (4)	-	23,721	-	17,476	-	23,721	-	17,476
Santander Securities Services Brasil DTVM S.A.(4)	-	750	-	742	-	4,263	-	4,255
Key Management Personnel	-	93	-	97	-	143	-	170
Others	2,648	226	4,220	1,538	39	1,861	-	889
Deposits	(27,544,120)	406,918	(12,220,825)	93,899	(1,041,304)	(16,603)	(1,073,134)	(65,398)
Santander Leasing	(136,456)	(1,084)	(64,547)	(6,937)	-	-	-	-
Banco Santander Espanha	(11,893)	-	(12,294)	-	(52,325)	-	-	-
Aymoré CFI	(772,013)	(19,848)	(672,355)	(141,986)	-	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A	(229,480)	-	(199,934)	-	(229,480)	-	-	-
Zurich Santander Brasil Seguros S.A	(15,332)	-	-	-	(15,332)	-	(199,934)	-
Santander Brasil Gestão de Recursos Ltda.(4)	(137,816)	(3,174)	(332,916)	(7,629)	(137,816)	(3,174)	(332,916)	(7,629)
Fundo de Investimento Santillana (4)	(20,992)	(3,314)	(20,571)	(37,181)	(20,992)	(3,314)	(20,571)	(37,181)
Santander Brasil Tecnologia S.A.	(572)	(53)	-	(1,345)	-	-	-	-
Banco RCI Brasil S.A.	(321,967)	(3,316)	-	(752)	-	-	-	-
Santander Securities Services Brasil DTVM S.A.	(477,978)	(9,098)	(404,427)	(14,677)	(477,978)	(9,098)	-	(14,677)
Santander Securities Services Brasil Participações S.A. (4)	-	-	-	(1,798)	-	-	(404,427)	(1,798)
Santander FI Hedge Strategies (3) (Nota 2)	(1,979,601)	-	(745,350)	319,802	-	-	-	-
Santander FI Diamantina(3)	(22,987,522)	452,610	(8,920,327)	-	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	(1)	-	(2,008)	-	(1)	-	-
Key Management Personnel	(38,621)	(552)	(36,068)	(982)	(38,661)	(552)	(36,104)	(982)
Others	(413,877)	(5,252)	(812,036)	(10,608)	(68,720)	(464)	(79,182)	(3,131)
Repurchase Commitments	(5,967,158)	(87,367)	(5,691,457)	(156,544)	-	(22,824)	-	-
Santander FI Amazonas(3)	(410,795)	(3,210)	(131,317)	(7,553)	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	(1,806)	-	-	-	(1,806)	-	-
Santander Leasing(3)	(1,328,849)	(20,457)	(1,253,584)	(42,535)	-	-	-	-
Santander CCVM(3)	(161,760)	(2,074)	(97,488)	(2,245)	-	-	-	-
Santander FI SBAC(3)	(2,923,824)	(19,584)	(2,713,050)	(77,518)	-	-	-	-
Santander FI Guarujá(3)	(431,565)	(6,861)	(372,545)	(10,264)	-	-	-	-
Santander FI Diamantina(3)	(297,500)	(6,062)	(255,043)	(1,294)	-	-	-	-
Santander FI Unix(3)	(25,502)	(2,332)	(366,357)	(10,015)	-	-	-	-
Fundo de Investimento Santillana (4)	-	(21,011)	-	-	-	(21,011)	-	-
Key Management Personnel	-	(7)	-	(10)	-	(7)	-	-
Others	(387,363)	(3,963)	(502,073)	(5,109)	-	-	-	-
Funds from Acceptance and Issuance of Securities	(99,858)	(1,959)	(89,074)	(2,479)	(99,858)	(1,959)	(89,074)	(2,479)
Key Management Personnel	(99,858)	(1,959)	(89,074)	(2,479)	(99,858)	(1,959)	(89,074)	(2,479)
Loan and Onlendings	(8,553,557)	(1,383)	(2,581,530)	-	(5,477,457)	(1,383)	-	(59,227)
Banco Santander Río S.A.	-	-	-	-	-	-	-	(59,227)
Banco Santander Espanha (2)	(5,477,457)	(1,383)	-	-	(5,477,457)	(1,383)	-	-
Santander Brasil EFC (3)	(3,076,100)	-	(2,581,530)	-	-	-	-	-
Dividends and Bonuses in Paying	-	(10,140)	(6,886,828)	-	-	(10,140)	(6,886,828)	-
Banco Santander Espanha (2)	-	-	(1,067,623)	-	-	-	(1,067,623)	-
Sterrebeeck B.V. (2)	-	-	(3,629,772)	-	-	-	(3,629,772)	-
GES (2) (4)	-	-	(2,177,207)	-	-	-	(2,177,207)	-
Banco Madesant(4)	-	-	(1,948)	-	-	-	(1,948)	-
Key Management Personnel (11)	-	(10,140)	(10,278)	-	-	(10,140)	(10,278)	-
Payables from Affiliates	(364,005)	(1,100,174)	(127,148)	(363,827)	(258,343)	(771,170)	(28,349)	(127,679)
Santander Brasil Tecnologia S.A. (3)	(4,353)	(216,586)	(46)	(161,815)	-	-	-	-
Banco Santander Espanha	(112,146)	(611,455)	-	(978)	(112,167)	(611,455)	(21)	(977)
Santander Corretora de Seguros (3)	(8,040)	(91,769)	(12,127)	(61,381)	-	-	-	-
Getnet S.A. (3)	(12,786)	(11,280)	(12,886)	(15,282)	-	-	-	-
Santander Securities Services Brasil DTVM S.A.	(8,249)	(22,963)	-	(23,941)	(8,249)	(22,963)	(5,066)	(23,941)
Santander Leasing(3)	(79,374)	-	(79,387)	-	-	-	-	-
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A (Santander Brasil Asset) (4)	(14,406)	-	-	-	(14,406)	(259)	(14,406)	(913)
Santander Global Technology, S.L., SOCI	(123,390)	(119,503)	(8,240)	(81,448)	(123,390)	(119,892)	(8,240)	(82,084)
Others	(1,261)	(26,618)	(14,462)	(18,983)	(131)	(16,601)	(616)	(19,764)
Subordinated Debts	(13,822,242)	(4,305,699)	(10,175,961)	(389,049)	(13,822,242)	(4,305,699)	(10,175,961)	(389,049)
Banco Santander Espanha (2) (6)	(13,822,242)	(4,305,699)	(10,175,961)	(389,049)	(13,822,242)	(4,305,699)	(10,175,961)	(389,049)
Donations	-	(8,300)	-	(8,150)	-	(9,130)	-	(9,595)
Santander Cultural	-	-	-	-	-	-	-	(775)
Fundação Sudameris	-	(8,300)	-	(8,150)	-	(8,300)	-	(8,150)
Fundação Santander	-	-	-	-	-	(830)	-	(670)
Other Payables – Others	(4,111,918)	(923,378)	(3,926,496)	(773,113)	(499,473)	(535,877)	(379,980)	(176,659)
Banco Santander Espanha(2)	(52,777)	(1,837)	-	(4,007)	(54,141)	(1,943)	(1,277)	(4,007)
TecBan (5)	-	(186,316)	-	(166,642)	-	(186,316)	-	-
Santander Brasil Tecnologia S.A.(3)	-	(110,980)	-	(128,414)	-	-	-	-
Aquanima Brasil Ltda.(4)	-	(14,608)	-	(13,825)	-	(14,697)	-	(13,838)
Santander Securities Services Brasil DTVM S.A.	-	(2,020)	-	(1,698)	-	(2,020)	-	(1,698)
Zurich Santander Brasil Seguros e Previdência S.A.(8)	-	-	-	-	(20,439)	(12,201)	(21,219)	(11,498)
Getnet S.A. (3)	(3,644,474)	(318,356)	(3,573,943)	(330,603)	-	-	-	-
Key Management Personnel	(414,667)	(279,987)	(352,553)	(125,567)	(423,178)	(311,682)	(357,249)	(144,732)
Others	-	(9,274)	-	(2,357)	(1,715)	(7,018)	(235)	(886)
Guarantees and Limits (9)	8,306	27	5,010	-	8,306	27	5,010	-
Key Management Personnel (9)	8,306	27	5,010	-	8,306	27	5,010	-

(1) Refers to investments in foreign currency (overnight investments) with maturity on June 1, 2020 and interest of up to 0.07% p.a. (12/31/2019 - maturing on January 2, 2020 and interest of up to 1.53% p.a.) maintained by Banco Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Espanha (Notes 1 and 30.d), through the subsidiaries GES and Sterrebeeck B.V.

(3) Direct or indirect subsidiary by Banco Santander.

(4) Direct or indirect subsidiary by Banco Santander Espanha.

(5) Jointly-controlled company - Banco Santander.

(6) Refers to the portion acquired by the Controller from the PR Optimization Plan carried out in the first half of 2018.

(7) Corresponds to receivables related to Acquiring.

(8) Significant influence of Banco Santander Espanha.

(9) Refers to the recording in the clearing accounts of Guarantees and Limits of credit operations with Key Management Personnel.

23.   Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019

Asset Management	293,212	346,878	478,262	516,439
Checking Account Services	1,883,449	1,841,586	1,886,283	1,860,682
Lending Operations and Income from Guarantees Provided	512,040	485,154	670,355	665,565
Lending Operations	216,868	210,489	375,183	390,900
Income Guarantees Provided	295,172	274,665	295,172	274,665
Insurance Fees	1,074,644	1,204,946	1,464,206	1,514,185
Cards (Debit and Credit) and Acquiring Services	1,742,809	2,080,008	2,562,007	3,086,364
Collection	715,773	750,878	717,643	752,596
Brokerage, Custody and Placement of Securities	335,219	383,149	477,462	477,403
Others	100,147	118,596	328,127	278,416
Total	6,657,293	7,211,195	8,584,345	9,151,650

24.   Personnel Expenses

		Bank		Consolidated
	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019

Compensation	1,826,713	1,912,978	2,066,652	2,159,757
Charges	658,311	678,171	775,393	793,190
Benefits	631,309	664,550	724,363	750,843
Training	23,188	25,574	25,442	28,084
Others	2,828	4,471	29,776	5,569
Total	3,142,349	3,285,744	3,621,626	3,737,443

25.   Other Administrative Expenses

		Bank		Consolidated
	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019

Depreciation and Amortization	1,257,520	1,078,880	1,512,014	1,351,054
Outsourced and Specialized Services	883,218	920,319	1,171,919	1,161,527
Communications	183,084	194,991	194,710	207,100
Data Processing	1,318,879	1,180,580	1,321,438	1,194,657
Advertising, Promotions and Publicity	211,203	205,397	275,672	299,385
Rentals	395,265	379,251	404,137	393,495
Transportation and Travel	45,976	72,323	58,553	91,862
Financial System Services	129,434	114,040	168,513	144,806
Security and Money Transport	291,742	309,572	292,274	311,110
Asset Maintenance and Upkeep	131,340	110,891	147,124	118,901
Water, Electricity and Gas	99,268	109,147	101,372	111,923
Materials	40,203	20,668	45,117	22,583
Others	292,721	246,463	440,639	409,648
Total	5,279,853	4,942,522	6,133,482	5,818,051

26.   Other Operating Income

		Bank		Consolidated
	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019

Net Income Pension and Capitalization	-	-	247,674	260,053
Reversal of Operating Provisions - Fiscal (Note 20.c)	12,478	-	20,283	-
Monetary Adjustment of Escrow Deposits	194,100	287,940	222,440	330,032
Recoverable Taxes	104,250	34,525	121,134	52,685
Recovery of Charges and Expenses	601,061	389,289	474,281	260,286
Monetary Variation	-	26,311	3	26,812
Others	1,421,342	461,435	2,093,158	670,647
Total	2,333,231	1,224,982	3,178,973	1,625,997

27.   Other Operating Expenses

		Bank		Consolidated
	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019

Operating Provisions
Fiscal (Note 20.c)	-	15,878	-	933
Labor (Note 20.c)	513,953	264,252	534,785	307,277
Civil (Note 20.c)	192,461	92,356	274,091	160,783
Credit Cards (3)	1,753,724	2,145,895	1,421,928	1,706,974
Actuarial Losses - Pension Plan (Note 30.a)	138,385	123,451	139,468	109,097
Legal Fees and Costs	41,900	80,043	44,883	96,314
Serasa and SPC (Credit Reporting Agency)	25,085	33,118	26,254	33,983
Brokerage Fees	40,850	48,512	40,897	48,602
Commissions	301,632	242,676	928,968	853,169
Provision for financial guarantees provided (Note 21)	22,140	-	22,140	-
Others (1)	2,423,846	1,195,542	3,410,133	1,946,562
Total	5,453,976	4,241,723	6,843,547	5,263,694

(1) In the period ended June 30, 2020 and 2019, it mainly includes monetary restatement on provisions for lawsuits and administrative and legal obligations, provisions for the benefit guarantee fund and other provisions.

28.   Non-Operating Income

		Bank		Consolidated
	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019

Result on sale of Investments	168,588	-	168,588	4,369
Result on Sale of Other Assets	30,607	6,573	21,150	1,111
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	10,660	(1,714)	20,408	(119,930)
Expense on Assets Not in Use	(24,106)	(28,462)	(24,199)	(28,725)
Gains (Losses) of Capital	(739)	971	(2,977)	535
Other Income Net	45,820	37,228	53,613	31,258
Total	230,830	14,596	236,583	(111,382)

29.   Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22, 1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants prior to the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999.

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants since March 10, 2010.

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. According to Portaria 389 of PREVIC, of May 8, 2018, it was approved the closure of the authorization of operation of Sanprev.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants. The amounts appropriated by the sponsors for the first half of 2020 were R$31,442 (2019 - R$68,366) at the Bank and R$35,670 (2019 - R$73,271) at Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: as from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. The instituting/stipulating companies and the participants in the plans.

The amounts appropriated by the sponsors in the first half of 2020 were R$5,543 (2019 - R$2,524) in the Bank and R$6,781 (2019 - R$2,999) in the Consolidated.

Determination of Net Actuarial Assets (Liabilities)

						Bank
			06/30/2020			12/31/2019
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(24,967,422)	(4,755)	(1,662,090)	(25,851,814)	(4,890)	(1,665,018)
Fair Value of Plan Assets	23,086,379	4,587	2,184,891	22,704,358	4,214	2,335,470
	(1,881,043)	(168)	522,801	(3,147,456)	(676)	670,452
Being:
Superavit	727,717	-	522,801	732,637	-	670,453
Deficit	(2,608,760)	(168)	-	(3,880,092)	(676)	-
Amount not Recognized as Assets	471,793	-	520,339	452,234	-	667,810
Net Actuarial Asset (Note 12)	255,923	-	2,462	280,403	-	2,643
Net Actuarial Liability (Note 19)	(2,608,760)	(168)	-	(3,880,092)	(676)	-
Payments Made on the Actuarial Liabilities	30,963	-	(2)	40,558	-	125
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 31)	(119,677)	(32)	(198)	(250,710)	(14)	(357)
Other Equity Valuation Adjustments	(3,534,294)	382	2,059	(4,874,112)	(159)	2,040
Actual Return on Plan Assets	1,211,354	630	(84,253)	4,310,736	284	535,865

						Consolidated
			06/30/2020			12/31/2019
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(25,375,054)	(4,178)	(1,438,801)	(26,387,574)	(4,890)	(1,665,018)
Fair Value of Plan Assets	22,395,703	4,700	2,258,949	23,483,206	4,214	2,335,470
	(2,979,351)	522	820,148	(2,904,368)	(676)	670,452
Being:
Superavit	904,593	522	820,148	1,022,516	-	670,453
Deficit	(3,877,886)	-	-	(3,926,884)	(676)	-
Amount not Recognized as Assets	589,374	522	817,340	678,737	-	667,810
Net Actuarial Asset (Note 12)	315,219	-	2,808	343,779	-	2,643
Net Actuarial Liability (Note 19)	(3,877,886)	-	-	(3,926,884)	(676)	-
Payments Made on the Actuarial Liabilities	27,827	-	127	41,212	-	125
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 31)	(109,719)	(7)	(153)	(250,880)	(14)	(357)
Other Equity Valuation Adjustments	(4,965,786)	511	1,999	(4,897,130)	(159)	(232)
Actual Return on Plan Assets	3,105,096	483	395,197	4,467,344	284	2,040

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

						Bank
			06/30/2020			12/31/2019
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(34,124)	48	(6,520)	(424,903)	(482)	(17,686)
Changes in Financial Assumptions	954,921	-	-	(2,320,215)	(308)	(216,294)
Changes in Demographic Assumptions	-	-	-	1,074	-	-
Gain (Loss) Actuarial - Obligation	920,797	48	(6,520)	(2,744,044)	(790)	(233,980)
Return on Investment, Return Unlike Implied Discount Rate	418,388	493	(164,472)	2,140,858	(99)	365,480
Gain (Loss) Actuarial - Asset	418,388	493	(164,472)	2,140,858	(99)	365,480
Change in Irrecoverable Surplus	(3,618)	-	171,011	7,745	226	(130,866)
						Consolidated
			06/30/2020			12/31/2019
	Banesprev	Santander-Previ	Bandeprev	Banesprev	Santander-Previ	Bandeprev
Experience Plan	(223,239)	20	(6,600)	(428,276)	(482)	(17,686)
Changes in Financial Assumptions	(2,934,524)	-	-	(2,398,517)	(308)	(216,294)
Changes in Demographic Assumptions	-	-	-	1,228	-	-
Gain (Loss) Actuarial - Obligation	(3,157,763)	20	(6,600)	(2,825,565)	(790)	(233,980)
Return on Investment, Return Unlike Implied Discount Rate	2,226,438	292	310,004	2,259,580	(99)	365,480
Gain (Loss) Actuarial - Asset	2,226,438	292	310,004	2,259,580	(99)	365,480
Change in Irrecoverable Surplus	(148,597)	(305)	(302,812)	(33,788)	226	(130,866)

The following table shows the duration of the actuarial obligations of the plans sponsored by Banco Santander on December 31, 2019 and 2018, valid for June 30, 2020 and 2019:

		Duration (in Years)
Plans	12/31/2019	12/31/2018
Banesprev
Plano I	12.31	11.35
Plano II	12.83	11.73
Plano III	10.52	9.39
Plano IV	15.47	14.00
Plano V	9.53	8.87
Pré-75	10.38	9.62
Meridional DCA, DAB e CACIBAN	6,67/6,03/7,33	6,37/5,79/6,79
Sanprev
Plano I	6.81	6.47
Plano II	11.7	10.83
Plano III	10.59	9.66
Bandeprev
Plano Básico	10.48	9.57
Plano Especial I	7.04	6.7
Plano Especial II	6.77	6.52
SantanderPrevi
SantanderPrevi	7.78	7.3

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

Retired by HolandaPrevi (former name of SantanderPrevi): the Retirement health care plan, has a lifelong nature and is a closed mass. Upon termination, the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case, the continuity of the health care plan was offered, where the employee bears 70% of the monthly fee and the Bank subsidizes 30%. This rule was in force until December 2002 and after this period, the employee who was dismissed, with the status of Retired HolandaPrevi, bears 100% of the health plan monthly fee.

Ex-employees of Banco Real (Retired by Circulars): this is the granting of the medical assistance benefit to ex-employees of Banco Real. With a lifelong nature, it was granted in the same condition as the active employee, that is, with the same coverage and plan design.

Only the basic plans and the first apartment standard are eligible, if you choose the apartment plan, the beneficiary assumes the difference between the plans plus co-participation in the basic plan. New inclusion of dependents is not allowed. It has a subsidy of 90% of the plan.

Retired by Bandeprev: health care plan granted to retirees from the Banco do Estado de Pernambuco; this is a lifetime benefit. Banco Santander subsidizes 50% of the plan's value, for those who retired until November 27, 1998. For those who retired after this date, the subsidy is 30%.

Directors with Lifetime Benefit (Lifetime Directors): only a small, closed group of former Directors from Banco Sudameris is part of this benefit, 100% of which is subsidized by the Bank.

Free Clinic: free clinical health care plan is offered for life to retirees who have contributed to the Sudameris Foundation for at least 25 years and has a different standard, if the user chooses an apartment. The plan is offered only on a sickbed basis, in which case the cost is 100% from Sudameris Foundation.

Law 9,656 (Officers): Officers, Executive Officers, Vice-President Officers and Chief Executive Officer, may, as a matter of liberality, choose to remain for life in the health care plan, in case of termination of the link with Banco Santander or companies of its conglomerate without just cause; provided that they meet the following requirements: have contributed for at least 3 (three) years to the health plan; having served as a director at Banco Santander or companies in its conglomerate for at least 3 (three) years; be 55 years of age. The plan will be maintained in the same manner that the DIRECTOR enjoyed at the time of his dismissal, including with regard to the payment of his share, which must be made through a bank slip. Dependents active at the time of termination will be kept on the same level as the DIRECTOR, and new dependents are not permitted under any circumstances.

Life Insurance for Retirees (Life Insurance): granted to Retirees by Circulars: indemnity in cases of Natural Death, Disability due to Illness, Accidental Death. The grant is 45% of the premium amount. It is closed pasta.

Life Insurance Caixa Assistencial (Life Insurance): included in the life insurance mass in December 2018 the insurance of the pensioners of the DCA, DAB and CACIBAN plans. This insurance was granted to retirees of the former Banco Meridional, the coverage was in accordance with the choice of the retiree at the time of the benefit's adhesion. The Bank's subsidy is 50% of the premium amount for the holder and some retirees have the spouse clause bearing 100% of the cost. It is closed pasta.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial calculations based in the present value of the current cost.

Determination of Net Actuarial Assets (Liabilities)

				Bank				Consolidated
		06/30/2020		12/31/2019		06/30/2020		12/31/2019
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,969,575)	(778,991)	(5,222,673)	(815,929)	(4,862,349)	(712,139)	(5,435,878)	(815,929)
Fair Value of Plan Assets	4,708,219	-	5,017,679	-	4,686,901	-	5,222,516	-
	(261,356)	(778,991)	(204,994)	(815,929)	(175,448)	(712,139)	(213,362)	(815,929)
Being:
Superavit	-	-	-	-	-	-	-	-
Deficit	(261,356)	(778,991)	(204,994)	(815,929)	(175,448)	(712,139)	(213,362)	(815,929)
Amount not Recognized as Assets	-	-	-	-	-	-	-	-
Net Actuarial Asset (Note 12)	-	-	-	-	-	-	-	-
Net Actuarial Liability (Note 19)	(261,356)	(778,991)	(204,994)	(815,929)	(175,448)	(712,139)	(213,362)	(815,929)
Payments Made on the Actuarial Liabilities	55,563	19,845	104,684	39,381	43,743	20,348	106,972	39,381
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 31)	(5,770)	(30,155)	(8,699)	(86,262)	(689)	(31,774)	(9,523)	(86,262)
Other Equity Valuation Adjustments	(1,259,224)	(203,445)	(1,150,027)	(250,693)	(1,066,284)	(182,358)	(1,128,152)	(250,694)
Actual Return on Plan Assets	(215,651)	-	1,257,639	-	819,799	-	1,297,618	-

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank				Consolidated
		06/30/2020		12/31/2019		6/30/2020		12/31/2019
	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans	Cabesp	Other Plans
Experience Plan	(122,283)	(10,649)	(271,104)	59,806	(61,083)	(366)	(268,982)	59,806
Changes in Financial Assumptions	412,680	57,898	(990,138)	(128,508)	(863,421)	-	(1,029,154)	(128,508)
Changes in Demographic Assumptions	-	-	-	-	-	-	-	-
Gain (Loss) Actuarial - Obligation	290,397	47,249	(1,261,242)	(68,702)	(924,504)	(366)	(1,298,136)	(68,702)
Return on Investment, Return Unlike Implied Discount Rate	(396,554)	-	891,593	-	637,331	-	915,626	-
Gain (Loss) Actuarial - Asset	(396,554)	-	891,593	-	637,331	-	915,626	-
Change in Irrecoverable Surplus	-	-	68,671	-	68,671	-	71,698	-

The following table shows the duration of the actuarial obligations of the plans sponsored by Banco Santander:

		Duration (in Years)
Plans	06/30/2020	12/31/2019
Cabesp	14.57	15.45
Bandepe	14.96	16.48
Free Clinic	11.27	11.91
Lifelong Directors	8.67	9.17
Health Directors	28.16	27.53
Circular (1)	11.54 and 11.03	12.15 and 11.93
Life Insurance	7.97	8.39

(1) Duration 12.15 refers to the plan of former employees of Banco ABN Amro (12/31/2018 - 11.72) and 11.93 to the plan of former employees of Banco Real (12/31/2018 - 10.68).

c) Management of the Assets of the Plan

The main categories of assets as a percentage of total plan assets as of December 31, 2019 and 2018, valid for June 30, 2020 and 2019, are as follows:

		Bank/Consolidated
	12/31/2019	12/31/2018
Equity Instruments	0.0%	0.0%
Debt Instruments	92.9%	92.9%
Real Estate	0.3%	0.3%
Others	6.8%	6.8%

d) Actuarial Assumptions Adopted

Below are the actuarial assumptions adopted:

				Bank/Consolidated
		06/30/2020		12/31/2019
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation and Rate Calculation of Interest Under Assets to the Next Year	7,46%(1) e 7,05%	7.78% (2)	7.1%	7.2%
Estimated Long-term Inflation Rate	3.5%	3.5%	3.5%	3.5%
Estimated Salary Increase Rate	4.0%	4.0%	4.0%	4.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1) Banesprev II, V and Pré 75;

(2) Cabesp.

e) Sensitivity Analysis

Assumptions related to significant actuarial assumptions have an effect on the amounts recognized in profit or loss and on the present value of the obligations. Changes in the interest rate, mortality table and health care cost, as of December 31, 2019 and 2018, valid for June 30, 2020 and 2019, would have the following effects:

				Bank/Consolidated
		12/31/2019		12/31/2018
	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations	Effect on Current Service Cost and Interest	Effect on the Present Value of Obligations
Discount Rate
(+)0,5%	(31,672)	(440,072)	(29,066)	(307,980)
(-)0,5%	35,572	494,257	32,403	343,340
Boards of Mortality
Applied (+) 2 years	(51,720)	(718,632)	(45,937)	(486,742)
Applied (-) 2 years	56,687	787,636	49,355	522,958
Cost of Medical Care
(+)0,5%	38,388	533,380	35,949	380,906
(-)0,5%	(35,060)	(487,146)	(32,100)	(340,122)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local and Global Programs

Below are the long-term compensation programs and their characteristics.

Program	Plan	Liquidity Type	Vesting Period	Period of Exercise/Settlement
Local	Long-Term Incentive Plan - Private Ultra High (1)	Money	Dec/2017 to Dec/19	In March/2020 and March/2021
Local	Long-Term Incentive Plan – Technology	Santander Brasil Bank Shares	Jul/2019 to Jun/2022	In July/2022
Local	Long-Term Incentive Plan – Pi Investments	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023
Local	Long-Term Incentive Plan – Ben'	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023
Global	Long-Term Incentive Plan – DTA	Santander Brasil Bank Shares	2019 a 2022	In March/2023 and March/2030

(1) It aims at the growth and profitability of the Private business and the recognition of the Participant's contribution.

(2) Subject to the achievement of the Santander Group's RTA performance indicator, comparing the Group's evolution in this indicator with that of the main global competitors.

(3) The Plan does not cause dilution of the Bank's share capital, since it is paid in shares of Santander Spain. The type of settlement of the global program, grant 2015, was changed in March 2019, from Santander Global group shares, to cash.

f.1.a) Fair Value and Performance Parameters for Current Plans

i. Private Ultra High

Each participant had a reference value defined in Reais, if the indicators were reached, the percentage of achievement would be applied over the reference value, with the payment of the first installment in March 2020 and the second in March 2021.

After the performance parameter monitoring period ended in December 2019, the plan was terminated without payment of the intended remuneration.

ii. ILP Technologia

It is a retention plan for key positions launched in July/2019 where the participant must remain in employment until the payment date to be entitled to receive it.

Each executive had a reference value defined in Reais, which was converted into shares of Santander Brasil (SANB11) at a price of R$44.66, which will be delivered in July 2022, with a restriction of 1 year.

Payment is subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

	Number of	Grant	Group of	Exercise	Exercise
	Shares	Year	Employees	Start Date	End Date
ILP Tecnologia	123,158	2019	Executives	jul/2019	jun/2022
Balance of Plans on June 30, 2020	123,158

In 2020, there were no shares delivered or canceled in the plan.

iv. ILP Pi Investimentos

It is a retention plan for key positions launched in May/2019, where the participant must remain in employment until the payment date.

The agreed ILP values for each participant will be obtained from the determination of the achievement of indicators in two moments: 2020 and 2021.

Payment will be made in SANB11 shares, 50% in March 2022 and 50% in March 2023, with a restriction of 1 year after each payment and is subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

2020 Indicators	2021 Indicators
Active Customers - customers with average monthly balance	Active Customers - customers with average monthly balance
Portfolio (AuM) - volume distributed including account balance	Portfolio (AUM) - volume distributed including account balance
Revenue 2020	Revenue 2021
BAI (Profit before tax indicator)

In May 2020, the provision recorded for ILP Pi Investimentos was canceled and reversed, due to the impossibility of meeting the plan's performance target. The amount of the expense on the provision for this plan recorded up to 05/2020 was R$4,851.

v. ILP Ben

It is a retention plan for key positions launched in May/2019, where the participant must remain in employment until the payment date.

The agreed ILP values for each participant will be obtained from the determination of the achievement of indicators in two moments: 2020 and 2021.

Payment will be made in SANB11 shares, 50% in March 2022 and 50% in March 2023, with a restriction of 1 year after each payment and is subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

Indicators
Number of PJ Clients	Number of PF Customers
Number of Accredited Establishments	Revenues
BAI

vi. ILP DTA

This is an incentive plan to boost the digital transformation of Santander, launched in September 2019, in which the participant must remain in employment until payment.

The eligible executives had a target defined in Reais and the payment will be calculated based on the measurement of the performance indicators in two moments: first period for measuring the fulfillment of key objectives (2019) and second period for determining the payment amount (2020, 2021 and 2022).

If the objectives of the plan are met, payment will be made in March 2023 in cash.

ILP DTA will be measured based on the performance of the following global initiatives:

•         Global Trade Service Platform (GTS)

•         Global Merchant Services (GMS) platform

•         OpenBank (OB)

•         SuperDigital (SD)

Additional Objectives

•         Digital assets

•         Centers of Digital Excellence

f.1.b) Impact on Income

The impacts on the result are recorded in the Personnel Expenses item, as follows:

	Bank		Consolidated
Plan	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Long-Term Incentive Plan - Private Ultra High	-	(6,106)	-	(6,765)
ILP Technology	-	-	-	-
ILP PI Investments	-	-	-	-
ILP Ben'	-	-	-	-
ILP DTA	-	-	-	-

f.2) Variable Remuneration Referenced to Shares

In the long-term incentive plan (deferral), the requirements for payment of future deferred installments of variable remuneration are determined, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded in the Personnel Expenses item, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 to 06/30/2020	01/01 a 06/30/2019	01/01 to 06/30/2020	01/01 a 06/30/2019
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	-	-	-	-
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	-	-	-	-

30.   Risk Management, Capital and Sensitivity Analysis

a) Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•     All employees are responsible for the management of risk;

•     Senior Management Engagement;

•     Independence of risk control and management functions;

•     Comprehensive approach to management and control of risks;

•     Risk management and control must be based on timely, accurate and sufficiently granular management information.

A. Credit Risk

The credit risk management is based in monitoring of credit portfolio and new credit operation indicators. Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk. These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as  customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio. The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

In this challenging scenario imposed by the COVID-19 pandemic, the portfolio and customers were monitored very carefully. In an attempt to mitigate the companies’ liquidity impact and provide the necessary support to assist all economy’s sectors, all new credit operation or extension were analyzed in order to meet the needs of customer, always maintaining the established risk classification criteria and governance for approval of these operations.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology and independent Validation areas.

On credit restructuring and recovery the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8.e).

B. Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc.), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C. Operational Risk and Internal Controls

Santander's operational risk management model is based on best practices and its premise is to evaluate, monitor, control, implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and adopting the definition of the Basel Committee and Central Bank of Brazil for operational risks. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support the adequate management of operational risk.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission).

D. Bank´s business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

E. Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, advisory, risk assessment and corporate communication of standards and regulations to be applied to each businesses area of the Banco Santander.

F. Unit for the Prevention of Money Laundering and Financing of Terrorism

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the Bank's Know Your Customer guidelines, establishes policies, procedures and culture related to the subject monitoring the product´s risk and transactions carried out.

G. Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

H. Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital metric limits established in management, risk appetite and the Risk Identification Assessment (RIA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Management actively participates in the management and is regularly informed about the behavior of the capital metrics.

At Banco Santander, there is an Executive Vice-President responsible for capital management appointed by the Board of Directors; in addition, there are institutional capital policies, which act as guidelines for capital management, control and reporting (thus fulfilling all the requirements defined in CMN Resolution No. 4,557/2017).

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557/BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

b) Operational Limits

As established in CMN Resolution No. 4,193/2013, the requirement for PR in 2019 was 10.5%, comprising 8.0% of Minimum Equity of Reference plus 2.5% of Additional Capital Conservation. Considering this surcharge, PR Level I increased to 8.5% and Minimum Principal Capital to 7.0%.

For the base year April/2020, the PR requirement remains at 10.25%, including 8.0% of Reference Equity Minimum, plus 1.25% of Capital Conservation Additional and 1.0% of Systemic Additional. PR Level I reaches 9.5% and Minimum Principal Capital 8.0%.

Continuing the adoption of the rules established by CMN Resolution nº. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution nº. 4,280/2013, came into force. The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

	06/30/2020	12/31/2019
Tier I Regulatory Capital	72,898,218	66,481,661
Principal Capital	65,981,536	61,389,509
Supplementary Capital (Note 24)	6,916,682	5,092,153
Tier II Regulatory Capital (Note 24)	6,905,559	5,083,808
Regulatory Capital (Tier I and II)	79,803,777	71,565,469
Credit Risk (1)	483,295,157	407,786,238
Market Risk (2)	20,207,922	20,235,208
Operational Risk	50,120,651	47,965,481
Total RWA (3)	553,623,730	475,986,927
Basel I Ratio	13.17	13.97
Basel Principal Capital	11.92	12.90
Basel Regulatory Capital	14.41	15.04

(1) The credit risk exposures subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, of March 4, 2013 and their subsequent complementations through the wording of Circular Bacen 3,174 of August 20, 2014 and Circular Bacen 3,770 of October 29, 2015.

(2) Includes installments for market risk exposures subject to variations in the rates of foreign currency coupons (RWAjur2), price indices (RWAjur3) and interest rate (RWAjur1/RWAjur4), in the price of commodities (RWAcomur) ), the price of shares classified in the trading portfolio (RWAacs) and installments for exposure of gold, foreign currency and operations subject to exchange variation (RWAcam).

(3) Risk Weighted Assets or risk-weighted asset.

Banco Santander publishes the Risk Management Report on a quarterly basis with information on risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with more details of the premises, structure and methodologies can be found at www.santander.com.br/ri.

Financial institutions are obliged to maintain the application of resources in permanent assets in accordance with the level of adjusted Reference Equity. The resources invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted according to the regulations in force. Banco Santander is within the established requirements.

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and international good practices.

Financial instruments are segregated into the trading and banking portfolios, as carried out in the management of market risk exposure, in accordance with the best market practices and with the classification criteria for operations and capital management of the Basen Standardized Basel Method . The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, maintained with the intention of trading. The banking portfolio consists of structural operations arising from the different business lines of Banco Santander and their possible hedges. Accordingly, according to the nature of Banco Santander activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander performs the sensitivity analysis of financial instruments in accordance with CVM Instruction nº. 475/2008, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize the sensitivity values generated by the corporate systems of Banco Santander, referring to the trading portfolio and the banking portfolio, for each of the scenarios of the portfolios of June 30, 2020.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(16,208)	(178,633)	(357,266)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(1,050)	(10,704)	(21,407)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(606)	(4,632)	(9,264)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(73)	(4,335)	(8,670)
Foreign Currency	Exposures subject to Foreign Exchange	(1,658)	(41,451)	(82,902)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(566)	(763)	(1,527)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(38,453)	(259,352)	(518,704)
Shares and Indexes	Exposures subject to Change in Shares Price	(566)	(14,152)	(28,304)
Commodities	Exposures subject to Change in Commodity Price	(9)	(233)	(466)
Total (1)		(59,190)	(514,255)	(1,028,509)

(1) Amounts net of tax effects.

Scenario 1: shock of + 10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(239,697)	(2,816,953)	(5,581,879)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(116,286)	(1,203,348)	(2,038,210)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(330,793)	(2,336,178)	(4,502,324)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(36,059)	(285,678)	(535,437)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(36,288)	(315,554)	(418,034)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(51,306)	(756,809)	(1,427,733)
Foreign Currency	Exposures subject to Foreign Exchange	(714)	(17,857)	(35,715)
Total (1)		(811,144)	(7,732,376)	(14,539,333)

(1) Amounts net of tax effects.

Scenario 1: shock of + 10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of + 25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of + 50% and -50% in all risk factors, considering the largest losses by risk factor.

31.   Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in memorandum accounts, reached the amount of R$41,006,984 (12/31/2019 - R$41,660,754) in the Bank and R$41,006,984 (12/31/2019 - R$41,660,772) in the Consolidated.

b) The total value of investment funds and assets under management of the Santander Conglomerate is R$2,601,714 (12/31/2019 - R$2,034,999) and the total investment funds and assets under management is R$197,317,916 (12/31/2019 - R$230,199,261) recorded in memorandum accounts.

c) Insurance in force on June 30, 2020, in the form of fires, vehicles and others, has a coverage value of R$1,829,578 (12/31/2019 - R$1,829,578) at the Bank and R$1,821,864 (12/31/2019 – R$1,821,864) in Consolidated and in the global modality of banks, an insurance with a coverage value of R$392,189 (12/31/2019 - R$392,189) was contracted in the Bank and Consolidated, which can be used alone or in as long as it does not exceed the contracted amount. In addition, at the Bank and the Consolidated on June 30, 2020, there are other policies in force related to other assets in the amount of R$7,623,279 (2019 - R$7,623,279).

d) On June 30, 2020 and December 31, 2019, there were no active related operations and obligations for active related operations.

e) Clearing and Settlement Agreements - CMN Resolution nº 3,263/2005 - Banco Santander has an agreement for the compensation and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties that have this modality of agreement. These agreements establish that the payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criteria and includes the right to opt for renewals and adjustment clauses, classified as operating lease. The total of the future minimum payments of non-cancellable operating leases is shown below:

	06/30/2020	12/31/2019
Up to 1 Year	699.646	651.207
Between1 to 5 Years	1.752.029	1.492.289
More than 5 Years	199.464	147.125
Total	2.651.139	2.290.621

Additionally, Banco Santander has contracts with no maturity date determined, totaling R$687 (12/31/2019 - R$918) corresponding to the monthly rent contracts with this feature. Operating lease payments, recognized as expenses in the first half of 2020, amounted to R$367,492 (2019 - R$700,958).

The rental contracts will be readjusted annually, according to the legislation in force, and the highest percentage is according to the variation of the General Market Price Index (IGPM). The lessee is guaranteed the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and legislation in force.

g) Incorporation of the spun-off portion of Integry Tecnologia e Serviços A.H.U Ltda.

On October 31, 2019, the partial spin-off of Integry Tecnologia e Serviços AHU Ltda. Was approved. (“Integry”), a wholly owned subsidiary of Getnet Adquirência e Serviços para Means of Payment S.A (“Getnet”), with a version of the spun-off portion of its assets, referring to its assets and liabilities, to Getnet. The incorporation of the spun-off portion by Getnet is pending approval by the Central Bank of Brazil.

On December 20, 2019, Getnet and Santander Merchant Platform Solutions, SL (“SMPS Global”), a company headquartered in Spain and controlled by Banco Santander, SA (Santander Spain), entered into a Purchase and Sale Agreement of the representative shares of Integry's total share capital, so that SMPS Global now holds 100% of Integry's share capital. On December 23, 2019, Integry changed its name to Santander Merchant Platform Solutions Brasil Ltda.

h) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly-owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the purchase and sale negotiation of quotas representing the totality of Summer's share capital. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's share capital. Due to the Entity's sale plan in the term term, Summer was initially recorded as Non-Current Assets Held by the Sale, at its cost value. In June 2020, with the failure to execute the established plan, Summer became part of the scope of Banco Santander Consolidated Financial Statements.

i) Pandemic Effects - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken, we highlight (a) the dismissal of employees from the risk group and intensification of work in the home office, (b) the definition of a follow-up protocol, with health professionals, for employees and family members who have the symptoms of Covid-19 and (c) increased communication about preventive measures and remote means of care.

The Federal Government through the National Monetary Council and the Central Bank of Brazil has adopted measures to mitigate the impacts caused by COVID-19, specifically on credit operations, fundraising, reduction of reserve requirements and aspects related to capital, such as ( a) measures to facilitate the renegotiation of credit operations without an increase in provisions, (b) a reduction in capital requirements, in order to expand the credit system's ability to grant credit and (c) a reduction in reserve requirements. , to improve liquidity conditions.

As of the date of this disclosure, the Bank has identified (a) increase in loan and financing operations, especially for companies; (b) increase in requests for renegotiation and extension of terms for credit operations; (c) impacts on the allowance for loan losses and (d) increase in funds raised.

Future impacts related to the pandemic, which have a certain degree of uncertainty as to their duration and severity and which, therefore, cannot be accurately measured at this time, will continue to be monitored by Management.

32.   Subsequent Events

Determination of Interest on Equity

The Board of Directors, in a meeting held on July 28, 2020, approved the Executive Board's proposal, ad referendum of the Ordinary General Meeting to be held in 2021, for the distribution of Interest on Equity, in the gross amount of R$ 770 million , which, after deducting the amount related to income tax withheld at source, in accordance with current legislation, imports a net amount of R$ 655 million, with the exception of immune and/or exempt shareholders. Shareholders who are registered in the Company's records at the end of August 6, 2020 (inclusive) will be entitled to Interest on Equity. Accordingly, as of August 7, 2020 (inclusive), the Company's shares will be traded “Ex-Interest on Equity”. The amount of Interest on Equity will be paid as of September 25, 2020 and fully charged to the mandatory dividends to be distributed by the Company for the year 2020, without any monetary restatement. The decision was approved by the Fiscal Council, according to a meeting held on the same date, and is in compliance with the provisions of CMN Resolution No. 4,820/2020.
Composition of Management Bodies

Board of Directors

Álvaro Antônio Cardoso de Souza – President

Sérgio Agapito Lires Rial - Vice-President

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

Jose Antonio Alvarez Alvarez – Counselor

José de Paiva Ferreira– Counselor

José Maria Nus Badía – Counselor

Marília Artimonte Rocca - Counselor (independent)

Pedro Augusto de Melo - Counselor (independent) *

Audit Committee

Deborah Stern Vieitas - Coordinator

Luiz Carlos Nannini - Qualified Technical Member

Maria Elena Cardoso Figueira - Member

René Luiz Grande – Member *

Risk and Compliance Committee

Pedro Augusto de Melo - Coordinator

Álvaro Antonio Cardoso de Souza - Member

José de Paiva Ferreira – Member

Virginie Genès-Petronilho - Member

Sustainability Committee

Marilia Artimonte Rocca - Coordinator

Carlos Aguiar Neto - Member

Carlos Rey de Vicente - Member

Mario Roberto Opice Leão - Member

Tarcila Reis Corrêa Ursini - Member

Nomination and Governance Committee

Álvaro Antonio Cardoso de Souza - Coordinator

Deborah Patricia Wright - Member

Luiz Fernando Sanzogo Giogi - Member

Compensation Committee

Deborah Patricia Wright - Coordinator

Álvaro Antonio Cardoso de Souza - Member

Luiz Fernando Sanzogo Giogi - Member

Fiscal Council**

João Guilherme de Andrade So Consiglio - Effective Member (President)

Antonio Melchiades Baldisera - Effective member

Louise Barsi - Effective Member

Manoel Marcos Madureira - Substitute

Luciano Faleiros Paolucci - Substitute

Valmir Pedro Rossi – Substitute

* Pending approval by BACEN

** The Fiscal Council was installed at the Annual and Extraordinary Shareholders' Meetings held on April 30, 2020, and the members were approved by the Central Bank of Brazil on July 10, 2020, the date on which they took office in their respective positions, with mandate until the 2021 Annual General Meeting.

Executive Board

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Public Accountant

Leonardo Santicioli - CRC Nº 1SP 265213/O-3

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 25, paragraph 1, item VI, of the Securities Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they discussed, reviewed and agreed with the Financial Statements prepared by Banco Santander´s BRGAAP criteria, for the year ended June 30, 2020, and the documents that comprise them, being: Management Report, balance sheets, statement results, consolidated statements of comprehensive income, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil according to the model of Plan C of the National Financial System Institutions (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on June 30, 2020:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Antonio Pardo de Santayana Montes

Carlos Rey de Vicente

Ede Ilson Viani

Jean Pierre Dupui

Juan Sebastian Moreno Blanco

Mário Roberto Opice Leão

PatríciaSoutoAudi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Directors' Statement on Independent Auditors

For the purposes of complying with the provisions of article 25, paragraph 1, item V, of the Securities and Exchange Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they have discussed, reviewed and agreed with the Financial Statements by the Banco Santander BRGAAP criterion, which includes the Independent Auditors' Report, related to the Financial Statements by Banco Santander BRGAAP criterion, for the year ended June 30, 2020 , and the documents that comprise them, being: Performance Comments, balance sheets, income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law) tions), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan of the Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on June 30, 2020:

Chief Executive Officer

Sérgio Agapito Lires Rial

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente

Ede Ilson Viani
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Mário Roberto Opice Leão

Patrícia Souto Audi
Vanessa de Souza Lobato Barbosa

Officers without specific designation

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Marino Alexandre Calheiros Aguiar

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Sandro Kohler Marcondes

Sandro Rogério da Silva Gamba

Thomas Gregor Ilg

Vítor Ohtsuki

Audit Committee Report

The Audit Committee of Banco Santander (Brasil) S.A. ("Santander"), lead institution of the Financial and non-financial Conglomerate ("Conglomerate”), acts as single entity for all the institutions and companies that are part of the Conglomerate, including those entities under the supervision of the Superintendence of Private Insurance - SUSEP.

According to its Charter, available on Santander´s Investors Relations website (www.ri.santander.com.br), the Audit Committee, among its attributions, advises the Board of Directors on the oversight of the reliability of the financial statements, its compliance with the applicable rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, as well as on the effectiveness of the internal control system and operational risk management. Besides that, the Audit Committee also recommends amendments and improvements on policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee is currently comprised by three independent members, appointed at the Board of Directors´ meeting of May 21, 2020. It acts through meetings with executives, auditors and specialists, conducts analyzes based on the reading of documents, and information submitted to it, as well as taking initiatives in relation to other procedures deemed necessary. The Audit Committee's evaluations are primarily based on information received from Senior Management, internal and independent auditors and the areas responsible for monitoring internal controls and operational risks. The Committee also monitors and acts on the results of inspections and notes of the regulatory and self-regulatory bodies and the corresponding measures adopted by Management to handle such notes, and holds regular meetings with representatives of the Central Bank of Brazil and others regulators, whenever requested.

The Audit Committee's minutes and reports are regularly sent to the Board of Directors, with which the Coordination of the Audit Committee met regularly in the second quarter of 2020.

With regard to its attributions, the Audit Committee performed the following activities:

I – Financial Statements

BrGaap and Prudential Conglomerate - The Audit Committee reviewed the financial statements of the institutions and companies that comprise the Conglomerate, confirming its adequacy. In this regard, it acknowledged the results recorded in the first semester ended June 30, 2020, of the Institution and the Prudential Conglomerate in BRGaap standard, in addition to the individual and consolidated Financial Statements.

The Audit Committee held meetings with the independent auditors and the professionals responsible for the accounting and the preparing of the financial statements, prior to their disclosure.

II – Internals Controls and Operational Risks Management

The Audit Committee received information and held meetings with the Executive Vice-Presidency of Risks (CRO) - including attending meetings of the Risk and Compliance Committee -, the Executive Vice-Presidency of Technology and Operations, the Compliance Officer and the relevant professionals, responsible for the management, implementation and dissemination of the culture and infrastructure of the Conglomerate's internal controls, risk management and conduct. It also verified cases dealt by the “Canal Aberto”(whistleblowing channel) and by the Information Security and Anti-Fraud areas. Such verifications were conducted in accordance with Resolutions CMN 2,554/98, 4,557/17 and 4.658/18, Sarbanes-Oxley Act (SOX) and Circular SUSEP 249/04.

III – Internal Audit

The Audit Committee met formally with the Officer responsible for the area and with other Internal Audit professionals on several occasions during the first semester of 2020, to discuss the audit works performed, the reports issued and their respective conclusions and recommendations, focusing on (i) recommendations for improvements in areas where controls were considered "To be improved; (ii) the approval of the Internal Audit Work Plan for 2020; and (iii) the impacts of the COVID-19 pandemic. On other occasions, Internal Audit professionals attended the meetings of the Audit Committee, providing expert information.

IV – Independent Audit

Regarding the Independent Audit work performed by PricewaterhouseCoopers Auditores Independentes ("PwC"), the Audit Committee met formally on several occasions in the first semester of 2020. At these meetings, highlighted the following topics: discussions involved the financial statements for the first semester of 2020, accounting practices, the main audit matters (“PAA’s”) and any deficiencies and recommendations raised in the internal control report. The Audit Committee evaluated the proposals submitted by PwC for the performance of other services, in order to verify the absence of conflicts of interest or potential risk of loss of independence. During the period, the Audit Committee also: (i) reviewed and approved the Independent Audit Work Plan for 2020; (ii) monitored the negotiation process of the fees submitted, recommending its subsequent approval by the  Board of Directors; and (iii) presented the annual and formal evaluation of the auditors' performance. The Audit Committee also met with KPMG Auditores Independentes (KPMG), responsible for the audit of Banco RCI S.A., member of the Conglomerate.

V - Ombudsman

In accordance with Resolution CMN 4,433/15 and  Resolution CNSP 279/13, specific works were carried out in the first semester of 2020, which were presented to the Audit Committee that discussed and evaluated them.

VI – Others Activities

Besides the activities described above, as part of the work inherent to its attributions, the Audit Committee met with senior management and several areas of the Conglomerate, furthering its analysis, with emphasis on the following: (i) monitoring of regulatory capital; (ii) inspections reports and notes from regulators, ongoing inspections and the correspondent action plans adopted to meet the requests; (iii) cybersecurity monitoring (iv) monitoring of topics related to Conduct and Customers Service, policies and action plans for continuous and structural improvements; (v) monitoring of tax, labor and civil litigation; (vi) review and approval of the Deferred Tax Asset Realization Valuation; and (vii) adjustments to the specific regulation issued to meet the health and economic crisis.

During the period, the members of the Audit Committee also participated in training, lectures and programs on topics related to its activities, and on regulations of interest and impact to the Conglomerate.

VII – Conclusion

Based on the work and assessments, and considering the context and scope in which it carries out its activities, the Audit Committee concluded that the work performed carried out is appropriate and provides transparency and quality to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. and the Prudential Conglomerate for the six-month period ended June 30, 2020, recommending its approvals by the Board of Directors of Santander.

São Paulo, July 28, 2020.

Audit Committee

Deborah Stern Vieitas – Coordinator

Luiz Carlos Nannini – Financial Expert

Maria Elena Cardoso Figueira

Fiscal Council's Opinion

The members of the Fiscal Council, in the exercise of their legal and statutory attributions, examined the Management Report and the Financial Statements of Banco Santander (Brasil) SA, referring to the first half of 2020, and concluded, based on the examinations carried out, in the clarifications provided by the Management, also considering the unqualified opinion of PwC Auditores Independentes, that the aforementioned pieces, examined in the light of accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, adequately reflect the equity situation Company's financial and financial resources.

São Paulo, July 28, 2020.

FISCAL COUNCIL

João Guilherme de Andrade So Consiglio - President

Antônio Melchiades Baldisera

Louise Barsi

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 28, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer